Form 6-K

                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                        Report of Foreign Issuer

                Pursuant to Rule 13a - 16 or 15d - 16 of
                   the Securities Exchange Act of 1934

                 For the month of ___November___ 2006
                   (Commission File No.  000-24876)

                             TELUS Corporation

             (Translation of registrant's name into English)

                         21st Floor, 3777 Kingsway
                     Burnaby, British Columbia  V5H 3Z7
                                Canada
                 (Address of principal registered offices)




Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

									  X
		Form 20-F	_____			Form 40-F	_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

									  X
		Yes		_____			No		_____


                      This Form 6-K consists of the following:

                               Third Quarter Results
                              dated November 3, 2006

                         CONSOLIDATED FINANCIAL STATEMENTS
                                       and
                        MANAGEMENT'S DISCUSSION AND ANALYSIS


_______________________________________________________________________________

                               TELUS CORPORATION


                   INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                                  (UNAUDITED)

                              SEPTEMBER 30, 2006

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
interim consolidated statements of income                            (unaudited)
--------------------------------------------------------------------------------


                                                     Three months                    Nine months
Periods ended September 30 (millions except
  per share amounts)                             2006            2005           2006            2005
---------------------------------------------------------------------------------------------------------
OPERATING REVENUES                            $  2,210.7      $ 2,062.8      $  6,426.4      $  6,056.0
---------------------------------------------------------------------------------------------------------
OPERATING EXPENSES
  Operations                                     1,245.8        1,221.5         3,654.3         3,476.7
  Restructuring and workforce reduction costs
    (Note 5)                                        12.5            1.6            59.9            18.4
  Depreciation                                     325.8          335.6         1,000.2           996.4
  Amortization of intangible assets                 57.5           73.6           168.3           214.1
---------------------------------------------------------------------------------------------------------
                                                 1,641.6        1,632.3         4,882.7         4,705.6
---------------------------------------------------------------------------------------------------------
OPERATING INCOME                                   569.1          430.5         1,543.7         1,350.4
  Other expense, net                                 4.0            7.1            17.9             9.1
  Financing costs (Note 6)                         116.6          144.8           371.1           451.4
---------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES AND                     448.5          278.6         1,154.7           889.9
  NON-CONTROLLING INTEREST
  Income taxes (Note 7)                            126.5           86.9           261.3           263.2
  Non-controlling interests                          2.4            1.6             7.1             4.9
---------------------------------------------------------------------------------------------------------
NET INCOME AND COMMON SHARE AND NON-VOTING    $    319.6      $   190.1      $    886.3      $    621.8
  SHARE INCOME
---------------------------------------------------------------------------------------------------------
INCOME PER COMMON SHARE AND NON-VOTING
  SHARE (Note 8)
    - Basic                                   $     0.94      $    0.53      $     2.57      $     1.74
    - Diluted                                 $     0.92      $    0.53      $     2.54      $     1.72
DIVIDENDS DECLARED PER COMMON SHARE AND
  NON-VOTING SHARE                            $    0.275      $    0.20      $    0.825      $     0.60
TOTAL WEIGHTED AVERAGE COMMON SHARES AND
  NON-VOTING SHARES OUTSTANDING
    - Basic                                        341.4          356.8           345.2           358.3
    - Diluted                                      346.0          361.7           348.8           362.1



The accompanying notes are an integral part of these interim consolidated financial statements


--------------------------------------------------------------------------------
interim consolidated statements of retained earnings                 (unaudited)
--------------------------------------------------------------------------------

                                                                                     Nine months
Periods ended September 30 (millions)                                           2006            2005
---------------------------------------------------------------------------------------------------------
BALANCE AT BEGINNING OF PERIOD                                               $    849.7      $  1,008.1
Net income                                                                        886.3           621.8
---------------------------------------------------------------------------------------------------------
                                                                                1,736.0         1,629.9
Common Share and Non-Voting Share dividends paid, or payable, in cash            (284.5)         (215.6)
Purchase of Common Shares and Non-Voting Shares in excess of stated
        capital (Note 15(f))                                                     (376.5)         (398.4)
Adjustment for purchase of share option awards not in excess of
        their fair value                                                            2.1              --
Adjustment of tax treatment of items charged directly to retained earnings         16.1              --
Warrant proceeds used in determining intrinsic value of warrants in excess
  of amounts ultimately received                                                     --            (2.0)
---------------------------------------------------------------------------------------------------------
BALANCE AT END OF PERIOD (Note 15)                                           $  1,093.2      $  1,013.9
---------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these interim consolidated financial statements

--------------------------------------------------------------------------------
interim consolidated balance sheets                                  (unaudited)
--------------------------------------------------------------------------------


                                                     September 30,  December 31,
As at (millions)                                        2006            2005
--------------------------------------------------------------------------------
ASSETS
Current Assets
 Cash and temporary investments, net                   $      --     $       8.6
 Short-term investments                                     98.8              --
 Accounts receivable (Notes 11, 17(b))                     739.7           610.3
 Income and other taxes receivable                          49.0           103.7
 Inventories                                               144.0           138.8
 Prepaid expenses and other (Note 17(b))                   237.2           154.7
 Current portion of deferred hedging asset(Note 14(b))       5.6              --
 Current portion of future income taxes                       --           226.4
--------------------------------------------------------------------------------
                                                         1,274.3         1,242.5
--------------------------------------------------------------------------------
Capital Assets, Net (Note 12)
 Property, plant, equipment and other                    7,457.2         7,339.4
 Intangible assets subject to amortization                 551.9           637.5
 Intangible assets with indefinite lives                 2,966.3         2,964.6
--------------------------------------------------------------------------------
                                                        10,975.4        10,941.5
--------------------------------------------------------------------------------
Other Assets
 Deferred charges (Note 17(b))                             979.6           850.2
 Investments                                                32.9            31.2
 Goodwill (Note 13)                                      3,192.3         3,156.9
--------------------------------------------------------------------------------
                                                         4,204.8         4,038.3
--------------------------------------------------------------------------------
                                                       $16,454.5     $  16,222.3
================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
  Cash and temporary investments, net                  $    25.4      $       --
  Accounts payable and accrued liabilities
    (Note 17(b))                                         1,405.0         1,393.7
  Income and other taxes payable                            12.9              --
  Restructuring and workforce reduction
    accounts payable and accrued liabilities
    (Note 5)                                                59.3            57.1
  Advance billings and customer deposits
    (Note 17(b))                                           571.0           571.8
  Current maturities of long-term debt (Note 14)         1,378.4             5.0
  Current portion of deferred hedging liability
    (Note 14(b))                                           186.4              --
  Current portion of future income taxes                   119.3              --
--------------------------------------------------------------------------------
                                                         3,757.7         2,027.6
--------------------------------------------------------------------------------
Long-Term Debt (Note 14)                                 3,407.6         4,639.9
--------------------------------------------------------------------------------
Other Long-Term Liabilities (Note 17(b))                 1,330.5         1,635.3
--------------------------------------------------------------------------------
Future Income Taxes                                        948.5         1,023.9
--------------------------------------------------------------------------------
Non-Controlling Interests                                   22.3            25.6
--------------------------------------------------------------------------------
Shareholders' Equity (Note 15)                           6,987.9         6,870.0
--------------------------------------------------------------------------------
                                                       $16,454.5      $ 16,222.3
================================================================================

Commitments and Contingent Liabilities (Note 16)

The accompanying notes are an integral part of these interim consolidated financial statements

--------------------------------------------------------------------------------
interim consolidated statements of cash flows                        (unaudited)
--------------------------------------------------------------------------------

                                                     Three months                    Nine months
Periods ended September 30 (millions)            2006            2005           2006            2005
---------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income                                    $    319.6      $   190.1      $    886.3      $    621.8
Adjustments to reconcile net income to cash
  provided by operating activities:
  Depreciation and amortization                    383.3          409.2         1,168.5         1,210.5
  Future income taxes                              146.3           89.2           284.8           284.2
  Share-based compensation                          14.2           10.3            35.3            21.2
  Net employee defined benefit plans expense        (1.5)          (0.3)           (4.4)            0.8
  Employer contributions to employee defined
    benefit plans                                  (28.8)         (30.1)         (104.3)          (89.8)
  Restructuring and workforce reduction
    costs, net of cash payments (Note 5)            (1.2)          (5.7)            2.2           (19.0)
  Amortization of deferred gains on
    sale-leaseback of buildings,
    amortization of deferred charges and
    other, net                                       3.9           (3.6)           12.5            (3.9)
  Net change in non-cash working capital
  (Note 17(c))                                    (265.4)          34.4          (224.4)           83.8
---------------------------------------------------------------------------------------------------------
Cash provided by operating activities              570.4          693.5         2,056.5         2,109.6
---------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Capital expenditures (Notes 4, 12)                (423.9)        (263.0)       (1,203.2)         (944.9)
Acquisitions                                       (25.0)            --           (44.5)          (29.4)
Proceeds from the sale of property and
other assets                                         6.9            0.1            14.9             3.5
Change in non-current materials and
  supplies, purchase of investments and
  other                                             (9.0)          (0.4)          (20.4)           (8.7)
---------------------------------------------------------------------------------------------------------
Cash used by investing activities                 (451.0)        (263.3)       (1,253.2)         (979.5)
---------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Common Shares and Non-Voting Shares issued          37.2           56.3            82.9           200.3
Dividends to shareholders                          (93.8)         (71.7)         (284.5)         (215.6)
Purchase of Common Shares and Non-Voting
  Shares for cancellation (Note 15(f))            (119.7)        (233.1)         (600.7)         (663.5)
Long-term debt issued (Note 14)                    499.0            0.3         1,341.8             4.7
Redemptions and repayment of long-term debt
  (Note 14)                                       (448.9)          (1.0)       (1,064.4)          (21.3)
Partial payment of deferred hedging
  liability (Note 14(b))                              --             --          (309.4)             --
Dividends paid by a subsidiary to
  non-controlling interests                           --             --            (3.0)           (7.9)
Other                                                 --             --              --            (1.2)
---------------------------------------------------------------------------------------------------------
Cash used by financing activities                 (126.2)        (249.2)         (837.3)         (704.5)
---------------------------------------------------------------------------------------------------------
CASH POSITION
Increase (decrease) in cash and temporary
  investments, net                                  (6.8)         181.0           (34.0)          425.6
Cash and temporary investments, net,
  beginning of period                              (18.6)       1,141.1             8.6           896.5
---------------------------------------------------------------------------------------------------------
Cash and temporary investments, net, end of
period                                        $    (25.4)     $ 1,322.1      $    (25.4)     $  1,322.1
---------------------------------------------------------------------------------------------------------
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS
Interest (paid) (Note 17(c))                  $    (13.0)     $   (12.2)     $   (297.6)     $   (319.1)
---------------------------------------------------------------------------------------------------------
Interest received                             $      0.6      $     9.3      $     23.9      $     34.4
---------------------------------------------------------------------------------------------------------
Income taxes (inclusive of Investment Tax
  Credits (Note 7)) received (paid), net      $     (0.6)     $     2.9      $     94.4      $     22.2
---------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of these interim consolidated financial statements

--------------------------------------------------------------------------------
Notes to interim consolidated financial statements                   (unaudited)
--------------------------------------------------------------------------------

SEPTEMBER 30, 2006

TELUS Corporation is one of Canada's largest telecommunications companies, providing a full range of telecommunications products and services. The Company is the largest incumbent telecommunications service provider in Western Canada and provides data, Internet protocol, voice and wireless services to Central and Eastern Canada.

Intention to reorganize into income trust

In September 2006, the Company announced its intentions to reorganize itself, in its entirety, as an income trust. At that time, the conversion was expected to be accomplished by way of a plan of arrangement under the Business Corporations Act (British Columbia) that is subject to the approval of at least 66-2/3 per cent of the votes cast by security holders of the Company at a special meeting originally expected to be held in January 2007. An information circular describing the reorganization and detailing the proposed plan of arrangement was originally expected to be mailed to Company shareholders in December 2006 for the purpose of obtaining Company shareholder approval.In addition to the requirement for Company shareholder approval, the reorganization would be contingent on a number of other conditions including the receipt of all necessary regulatory and court approvals.

On October 31, 2006, the Federal Minister of Finance announced a new tax plan that affects the future level of taxation of income trusts and corporations. The application of the Federal Government's new tax plan would be to reduce the tax efficiency of publicly traded income trusts. The Company is assessing the impact of this unexpected development on the proposed reorganization of itself.

As a result of the announcement by the Federal Minister of Finance, there can be no assurance at this time that the Company will proceed with its proposed income trust conversion, nor can there can be no assurance at this time that if the income trust conversion were to proceed that all approvals and consents required or desirable to effect the conversion will be obtained in the time frame reflected above, or at all, and, accordingly, there can be no assurance that the conversion will be completed.


Notes to consolidated financial statements    Description
--------------------------------------------------------------------------------
General application
--------------------------------------------------------------------------------
1.  Interim financial statements -            Summary explanation of basis of
    basis of presentation                     presentation of interim
                                              consolidated financial statements
--------------------------------------------------------------------------------
2.  Accounting policy developments            Summary review of forthcoming
                                              generally accepted accounting
                                              principle developments that
                                              may affect the Company
--------------------------------------------------------------------------------
3.  Financial instruments                     Summary schedule and review of
                                              financial instruments, including
                                              fair values thereof
--------------------------------------------------------------------------------
Consolidated statements of income focused
--------------------------------------------------------------------------------
4.  Segmented information                     Summary disclosure of segmented
                                              information regularly reported to
                                              the Company's chief operating
                                              decision maker
--------------------------------------------------------------------------------
5.  Restructuring and workforce               Summary continuity schedules and
    reduction costs                           review of restructuring and
                                              workforce reduction costs
--------------------------------------------------------------------------------
6.  Financing costs                           Summary schedule of items
                                              comprising financing costs by
                                              nature
--------------------------------------------------------------------------------
7.  Income taxes                              Summary reconciliations of
                                              statutory rate income tax expense
                                              to provision for income taxes
--------------------------------------------------------------------------------
8.  Per share amounts                         Summary schedules and review of
                                              numerators and denominators used
                                              in calculating per share amounts
                                              and related disclosures
--------------------------------------------------------------------------------
9.  Share-based compensation                  Summary schedules and review of
                                              compensation arising from share
                                              option awards, restricted stock
                                              units and employee share purchase
                                              plan
--------------------------------------------------------------------------------
10. Employee future benefits                  Summary and review of employee
                                              future benefits and related
                                              disclosures
--------------------------------------------------------------------------------
Consolidated balance sheets focused
--------------------------------------------------------------------------------
11. Accounts receivable                       Summary schedule and review of
                                              arm's-length securitization trust
                                              transactions and related
                                              disclosures
--------------------------------------------------------------------------------
12. Capital assets                            Summary schedule of items
                                              comprising capital assets
--------------------------------------------------------------------------------
13. Goodwill                                  Summary schedule of goodwill and
                                              review of reported fiscal year
                                              acquisitions from which goodwill
                                              arises
--------------------------------------------------------------------------------
14. Long-term debt                            Summary schedule of long-term debt
                                              and related disclosures
--------------------------------------------------------------------------------
15. Shareholders' equity                      Summary schedules and review of
                                              shareholders' equity and changes
                                              therein including share option
                                              price stratification and normal
                                              course issuer bid summaries
--------------------------------------------------------------------------------
16. Commitments and contingent liabilities    Summary review of contingent
                                              liabilities, guarantees, claims
                                              and lawsuits
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
notes to interim consolidated financial statements                   (unaudited)
--------------------------------------------------------------------------------


Notes to consolidated financial statements    Description
--------------------------------------------------------------------------------
Other
--------------------------------------------------------------------------------
17. Additional financial information          Summary schedules of items
                                              comprising certain primary
                                              financial statement line items
--------------------------------------------------------------------------------
18. Differences between Canadian and          Summary schedules and review of
    United States generally accepted          differences  between Canadian and
    accounting principles                     United States generally accepted
                                              accounting principles as they
                                              apply to the Company
--------------------------------------------------------------------------------

1    interim financial statements - basis of presentation

The notes presented in these interim consolidated financial statements include only significant events and transactions and are not fully inclusive of all matters normally disclosed in TELUS Corporation's annual audited financial statements. As a result, these interim consolidated financial statements should be read in conjunction with the TELUS Corporation audited consolidated financial statements for the year ended December 31, 2005. These interim consolidated financial statements follow the same accounting policies and methods of their application as set out in the TELUS Corporation consolidated financial statements for the year ended December 31, 2005, including that certain of the comparative amounts have been reclassified to conform with the presentation adopted currently. Accordingly, these interim consolidated financial statements reflect all adjustments (which are of a normal recurring nature) that are, in the opinion of the Company, necessary for a fair statement of the results for the interim periods presented.

     The term "Company" is used to mean TELUS Corporation and, where the context of the narrative permits or requires, its subsidiaries.

2    accounting policy developments

(a) Earnings per share; convergence with International Financial Reporting Standards

Earnings per share: Possibly commencing in the Company's 2006 fiscal year, proposed amendments to the recommendations of the Canadian Institute of Chartered Accountants ("CICA") for the calculation and disclosure of earnings per share (CICA Handbook Section 3500) may have applied to the Company. In July 2006, the typescript with the current proposed amendments was withdrawn and an announcement was made indicating that an International Financial Reporting Standards-based exposure draft would be issued by the end of 2006.

     Convergence with International Reporting Standards: In early 2006, Canada's Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by public companies, being converged with International Financial Reporting Standards over a transitional period. During 2006, the Accounting Standards Board is expected to develop and publish a detailed implementation plan with a transition period expected to be approximately five years. As this convergence initiative is very much in its infancy as of the date of these interim consolidated financial statements, it would be premature to currently assess the impact of the initiative, if any, on the Company.

(b) Comprehensive income

Commencing with the Company's 2007 fiscal year, the new recommendations of the CICA for accounting for comprehensive income (CICA Handbook Section 1530), for the recognition and measurement of financial instruments (CICA Handbook
Section 3855) and for hedges (CICA Handbook Section 3865) will apply to the Company. In the Company's specific instance, the transitional rules for these sections require implementation at the beginning of a fiscal year; the Company will not be implementing these recommendations in its 2006 fiscal year. The concept of comprehensive income for purposes of Canadian GAAP will be to include changes in shareholders' equity arising from unrealized changes in the values of financial instruments.

      Comprehensive income as prescribed by U.S. GAAP, and which is disclosed in Note 18(h), is largely aligned with comprehensive income as prescribed by Canadian GAAP, including the impacts of the new recommendations for the recognition and measurement of financial instruments and for hedges. In the Company's specific instance, however, there is currently a difference in other comprehensive income in that U.S. GAAP includes the concept of minimum pension liabilities and Canadian GAAP does not. In the first half of 2006, the Financial Accounting Standards Board exposed a number of draft changes in respect of accounting for defined benefit pension plans; one of the changes proposed would result in minimum pension liabilities no longer being recognized within U.S. GAAP other comprehensive income.

--------------------------------------------------------------------------------
notes to interim consolidated financial statements                   (unaudited)
--------------------------------------------------------------------------------

(c)     Accounting changes

Commencing with the Company's 2007 fiscal year, the new recommendations of the CICA for accounting changes (CICA Handbook Section 1506) will apply to the Company. Most significantly, the new recommendations stipulate that voluntary changes in accounting policy are made only if they result in the financial statements providing reliable and more relevant information and that new disclosures are required in respect of changes in accounting policies, changes in accounting estimates and correction of errors. The Company is not currently materially affected by the new recommendations.

(d) Business combinations

Possibly commencing in the Company's 2007 fiscal year, the proposed amended recommendations of the CICA for accounting for business combinations will apply to the Company's business combinations, if any, with an acquisition date subsequent to the amended recommendations coming into force. Whether the Company would be materially affected by the proposed amended recommendations would depend upon the specific facts of the business combinations, if any, occurring subsequent to the amended recommendations coming into force. Generally, the proposed recommendations will result in measuring business acquisitions at the fair value of the acquired entities and a prospectively applied shift from a parent company conceptual view of consolidation theory (which results in the parent company recording the book values attributable to non-controlling interests) to an entity conceptual view (which results in the parent company recording the fair values attributable to non-controlling interests).

3    Financial instruments

During the first quarter of 2006, the Company entered into a hedging relationship that fixes the Company's compensation cost arising from a specific grant of restricted stock units; hedge accounting has been applied to this relationship. Restricted stock units are further described in Note 9(c).

     During the second quarter of 2006, as further discussed in Note 14(b), the Company terminated a number of cross currency interest rate swap agreements and entered into new cross currency interest rate swap agreements in respect of the Company's U.S. Dollar Notes maturing in June 2007. The Company entered into these agreements to reduce or eliminate exposure to interest rate and foreign currency risk. Hedge accounting has been applied to the new cross currency interest rate swap agreements.

     As at September 30, 2006, the Company had entered into foreign currency forward contracts that have the effect of fixing the exchange rate on U.S.$49 million of fiscal 2006 purchase commitments; hedge accounting has been applied to these foreign currency forward contracts, all of which relate to the Wireless segment.

     In contemplation of the planned refinancing of the debt maturing June 1, 2007, as set out in Note 14, the Company has entered into forward starting interest rate swap agreements during 2006 that, as at September 30, 2006, have the effect of fixing the underlying interest rate on up to $500 million of replacement debt. Hedge accounting has been applied to these forward starting interest rate swap agreements.

    Fair value: The carrying value of cash and temporary investments, short-term investments, accounts receivable, accounts payable, restructuring and workforce reduction accounts payable, dividends payable and short-term obligations approximates their fair values due to the immediate or short-term maturity of these financial instruments. The carrying values of the Company's non-current investments accounted for using the cost method would not exceed their fair values.

     The fair values of the Company's long-term debt are estimated based on quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same maturity as well as the use of discounted future cash flows using current rates for similar financial instruments subject to similar risks and maturities. The fair values of the Company's derivative financial instruments used to manage exposure to interest rate and currency risks are estimated similarly.

--------------------------------------------------------------------------------
notes to interim consolidated financial statements                   (unaudited)
--------------------------------------------------------------------------------


As at                                             September 30, 2006              December 31, 2005
---------------------------------------------------------------------------------------------------------
                              Hedging item
                                 maximum
                                 maturity       Carrying                       Carrying
(millions)                        date           amount       Fair value        amount        Fair value
---------------------------------------------------------------------------------------------------------
Assets
 Derivatives(1)(2) used to
  manage changes in
  compensation costs
  arising from restricted       November
  stock units (Note 9(c))         2008        $     34.7     $     48.2      $     12.2      $     19.5
---------------------------------------------------------------------------------------------------------
 Derivatives(1)(2) used to
  manage currency risks arising
  from U.S. dollar denominated
  purchases
  - To which hedge              December
  accounting is applied           2006        $       --     $      0.3      $       --      $       --
  - To which hedge              September
  accounting is not applied       2007        $       --     $      0.4      $       --      $       --
---------------------------------------------------------------------------------------------------------
Liabilities
 Derivatives(1)(2) used to
  manage interest rate risk
  associated with planned
  refinancing of debt
  maturing June 1, 2007         June 2007     $       --     $      7.5      $       --      $       --
---------------------------------------------------------------------------------------------------------
 Long-term debt
  Principal (Note 14)                         $  4,786.0     $  5,424.1      $  4,644.9      $  5,371.6
  Derivatives(1)(2) used to
   manage interest rate and
   currency risks
   associated with U.S.
   dollar denominated debt,
   net                          June 2011          982.8        1,292.7         1,154.3         1,470.5
---------------------------------------------------------------------------------------------------------
                                              $  5,768.8     $  6,716.8      $  5,799.2      $  6,842.1
---------------------------------------------------------------------------------------------------------
 Derivatives(1)(2) used to
  manage currency risks arising
  from U.S. dollar denominated
  purchases
  - To which hedge
  accounting is applied        June 2006      $       --     $       --      $       --      $      0.1
  - To which hedge
  accounting is not applied    March 2006     $       --     $       --      $       --      $      0.4
---------------------------------------------------------------------------------------------------------

(1) Notional amount of all derivative financial instruments outstanding is $5,125.4 (December 31, 2005 - $4,904.8).
(2)  Designated as cash flow hedging items.


4    segmented information

The Company's reportable segments are Wireline and Wireless. The Wireline segment includes voice local, voice long distance, data and other telecommunication services excluding wireless. The Wireless segment includes digital personal communications services, equipment sales and wireless Internet services. Segmentation is based on similarities in technology, the technical expertise required to deliver the products and services, the distribution channels used and regulatory treatment. Intersegment sales are recorded at the exchange value, which is the amount agreed to by the parties. The following segmented information is regularly reported to the Company's Chief Executive Officer (the Company's chief operating decision maker).

--------------------------------------------------------------------------------
notes to interim consolidated financial statements                   (unaudited)
--------------------------------------------------------------------------------


Three-month periods
ended September 30           Wireline             Wireless           Eliminations         Consolidated
(millions)                2006      2005       2006      2005       2006      2005       2006      2005
---------------------------------------------------------------------------------------------------------
Operating revenues
 External revenue      $1,200.3  $1,198.6   $1,010.4  $  864.2     $    --   $   --    $2,210.7  $2,062.8
 Intersegment revenue      23.5      23.6        6.0       5.7       (29.5)   (29.3)         --        --
---------------------------------------------------------------------------------------------------------
                        1,223.8   1,222.2    1,016.4     869.9       (29.5)   (29.3)
                                                                                        2,210.7   2,062.8
---------------------------------------------------------------------------------------------------------
Operating expenses

 Operations expense       742.5     794.5      532.8     456.3       (29.5)   (29.3)    1,245.8   1,221.5
 Restructuring and
  work-force
  reduction costs          11.7       1.6        0.8        --          --       --        12.5       1.6
---------------------------------------------------------------------------------------------------------
                          754.2     796.1      533.6     456.3       (29.5)   (29.3)
                                                                                        1,258.3   1,223.1
---------------------------------------------------------------------------------------------------------
EBITDA(1)              $  469.6  $  426.1   $  482.8  $  413.6     $    --   $   --    $  952.4  $  839.7
---------------------------------------------------------------------------------------------------------
CAPEX(2)               $  311.4  $  176.5   $  112.5  $   86.5     $    --   $   --    $  423.9  $  263.0
---------------------------------------------------------------------------------------------------------
EBITDA less CAPEX      $  158.2  $  249.6   $  370.3  $  327.1     $    --   $   --    $  528.5  $  576.7
---------------------------------------------------------------------------------------------------------
                                                                EBITDA (from above)    $  952.4  $  839.7
                                                                Depreciation              325.8     335.6
                                                                Amortization               57.5      73.6
                                                                -----------------------------------------
                                                                Operating income          569.1     430.5
                                                                Other expense, net          4.0       7.1
                                                                Financing costs           116.6     144.8
                                                                -----------------------------------------
                                                                Income before income      448.5     278.6
                                                                  taxes and
                                                                  non-controlling
                                                                  interests
                                                                Income taxes              126.5      86.9
                                                                Non-controlling
                                                                  interests                 2.4       1.6
                                                                -----------------------------------------
                                                                Net income             $  319.6  $  190.1
                                                                -----------------------------------------

Nine-month periods ended
September 30                 Wireline             Wireless           Eliminations         Consolidated
(millions)                2006      2005       2006      2005       2006      2005       2006      2005
---------------------------------------------------------------------------------------------------------
Operating revenues
 External revenue      $3,588.8  $3,637.3   $2,837.6  $2,418.7     $    --   $   --    $6,426.4  $6,056.0
 Intersegment revenue      71.8      67.4       17.1      17.2       (88.9)   (84.6)         --        --
---------------------------------------------------------------------------------------------------------
                        3,660.6   3,704.7    2,854.7   2,435.9       (88.9)   (84.6)    6,426.4   6,056.0
---------------------------------------------------------------------------------------------------------
Operating expenses

 Operations expense     2,211.5   2,242.9    1,531.7   1,318.4       (88.9)   (84.6)    3,654.3   3,476.7
 Restructuring and
   work-force
   reduction costs         56.4      18.4        3.5        --          --       --        59.9      18.4
---------------------------------------------------------------------------------------------------------
                        2,267.9   2,261.3    1,535.2                 (88.9)   (84.6)
                                                       1,318.4                          3,714.2   3,495.1
---------------------------------------------------------------------------------------------------------
EBITDA(1)              $1,392.7  $1,443.4   $1,319.5  $1,117.5     $    --   $   --    $2,712.2  $2,560.9
---------------------------------------------------------------------------------------------------------
CAPEX(2)               $  881.8  $  684.0   $  321.4  $  260.9     $    --   $   --    $1,203.2  $  944.9
---------------------------------------------------------------------------------------------------------
EBITDA less CAPEX      $  510.9  $  759.4   $  998.1  $  856.6     $    --   $   --    $1,509.0  $1,616.0
---------------------------------------------------------------------------------------------------------
                                                                EBITDA (from above)    $2,712.2  $2,560.9

                                                                Depreciation            1,000.2     996.4
                                                                Amortization              168.3     214.1
                                                                -----------------------------------------
                                                                Operating income
                                                                                        1,543.7   1,350.4
                                                                Other expense, net         17.9       9.1
                                                                Financing costs           371.1     451.4
                                                                -----------------------------------------
                                                                Income before income                889.9
                                                                  taxes and
                                                                  non-controlling
                                                                  interests             1,154.7
                                                                Income taxes              261.3     263.2
                                                                Non-controlling
                                                                  interests                 7.1       4.9
                                                                -----------------------------------------
                                                                Net income             $  886.3    $621.8
                                                                -----------------------------------------

(1) Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") is a measure that does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers; EBITDA is defined by the Company as operating revenues less operations expense and restructuring and workforce reduction costs. The Company has issued guidance on, and reports, EBITDA because it is a key measure used by management to evaluate performance of its business segments and is utilized in measuring compliance with certain debt covenants.
(2)  Total capital expenditures ("CAPEX").

--------------------------------------------------------------------------------
notes to interim conslidated financial statements                    (unaudited)
--------------------------------------------------------------------------------

5    restructuring and workforce reduction costs

(a)  Overview

Three-month periods ended
September 30 (millions)                               2006                                       2005
-------------------------------------------------------------------------------------------  ------------
                               General
                               programs       Office      General programs
                               initiated   closures and       initiated
                               in 2006    contracting out   prior to 2006         Total           Total
---------------------------------------------------------------------------------------------------------
Restructuring and workforce
 reduction costs
 Workforce reduction
  Voluntary                   $      6.9   $        --      $         --      $       6.9     $      0.3
  Involuntary                        4.5           0.5                --              5.0            1.1
 Lease termination                    --           0.1                --              0.1             --
 Other                               0.5            --                --              0.5            0.2
---------------------------------------------------------------------------------------------------------
                                    11.9           0.6                --             12.5            1.6
---------------------------------------------------------------------------------------------------------
Disbursements
 Workforce reduction
  Voluntary(1)                       4.6            --                --              4.6            0.2
  Involuntary and other              5.0           0.6               2.7              8.3            6.6
 Lease termination                    --           0.1               0.2              0.3            0.3
 Other                               0.5            --                --              0.5            0.2
---------------------------------------------------------------------------------------------------------
                                    10.1           0.7               2.9             13.7            7.3
---------------------------------------------------------------------------------------------------------
Expenses greater than (less          1.8          (0.1)             (2.9)            (1.2)          (5.7)
 than) disbursements
Restructuring and workforce
 reduction accounts payable
 and accrued liabilities
  Balance, beginning of
  period                            29.1          15.5              15.9             60.5           57.4
---------------------------------------------------------------------------------------------------------
  Balance, end of period      $     30.9   $      15.4     $        13.0      $      59.3      $    51.7
=========================================================================================================

Nine-month periods ended
September 30 (millions)                               2006                                      2005
---------------------------------------------------------------------------------------------------------
                               General
                               programs       Office      General programs
                               initiated   closures and       initiated
                               in 2006    contracting out   prior to 2006       Total           Total
---------------------------------------------------------------------------------------------------------
Restructuring and workforce
 reduction costs
 Workforce reduction
  Voluntary                   $     25.2      $    3.5     $      --         $     28.7      $      0.6
  Involuntary                       25.2           3.7            --               28.9            15.3
 Lease termination                    --           0.1            --                0.1             1.5
 Other                               1.7           0.5            --                2.2             1.0
---------------------------------------------------------------------------------------------------------
                                    52.1           7.8            --               59.9            18.4
---------------------------------------------------------------------------------------------------------
Disbursements
 Workforce reduction
  Voluntary(1)                       5.1          15.2            --               20.3             2.1
  Involuntary and other             14.4           2.1          18.0               34.5            33.6
 Lease termination                    --           0.1           0.6                0.7             3.8
 Other                               1.7           0.5            --                2.2             1.0
---------------------------------------------------------------------------------------------------------
                                    21.2          17.9          18.6               57.7            40.5
---------------------------------------------------------------------------------------------------------
Expenses greater than (less         30.9         (10.1)        (18.6)               2.2           (22.1)
 than) disbursements
Other                                 --            --            --                 --             3.1
---------------------------------------------------------------------------------------------------------
Change in restructuring and         30.9         (10.1)        (18.6)               2.2           (19.0)
 workforce reduction
 accounts payable and
 accrued liabilities
  Balance, beginning of
  period                              --          25.5           31.6              57.1            70.7
---------------------------------------------------------------------------------------------------------
  Balance, end of period      $     30.9      $   15.4     $     13.0        $     59.3      $     51.7
---------------------------------------------------------------------------------------------------------


(1) Early Retirement Incentive Plan, Voluntary Departure Incentive Plan and other.

--------------------------------------------------------------------------------
notes to interim conslidated financial statements                    (unaudited)
--------------------------------------------------------------------------------

(b)     Programs initiated prior to 2006

General: In 2005, the Company undertook a number of smaller initiatives, such as operational consolidation, rationalization and integrations. These initiatives aimed to improve the Company's operating and capital productivity. As at September 30, 2006, no future expenses remain to be accrued or recorded under the smaller initiatives, but variances from estimates currently recorded may be recorded in subsequent periods.

    Office closures and contracting out: In connection with the collective agreement signed in the fourth quarter of 2005, an accompanying letter of agreement set out the planned closure, on February 10, 2006, of a number of offices in British Columbia. This initiative is a component of the Company's competitive efficiency program and is aimed at improving the Company's operating and capital productivity. The approximately 250 bargaining unit employees affected by these office closures were offered the option of redeployment or participation in a voluntary departure program (either the Early Retirement Incentive Plan or the Voluntary Departure Incentive Plan).

    As at September 30, 2006, no future expenses remain to be accrued or recorded under the letter of agreement setting out the planned closure of a number of offices in British Columbia, but variances from estimates currently recorded may be recorded in subsequent periods. Other costs, such as other employee departures and those associated with real estate, will be incurred and recorded subsequent to September 30, 2006.

    Similarly, an additional accompanying letter of agreement set out that the Company intends to contract out specific non-core functions over the term of the collective agreement. This initiative is a component of the Company's competitive efficiency program and is aimed at allowing the Company to focus its resources on those core functions that differentiate the Company for its customers. The approximately 250 bargaining unit employees currently affected by contracting out initiatives were offered the option of redeployment or participation in the voluntary departure program (either the Early Retirement Incentive Plan or the Voluntary Departure Incentive Plan.)

    As at September 30, 2006, no future expenses remain to be accrued or recorded under the letter agreement setting out the contracting out of specific non-core functions, in respect of the approximately 250 bargaining unit employees currently affected, but variances from estimates currently recorded may be recorded in subsequent periods. Future costs will be incurred as the initiative continues.

    Integration of Wireline and Wireless operations: On November 24, 2005, the Company announced the integration of its Wireline and Wireless operations, an initiative that will continue into future years and that is a component of the Company's competitive efficiency program.

(c)     Programs initiated in 2006

General: In the first quarter of 2006, arising from its competitive efficiency program, the Company undertook a number of smaller initiatives, such as operational consolidation, rationalization and integration. These initiatives are aimed to improve the Company's operating productivity and competitiveness.

    Also arising from its competitive efficiency program, the Company undertook an initiative for a departmental reorganization and reconfiguration, resulting in integration and consolidation. In the first quarter of 2006, approximately 600 bargaining unit employees were offered the option of redeployment or participation in a voluntary departure program (either the Early Retirement Incentive Plan or the Voluntary Departure Incentive Plan). As affected employees were not required to select an option until after March 31, 2006, the associated expenses were not eligible for recording prior to the second quarter of 2006. In the second quarter of 2006, approximately 275 bargaining unit employees accepted either the option of redeployment or participation in a voluntary departure program. For the three-month and nine-month periods ended September 30, 2006, $0.3 million and $18.1 million, respectively, of restructuring and workforce reduction costs were recorded in respect of this initiative and were included with general programs initiated in 2006. As at September 30, 2006, no future expenses remain to be accrued or recorded under this initiative, but variances from estimates currently recorded may be recorded in subsequent periods.

    Continuing with its competitive efficiency program for integration of Wireline and Wireless operations, for the three-month and nine-month periods ended September 30, 2006, $1.2 million and $8.0 million, respectively, of restructuring and workforce reduction costs were recorded in respect of this initiative and were included with general programs initiated in 2006.

    The Company's estimate of restructuring and workforce reduction costs in 2006, arising from its competitive efficiency program, which includes the office closures and contracting out and integration of Wireline and Wireless operations, is not currently expected to exceed $80 million.

--------------------------------------------------------------------------------
notes to interim conslidated financial statements                    (unaudited)
--------------------------------------------------------------------------------

6    financing costs


                                                Three months                    Nine months
Periods ended September 30 (millions)       2006            2005           2006            2005
----------------------------------------------------------------------------------------------------
Interest on long-term debt               $    125.3      $    155.8     $    375.2      $    489.5
Interest on short-term obligations and          0.3             1.4            2.9             5.2
other
Foreign exchange(1)                            (0.3)           (0.1)           4.5             3.0
----------------------------------------------------------------------------------------------------
                                              125.3           157.1          382.6           497.7
Interest income
  Interest on tax refunds                      (7.9)           (3.2)          (9.2)          (20.7)
  Other interest income                        (0.8)           (9.1)          (2.3)          (25.6)
----------------------------------------------------------------------------------------------------
                                               (8.7)          (12.3)         (11.5)          (46.3)
----------------------------------------------------------------------------------------------------
                                         $    116.6      $    144.8     $    371.1      $    451.4
===================================================================================================

(1) For the three-month and nine-month periods ended September 30, 2006, these amounts include gains of NIL (2005 - $0.2) and $0.1 (2005 - $0.1), respectively, in respect of cash flow hedge ineffectiveness.


7    income taxes


                                                 Three months                    Nine months
Periods ended September 30 (millions)        2006            2005           2006            2005
----------------------------------------------------------------------------------------------------
Current                                   $    (19.8)     $     (2.3)    $    (23.5)     $    (21.0)
Future                                         146.3            89.2          284.8           284.2
----------------------------------------------------------------------------------------------------
                                          $    126.5      $     86.9     $    261.3      $    263.2
====================================================================================================

    The Company's income tax expense differs from that calculated by applying statutory rates for the following reasons:


Three-month periods ended September 30 ($
  in millions)                                            2006                           2005
---------------------------------------------------------------------------------------------------------
 Basic blended federal and provincial tax     $    150.7           33.6%     $     93.6            33.6%
  at statutory income tax rates
 Revaluation of future income tax liability
  for change in statutory income tax rates            --                          (12.8)
 Tax rate differential on, and consequential
  adjustments from, reassessment of prior
  year tax issues                                  (24.9)                          (0.7)
 Share option award compensation                     1.8                            1.4
 Change in estimates of available deductible
  differences in prior years                          --                           (1.5)
 Other                                              (1.1)                           2.8
---------------------------------------------------------------------------------------------------------
                                                   126.5           28.2%           82.8            29.7%
Large corporations tax                                --                            4.1
---------------------------------------------------------------------------------------------------------
 Income tax expense per Consolidated
  Statements of Income                        $    126.5           28.2%     $     86.9            31.2%
=========================================================================================================


Nine-month periods ended September 30 ($ in
  millions)                                               2006                           2005
---------------------------------------------------------------------------------------------------------
 Basic blended federal and provincial tax     $    388.0           33.6%     $    304.8            34.2%
  at statutory income tax rates
 Revaluation of future income tax liability
  for change in statutory income tax rates        (107.0)                         (12.8)
 Tax rate differential on, and consequential
  adjustments from, reassessment of prior
  year tax issues                                  (23.9)                         (12.0)
 Share option award compensation                     4.9                            3.5
 Change in estimates of available
  deductible differences in prior years               --                          (37.5)
 Other                                              (0.7)                           4.0
---------------------------------------------------------------------------------------------------------
                                                   261.3           22.6%          250.0            28.1%
Large corporations tax                                --                           13.2
---------------------------------------------------------------------------------------------------------
 Income tax expense per Consolidated
  Statements of Income                        $    261.3           22.6%     $    263.2            29.6%
=========================================================================================================

--------------------------------------------------------------------------------
notes to interim conslidated financial statements                    (unaudited)
--------------------------------------------------------------------------------

     The Company conducts research and development activities, which are eligible to earn Investment Tax Credits. During the three-month and nine-month periods ended September 30, 2006, the Company recorded Investment Tax Credits of NIL (2005 - $0.4 million) and $12.6 million (2005 - $0.4 million), respectively, all of which was recorded as a reduction of capital (2005 - all of which was recorded as reduction of "Operations expense").

8    per share amounts

Basic income per Common Share and Non-Voting Share is calculated by dividing Common Share and Non-Voting Share income by the total weighted average Common Shares and Non-Voting Shares outstanding during the period. Diluted income per Common Share and Non-Voting Share is calculated to give effect to share option awards and, in the comparative period, warrants.

     The following table presents the reconciliations of the denominators of the basic and diluted per share computations. Net income equaled diluted Common Share and Non-Voting Share income for all periods presented.


                                                   Three months          Nine months
Periods ended September 30 (millions)            2006       2005       2006       2005
-----------------------------------------------------------------------------------------

 Basic total weighted average Common Shares      341.4      356.8      345.2        358.3
  and Non-Voting Shares outstanding
 Effect of dilutive securities
 Exercise of share option awards                   4.6        4.9        3.6          3.8
-----------------------------------------------------------------------------------------
 Diluted total weighted average Common
 Shares and Non-Voting Shares outstanding        346.0      361.7      348.8        362.1
-----------------------------------------------------------------------------------------

     For the three-month and nine-month periods ended September 30, 2006, certain outstanding share option awards, in the amount of NIL (2005 - 0.1 million) and 0.3 million (2005 - 0.4 million), respectively, were not included in the computation of diluted income per Common Share and Non-Voting Share because the share option awards' exercise prices were greater than the average market price of the Common Shares and Non-Voting Shares during the reported periods.

9    share-based compensation

(a)  Details of share-based compensation expense

Reflected in the Consolidated Statements of Income as "Operations expense" are the following share-based compensation amounts:


                                                   Three months               Nine months
Periods ended September 30 (millions)            2006       2005           2006        2005
------------------------------------------------------------------------------------------------
Share option awards                           $   5.2      $   4.1       $   14.5    $   10.4
Restricted stock units                            9.6          6.1           23.9        15.0
Employee share purchase plan                      8.6         12.0           25.0        26.0
------------------------------------------------------------------------------------------------
Amounts recognized as Operations expense in      23.4         22.2           63.4        51.4
  consolidated statements of income
Less - Income tax benefit arising from
  share-based compensation (see Note 7)           6.1          6.2           16.5        14.0
------------------------------------------------------------------------------------------------
                                              $  17.3      $  16.0       $   46.9    $   37.4
------------------------------------------------------------------------------------------------

(b)  Share option awards

The Company applies the fair value based method of accounting for share-based compensation awards granted to employees. Share option awards typically vest over a three-year period (the requisite service period), but may vest over periods of up to five years. The vesting method of share option awards, which is determined at the date of grant, may be either cliff or graded; all share option awards granted subsequent to 2004 have been cliff-vesting awards.

     Some share option awards have a net-equity settlement feature. As discussed further in Note 15(e), it is at the Company's option whether the exercise of a share option is settled as a share option or using the net-equity settlement feature. So as to align with the accounting treatment that is afforded to the associated share options, the Company has selected the equity instrument fair value method of accounting for the net-equity settlement feature.

--------------------------------------------------------------------------------
notes to interim conslidated financial statements                    (unaudited)
--------------------------------------------------------------------------------

     The weighted average fair value of share option awards granted, and the weighted average assumptions used in the fair value estimation at the time of grant, using the Black-Scholes model (a closed-form option pricing model), are as follows:

                                                     Three months                    Nine months
Periods ended September 30                       2006            2005           2006            2005
---------------------------------------------------------------------------------------------------------
Share option award fair value (per share      $    11.96      $    13.84     $    12.35      $    11.33
option)
Risk free interest rate                              4.2%            3.5%           4.0%            3.7%
Expected lives(1) (years)                            4.5             4.5            4.6             4.5
Expected volatility                                 30.0%           40.0%          35.9%           40.0%
Dividend yield                                       2.3%            1.9%           2.6%            2.2%
---------------------------------------------------------------------------------------------------------

(1) The maximum contractual term of the share option awards granted in 2006 and 2005 was seven years.

     The risk free interest rate used in determining the fair value of the share option awards is based on a Government of Canada yield curve that is current at the time of grant. The expected lives of the share option awards are based on historical share option award exercise data of the Company. Similarly, expected volatility considers the historical volatility of the Company's Non-Voting Shares. The dividend yield is the annualized dividend current at the date of grant divided by the share option award exercise price. Dividends are not paid on unexercised share option awards and are not subject to vesting.

(c)  Restricted stock units

The Company uses restricted stock units as a form of incentive compensation. Each restricted stock unit is equal in value to one Non-Voting Share and the dividends that would have arisen thereon had it been an issued and outstanding Non-Voting Share; the notional dividends are recorded as additional issuances of restricted stock units during the life of the restricted stock unit. The restricted stock units become payable as they vest over their lives. Typically, the restricted stock units vest over a period of 33 months. The vesting method, which is determined at the date of grant, may be either cliff or graded.

     The following table presents a summary of the activity related to the Company's restricted stock units.


Periods ended September 30, 2006           Three months                       Nine months
----------------------------------------------------------------------------------------------------------------
                                   Number of restricted      Weighted    Number of restricted       Weighted
                                       Stock Units           Average          Stock Units           Average
                                     -------------          grant date       ------------          grant date
                                   Non-vested    Vested     fair value    Non-vested    Vested    fair value
----------------------------------------------------------------------------------------------------------------
Outstanding, beginning of period
  Non-vested                        2,246,755        --       $ 35.40      1,645,530        --      $ 32.16
  Vested                                   --    11,799         15.51             --    62,437        26.43
Issued
  Initial allocation                    7,875        --         47.09        611,829        --        43.89
  In lieu of dividends                 14,406        --         62.48         54,002        --        49.52
Vested                                (16,171)   16,171         31.31        (21,827)   21,827        31.30
Settled in cash                            --   (16,171)        31.31             --   (72,465)       30.01
Forfeited and cancelled               (21,122)       --         33.04        (57,791)       --        32.01
----------------------------------------------------------------------------------------------------------------
Outstanding, end of period
  Non-vested                        2,231,743        --         35.52      2,231,743        --        35.52
  Vested                                   --    11,799       $ 15.51             --    11,799      $ 15.51
----------------------------------------------------------------------------------------------------------------

     With respect to certain issuances of restricted stock units, the Company entered into cash-settled equity forward agreements that fix the cost to the Company; that information, as well as a schedule of the Company's non-vested restricted stock units outstanding as at September 30, 2006, is set out in the following table:

--------------------------------------------------------------------------------
notes to interim conslidated financial statements                    (unaudited)
--------------------------------------------------------------------------------

                                     Cost fixed
                                       to the                         Total
                      Number of       Company        Number of      number of
                     fixed-cost         per        variable-cost    non-vested
                     restricted      restricted     restricted      restricted
                     stock units     stock unit     stock units     stock units
--------------------------------------------------------------------------------
Vesting in years
ending December 31:
  2006                  652,550      $    26.61         26,967         679,517
  2007                  600,000      $    40.91         89,811         689,811
  2008                  160,000      $    50.91
                        440,000      $    50.02
                     ------------
                        600,000                        262,415         862,415
--------------------------------------------------------------------------------
                      1,852,550                        379,193       2,231,743
--------------------------------------------------------------------------------

(d)  Employee share purchase plan

The Company has an employee share purchase plan under which eligible employees can purchase Common Shares through regular payroll deductions by contributing between 1% and 10% of their pay. The Company contributes 45%, for the employee population up to a certain job classification, for every dollar contributed by an employee, to a maximum of 6% of employee pay; for more highly compensated job classifications, the Company contributes 40%. There are no vesting requirements and the Company records its contributions as a component of operating expenses.

                              Three months                Nine months
Periods ended September 30
(millions)                 2006          2005         2006          2005
--------------------------------------------------------------------------------
Employee contributions   $   20.4      $   16.0     $   59.2      $   48.7
Company contributions         8.6          12.0         25.0          26.0
--------------------------------------------------------------------------------
                         $   29.0      $   28.0     $   84.2      $   74.7
--------------------------------------------------------------------------------

     Under this plan, the Company has the option of offering shares from Treasury or having the trustee acquire shares in the stock market. Prior to February 2001 and subsequent to November 1, 2004, all Common Shares issued to employees under the plan were purchased on the market at normal trading prices; in the intervening period, shares were also issued from Treasury.

(e)  Unrecognized, non-vested share-based compensation

As at September 30, 2006, compensation cost related to non-vested share-based compensation that has not yet been recognized is set out in the following table and is expected to be recognized over a weighted average period of 1.3 years (December 31, 2005 - 2.3 years).

As at (millions) (1)
                                              September 30,   December 31,
                                                   2006          2005
--------------------------------------------------------------------------------
Share option awards                           $     29.2      $     27.1
Restricted stock units(2)                           48.7            31.8
--------------------------------------------------------------------------------
                                              $     77.9      $     58.9
--------------------------------------------------------------------------------

(1) These disclosures are not likely to be representative of the effects on reported net income for future periods for the following reasons: these amounts reflect an estimate of forfeitures; these amounts do not reflect any provision for future awards; these amounts do not reflect any provision changes in the intrinsic value for vested restricted stock units; and for non-vested restricted stock units, these amounts reflect intrinsic values as at the balance sheet dates.
(2) The compensation cost that has not yet been recognized in respect of non-vested restricted stock units is calculated based upon the intrinsic value of the non-vested restricted stock units as at the balance sheet dates, net of the impacts of associated cash-settled equity forward agreements.

--------------------------------------------------------------------------------
notes to interim conslidated financial statements                    (unaudited)
--------------------------------------------------------------------------------

10   employee future benefits

(a)  Defined benefit plans

The Company's net defined benefit plan costs were as follows:

Three-month periods ended
September 30 (millions)                              2006                                2005
------------------------------------------------------------------------------------------------------------------
                                     Incurred                 Recognized   Incurred                  Recognized
                                        in       Matching        in          in         Matching         in
                                      period    adjustments(1) period       period    adjustments(1)   period
------------------------------------------------------------------------------------------------------------------
Pension benefit plans
  Current service cost (employer
    portion)                         $  24.3    $     --     $  24.3        $  17.0     $     --        $  17.0
  Interest cost                         79.0          --        79.0           79.9           --           79.9
  Return on plan assets               (170.5)       59.2      (111.3)        (300.0)       201.9          (98.1)
  Past service costs                      --         0.2         0.2             --          0.2            0.2
  Actuarial loss (gain)                 10.5          --        10.5            5.1           --            5.1
  Valuation allowance provided
    against accrued benefit asset         --         6.5         6.5             --          6.4            6.4
  Amortization of transitional
    asset                                 --       (11.2)      (11.2)            --        (11.2)         (11.2)
------------------------------------------------------------------------------------------------------------------
                                     $ (56.7)   $  (54.7)    $  (2.0)       $(198.0)     $ 197.3        $  (0.7)
------------------------------------------------------------------------------------------------------------------

(1) Accounting adjustments to allocate costs to different periods so as to recognize the long-term nature of employee future benefits.

Nine-month periods ended
September 30 (millions)                           2006                                2005
------------------------------------------------------------------------------------------------------------------
                                     Incurred                 Recognized   Incurred                  Recognized
                                        in       Matching        in          in         Matching         in
                                      period    adjustments(1) period       period    adjustments(1)   period
------------------------------------------------------------------------------------------------------------------
Pension benefit plans
  Current service cost (employer
    portion)                         $  72.9      $     --   $  72.9        $  51.2     $     --        $  51.2
  Interest cost                        236.9            --     236.9          239.6           --          239.6
  Return on plan assets               (242.6)        (91.3)   (333.9)        (608.1)       313.9         (294.2)
  Past service costs                      --           0.5       0.5             --          0.5            0.5
  Actuarial loss (gain)                 31.5            --      31.5           15.2           --           15.2
  Valuation allowance provided
    against accrued benefit asset         --          19.5      19.5             --         19.1           19.1
  Amortization of transitional
    asset                                 --         (33.6)    (33.6)            --        (33.6)         (33.6)
------------------------------------------------------------------------------------------------------------------
                                     $  98.7      $ (104.9)  $  (6.2)       $(302.1)    $  299.9        $  (2.2)
------------------------------------------------------------------------------------------------------------------

(1) Accounting adjustments to allocate costs to different periods so as to recognize the long-term nature of employee future benefits.


Three-month periods ended
September 30 (millions)                           2006                                2005
------------------------------------------------------------------------------------------------------------------
                                     Incurred                 Recognized   Incurred                  Recognized
                                        in       Matching        in          in         Matching         in
                                      period    adjustments(1) period       period    adjustments(1)   period
------------------------------------------------------------------------------------------------------------------
Other benefit plans
  Current service cost (employer
    portion)                         $   0.8      $     --   $   0.8        $   0.8     $     --        $   0.8
  Interest cost                          0.5            --       0.5            0.5           --            0.5
  Return on plan assets                 (0.6)           --      (0.6)          (0.6)          --           (0.6)
  Actuarial loss (gain)                 (0.5)           --      (0.5)          (0.6)          --           (0.6)
  Amortization of transitional
    obligation                            --           0.2       0.2             --          0.2            0.2
------------------------------------------------------------------------------------------------------------------
                                     $   0.2      $    0.2   $   0.4        $   0.1     $    0.2        $   0.3
------------------------------------------------------------------------------------------------------------------

(1) Accounting adjustments to allocate costs to different periods so as to recognize the long-term nature of employee future benefits.

--------------------------------------------------------------------------------
notes to interim conslidated financial statements                    (unaudited)
--------------------------------------------------------------------------------


Nine-month periods ended
September 30 (millions)                           2006                                2005
------------------------------------------------------------------------------------------------------------------
                                     Incurred                Recognized    Incurred                  Recognized
                                        in        Matching        in          in        Matching         in
                                      period    adjustments(1) period       period    adjustments(1)   period
------------------------------------------------------------------------------------------------------------------
Other benefit plans
  Current service cost (employer
    portion)                         $   2.6      $     --   $   2.6     $   4.5        $     --        $   4.5
  Interest cost                          1.4            --       1.4         1.4              --            1.4
  Return on plan assets                 (1.8)         (0.1)     (1.9)       (1.8)           (0.1)          (1.9)
  Actuarial loss (gain)                 (1.4)           --      (1.4)       (1.7)             --           (1.7)
  Amortization of transitional
    obligation                            --           0.6       0.6          --             0.6            0.6
------------------------------------------------------------------------------------------------------------------
                                     $   0.8      $    0.5   $   1.3     $   2.4        $    0.5        $   2.9
------------------------------------------------------------------------------------------------------------------

(1) Accounting adjustments to allocate costs to different periods so as to recognize the long-term nature of employee future benefits.

(b)  Employer contributions

The best estimate of fiscal 2006 employer contributions to the Company's defined benefit pension plans has been revised to approximately $132 million (the best estimate at December 31, 2005, was $114 million).

(c)     Defined contribution plans

The Company's total defined contribution pension plan costs recognized were as follows:

                                                     Three months                    Nine months
Periods ended September 30 (millions)            2006            2005           2006            2005
---------------------------------------------------------------------------------------------------------
Union pension plan and public service         $    8.2       $      4.1      $     24.3      $     23.8
  pension plan contributions
Other defined contribution pension plans           4.9              4.1            13.6            11.2
---------------------------------------------------------------------------------------------------------
                                              $   13.1       $      8.2      $     37.9      $     35.0
---------------------------------------------------------------------------------------------------------

11   accounts receivable

On July 26, 2002, TELUS Communications Inc., a wholly-owned subsidiary of TELUS, entered into an agreement, which was amended September 30, 2002, and March 1, 2006, with an arm's-length securitization trust under which TELUS Communications Inc. is able to sell an interest in certain of its trade receivables up to a maximum of $650 million. As a result of selling the interest in certain of the trade receivables on a fully-serviced basis, a servicing liability is recognized on the date of sale and is, in turn, amortized to earnings over the expected life of the trade receivables. This "revolving-period" securitization agreement has an initial term ending July 18, 2007. TELUS Communications Inc. is required to maintain at least a BBB
(low) credit rating by Dominion Bond Rating Service or the securitization trust may require the sale program to be wound down prior to the end of the initial term; at September 30, 2006, the rating was A (low).


 As at (millions)
                                            September 30,    December 31,
                                                2006             2005
-------------------------------------------------------------------------
Total managed portfolio                       $  1,095.8     $  1,129.3
Securitized receivables                           (403.3)        (599.2)
Retained interest in receivables sold               47.2           80.2
-------------------------------------------------------------------------
Receivables held                              $    739.7     $    610.3
-------------------------------------------------------------------------

     For the three-month and nine-month periods ended September 30, 2006, the Company recognized losses of $0.2 million (2005 - $0.5 million) and $3.1 million (2005 - $1.2 million), respectively, on the sale of receivables arising from the securitization.

     Cash flows from the securitization are as follows:

                                                     Three months                    Nine months
Periods ended September 30 (millions)            2006            2005           2006            2005
---------------------------------------------------------------------------------------------------------
Cumulative proceeds from securitization,      $    535.0      $    150.0     $    500.0      $    150.0
  beginning of period
Proceeds from new securitizations                     --              --          260.0              --
Securitization reduction payments                 (185.0)             --         (410.0)             --
---------------------------------------------------------------------------------------------------------
Cumulative proceeds from securitization,      $    350.0      $    150.0     $    350.0      $    150.0
  end of period
---------------------------------------------------------------------------------------------------------
Proceeds from collections reinvested in       $  1,080.0      $    352.8     $  2,910.6      $  1,067.4
  revolving-period securitizations
---------------------------------------------------------------------------------------------------------
Proceeds from collections pertaining to       $    138.7      $     58.7     $    384.8      $    171.6
  retained interest
---------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
notes to interim conslidated financial statements                    (unaudited)
--------------------------------------------------------------------------------

12   capital assets

(a)  Capital assets, net


                                                            Accumulated
                                                           Depreciation
                                                Cost       and Amortization        Net Book Value
---------------------------------------------------------------------------------------------------------

                                                                             September 30,  December 31,
As at (millions)                                                                 2006            2005
---------------------------------------------------------------------------------------------------------
Property, plant, equipment and other
  Telecommunications assets                   $ 17,827.8    $  12,540.0      $  5,287.8      $  5,378.2
  Assets leased to customers                       684.3          538.4           145.9           176.1
  Buildings and leasehold improvements           1,822.8          996.1           826.7           838.0
  Office equipment and furniture                 1,014.4          768.1           246.3           263.1
  Assets under capital lease                        18.4            8.5             9.9            12.4
  Other                                            337.2          254.5            82.7            84.9
  Land                                              46.0             --            46.0            46.7
  Assets under construction                        779.9             --           779.9           516.4
  Materials and supplies                            32.0             --            32.0            23.6
---------------------------------------------------------------------------------------------------------
                                                22,562.8       15,105.6         7,457.2         7,339.4
---------------------------------------------------------------------------------------------------------
Intangible assets subject to amortization
  Subscriber base                                  362.9          132.6           230.3           246.7
  Software                                       1,254.1          996.6           257.5           322.7
  Access to rights-of-way and other                122.0           57.9            64.1            68.1
---------------------------------------------------------------------------------------------------------
                                                 1,739.0        1,187.1           551.9           637.5
---------------------------------------------------------------------------------------------------------
Intangible assets with indefinite lives
  Spectrum licences(1)                           3,984.8        1,018.5         2,966.3         2,964.6
---------------------------------------------------------------------------------------------------------
                                              $ 28,286.6    $  17,311.2      $ 10,975.4      $ 10,941.5
---------------------------------------------------------------------------------------------------------

(1) Accumulated amortization of spectrum licences is amortization recorded prior to 2002 and the transitional impairment amount.

The following table presents items included in capital expenditures.

                                                     Three months                    Nine months
Periods ended September 30 (millions)            2006            2005           2006            2005
---------------------------------------------------------------------------------------------------------
Additions of intangible assets
  - Subject to amortization                   $   33.5       $   30.2        $    82.5        $   116.2
  - With indefinite lives                           --             --              1.7              8.8
---------------------------------------------------------------------------------------------------------
                                              $   33.5       $   30.2        $    84.2        $   125.0
---------------------------------------------------------------------------------------------------------

The following table presents items included in capital expenditures.

                                          Three months          Nine months
Periods ended September 30 (millions)    2006      2005      2006         2005
--------------------------------------------------------------------------------
Capitalized internal labour costs      $  73.2    $  32.3  $  224.7    $  170.7
--------------------------------------------------------------------------------


(b)  Intangible assets subject to amortization

Estimated aggregate amortization expense for intangible assets subject to amortization, calculated upon such assets held as at September 30, 2006, for each of the next five fiscal years is as follows:

Years ending December 31 (millions)
--------------------------------------------------------------------------------
2006 (balance of year)                                                $     54.9
2007                                                                       159.0
2008                                                                        71.2
2009                                                                        21.3
2010                                                                        12.8

--------------------------------------------------------------------------------
notes to interim conslidated financial statements                    (unaudited)
--------------------------------------------------------------------------------

13   goodwill

Periods ended September 30, 2006 (millions)        Three months     Nine months
--------------------------------------------------------------------------------
Balance, beginning of period                        $  3,172.3      $  3,156.9
Goodwill arising from acquisition                         20.0            37.5
Foreign exchange on goodwill of
  self-sustaining foreign operations                        --            (0.1)
Other                                                       --            (2.0)
--------------------------------------------------------------------------------
Balance, end of period                              $  3,192.3      $  3,192.3
--------------------------------------------------------------------------------

     FSC Internet Corp.: Of the 2006 goodwill addition, $17.5 million, none of which is expected to be deductible for tax purposes, arose from the April 7, 2006, cash acquisition of FSC Internet Corp., operating as Assurent Secure Technologies, a provider of information technology security services and products. The investment was made with a view to the ongoing advancement of the Company's existing suite of security solutions. The primary factor that contributed to a purchase price that resulted in the recognition of goodwill is the low degree of net tangible assets relative to the earnings capacity of the acquired business. Effective the acquisition date, the acquired company's results are included in the Company's Consolidated Statements of Income and are included in the Company's Wireline segment.

     Ambergris Solutions Inc.: In 2005, the Company acquired control of Ambergris Solutions Inc., a business process outsourcing company. In the third quarter of 2006, the Company increased its total effective economic interest in the entity from 52.5% to 91.3%, resulting in a 2006 goodwill addition of $20.0 million, none of which is expected to be deductible for tax purposes. The primary factor that contributed to a purchase price that resulted in the recognition of goodwill is the low degree of net tangible assets in the industry relative to the market value of established Asian operations. Ambergris Solutions Inc.'s results have been included in the Company's Consolidated Statements of Income and the Company's Wireline segment since the acquisition of control on February 15, 2005.

--------------------------------------------------------------------------------
notes to interim conslidated financial statements                    (unaudited)
--------------------------------------------------------------------------------

14   long-term debt

(a)  Details of long-term debt

As at ($ in millions)

                                                                        September 30,    December 31,
Series                  Rate of interest           Maturity                 2006             2005
---------------------------------------------------------------------------------------------------------
TELUS Corporation Notes
     U.S. (2)              7.50%(1)              June 2007                $ 1,302.8      $  1,354.4
     U.S. (3)              8.00%(1)              June 2011                  2,144.4         2,230.6
     CB                    5.00%(1)              June 2013                    299.7              --
---------------------------------------------------------------------------------------------------------
                                                                            3,746.9         3,585.0
---------------------------------------------------------------------------------------------------------
TELUS Corporation Credit
  Facilities                   5.01%             May 2008                     125.0           142.0
---------------------------------------------------------------------------------------------------------
TELUS Communications Inc.
  Debentures
      1                   12.00%(1)              May 2010                      50.0            50.0
      2                   11.90%(1)              November 2015                125.0           125.0
      3                   10.65%(1)              June 2021                    175.0           175.0
      5                    9.65%(1)              April 2022                   249.0           249.0
      B                    8.80%(1)              September 2025               200.0           200.0
---------------------------------------------------------------------------------------------------------
                                                                              799.0           799.0
---------------------------------------------------------------------------------------------------------
TELUS Communications Inc.
  First Mortgage Bonds
          U               11.50%(1)              July 2010                     30.0            30.0
---------------------------------------------------------------------------------------------------------
TELUS Communications Inc.
  Medium Term Notes
          1                7.10%(1)              February 2007                 70.0            70.0
---------------------------------------------------------------------------------------------------------
Capital leases issued at varying rates of interest from 4.1% to 16.7% and
  maturing on various dates up to 2013                                          9.9            12.5
---------------------------------------------------------------------------------------------------------
Other                                                                           5.2             6.4
---------------------------------------------------------------------------------------------------------
Long-Term Debt                                                              4,786.0         4,644.9
Less - current maturities                                                   1,378.4             5.0
---------------------------------------------------------------------------------------------------------
 Long-Term Debt - non-current                                             $ 3,407.6      $  4,639.9
---------------------------------------------------------------------------------------------------------

(1)  Interest is payable semi-annually.
(2)  Principal face value of notes is U.S.$1,166.5 million (December 31, 2005
     - U.S.$1,166.5 million).
(3)  Principal face value of notes is U.S.$1,925.0 million (December 31, 2005
     - U.S.$1,925.0 million).

(b)  TELUS Corporation notes

The notes are senior, unsecured and unsubordinated obligations of the Company and rank equally in right of payment with all existing and future unsecured, unsubordinated obligations of the Company, are senior in right of payment to all existing and future subordinated indebtedness of the Company, and are effectively subordinated to all existing and future obligations of, or guaranteed by, the Company's subsidiaries.

     The indentures governing the notes contain certain covenants which, among other things, place limitations on the ability of TELUS and certain of its subsidiaries to: grant security in respect of indebtedness, enter into sale and lease-back transactions and incur new indebtedness.

     2007 and 2011 (U.S. Dollar) Notes: In May 2001, the Company publicly issued U.S.$1.3 billion 2007 Notes at a price of U.S.$995.06 per U.S.$1,000.00 of principal and U.S.$2.0 billion 2011 Notes at a price of U.S.$994.78 per U.S.$1,000.00 of principal. The notes are redeemable at the option of the Company, in whole at any time, or in part from time to time, on not fewer than 30 nor more than 60 days' prior notice, at a redemption price equal to the greater of (i) the present value of the notes discounted at the Adjusted Treasury Rate plus 25 basis points in the case of the 2007 Notes and 30 basis points in the case of the 2011 Notes, or (ii) 100% of the principal amount thereof. In addition, accrued and unpaid interest, if any, will be paid to the date fixed for redemption.

     2007 and 2011 Cross Currency Interest Rate Swap Agreements: With respect to the 2007 and 2011 (U.S. Dollar) Notes, U.S.$3.1 billion (December 31, 2005
- U.S.$3.1 billion) in aggregate, the Company entered into cross currency interest rate swap agreements which effectively convert the principal repayments and interest obligations to Canadian dollar obligations with effective fixed interest rates and fixed economic exchange rates.

     The cross currency interest rate swap agreements contain an optional early termination provision which states that either party could elect to terminate these swap agreements on May 30, 2006, if (i) the highest of the long-term unsecured unsubordinated debt ratings of the Company falls below BBB as determined by Standard & Poor's Rating Services or Baa2 as determined by Moody's Investors Service or (ii) in the case of these two ratings having a difference of two or more rating increments, the lower of the two ratings is below BBB- or Baa3 or
(iii) the rating for the Company's counterparties fall below A or A2.

     In contemplation of the planned refinancing of the 2007 (U.S. Dollar) Notes, in May 2006 the Company replaced approximately 63% of the notional value of the existing cross currency interest rate swap agreements with a like amount of new cross currency interest rate swap agreements which have a lower effective fixed interest rate and a lower effective fixed exchange rate. This replacement happened concurrent with the issuance of the 2013 (Canadian Dollar) Notes (see below); the two transactions had the composite effect of deferring, from June 2007 to June 2013, the payment of $300 million, representing a portion of the amount that would have been due either under the cross currency interest rate swap agreements or to the 2007 (U.S. Dollar) Note holders (to whom the amounts would ultimately have been paid would depend upon changes in interest and foreign exchange rates over the period to maturity of the underlying debt).

     To terminate the previous cross currency interest rate swap agreements, the Company made a payment of $354.6 million, including $14.0 million in respect of hedging of current period interest payments, to the counterparties. The remaining $340.6 million portion of the payment made to the counterparties of the previous cross currency interest rate swap agreements exceeded the associated amount of the deferred hedging liability, such excess being $25.8 million and which will be deferred and amortized over the remainder of the life of the 2007 (U.S. Dollar) Notes.

     The following table sets out the composition of the payments made to the counterparties to the cross currency interest rate swap agreements and the related accounting amounts.


                                        At date of early termination
                                         of cross currency interest        Amounts to be
                                          rate swap agreements             deferred and
                                        ---------------------------       amortized over
                                                           Hedging       remainder of life
                                       Amounts Paid        amounts         of 2007 (US)
(millions)                              in advance(1)      recorded       Dollar) Notes(2)
----------------------------------------------------------------------------------------
In respect of principal                 $    309.4       $    314.8           $     (5.4)
In respect of interest that would
  have been incurred subsequent to
  termination date and prior to
  maturity of 2007 (U.S. Dollar) Notes        31.2               --                 31.2
----------------------------------------------------------------------------------------
                                             340.6            314.8                 25.8
In respect of hedge accounting
  affecting accrued interest to date
  of early termination of cross
  currency interest rate swap agreements      14.0             14.0                   --
----------------------------------------------------------------------------------------
                                        $    354.6       $    328.8                 25.8
----------------------------------------------------------------------------------------
                                        Amortization for:
                                          - the three-month
                                            period ended June 30,
                                            2006                                    (3.1)
                                          - the three-month
                                            period ended
                                            September 30, 2006                      (6.2)
                                        ------------------------------------------------
                                          - the nine-month period                   (9.3)
                                            ended September 30,
                                            2006
                                        ------------------------------------------------
                                        Prepaid expense arising               $     16.5
                                          from early termination
                                          of cross currency
                                          interest rate swap
                                          agreements,
                                          September 30, 2006
                                        ------------------------------------------------

(1) Amounts paid in advance represent present value of cash flows, at early termination date, which would have arisen pursuant to early terminated cross currency interest rate swap agreements.
(2) Had the early terminated cross currency interest rate swap agreements matured in the normal course, the associated period amounts that would have been recorded would equal the future value of the amounts to currently be deferred and amortized (assuming that the associated future exchange and interest rates over the period to maturity of the 2007 (U.S. Dollar) Notes would be equal to those at the date of early termination of the cross currency interest rate swap agreements).

--------------------------------------------------------------------------------
notes to interim conslidated financial statements                    (unaudited)
--------------------------------------------------------------------------------

     The weighted average effective fixed interest rates and effective fixed exchange rates arising from the cross currency interest rate swap agreements are summarized in the following table:


As at                                      September 30, 2006              December 31, 2005
------------------------------------------------------------------------------------------------
                                                                                 Effective fixed
                              Effective fixed   exchange rate  Effective fixed    exchange rate
                               interest rate    ($:U.S.$1.00)   interest rate     ($:U.S.$1.00)
------------------------------------------------------------------------------------------------
2007 (U.S. Dollar) Notes          7.046%          $   1.2716       8.109%         $   1.5414
2011 (U.S. Dollar) Notes          8.493%          $   1.5327       8.493%         $   1.5327
------------------------------------------------------------------------------------------------

     The counterparties of the swap agreements are highly rated financial institutions and the Company does not anticipate any non-performance. TELUS has not required collateral or other security from the counterparties due to its assessment of their creditworthiness.

     The Company translates items such as the U.S. Dollar notes into equivalent Canadian dollars at the rate of exchange in effect at the balance sheet date. The swap agreements at September 30, 2006, comprised a net deferred hedging liability of $982.8 million (December 31, 2005 - $1,154.3 million). The asset value of the swap agreements increases (decreases) when the balance sheet date exchange rate increases (decreases) the Canadian dollar equivalent of the U.S. Dollar notes.

     2013 (Canadian Dollar) Notes: In May 2006, the Company publicly issued $300 million 5.00%, Series CB, Notes at a price of $998.80 per $1,000.00 of principal. The notes are redeemable at the option of the Company, in whole at any time, or in part from time to time, on not fewer than 30 and not more than 60 days' prior notice, at a redemption price equal to the greater of (i) the present value of the notes discounted at the Government of Canada yield plus 16 basis points, or (ii) 100% of the principal amount thereof. In addition, accrued and unpaid interest, if any, will be paid to the date fixed for redemption.

(c)  Long-term debt maturities

Anticipated requirements to meet long-term debt repayments, including related hedge amounts and calculated upon such long-term debts owing as at September 30, 2006, during each of the five years ending December 31 are as follows:


                                            Deferred hedging
(millions)                    Principal(1)   liability, net      Total
----------------------------------------------------------------------------
2006 (balance of year)        $     1.4        $        --      $      1.4
2007                            1,377.5              180.8         1,558.3
2008                              130.5                 --           130.5
2009                                1.5                 --             1.5
2010                               81.7                 --            81.7

(1) Where applicable, principal repayments reflect foreign exchange rates at September 30, 2006.

--------------------------------------------------------------------------------
notes to interim conslidated financial statements                    (unaudited)
--------------------------------------------------------------------------------

15   shareholders' equity

(a)  Details of shareholders' equity


                                                    September 30,   December 31,
As at ($ in millions)                                  2006           2005
--------------------------------------------------------------------------------
Preferred equity
    Authorized                     Amount
      First Preferred Shares    1,000,000,000
      Second Preferred Shares   1,000,000,000
Common equity
  Share capital
    Shares
      Authorized                   Amount
        Common Shares           1,000,000,000
        Non-Voting Shares       1,000,000,000
      Issued
        Common Shares (b)                             $  2,262.6      $ 2,311.6
        Non-Voting Shares (b)                            3,474.1        3,556.7
--------------------------------------------------------------------------------
                                                         5,736.7        5,868.3
--------------------------------------------------------------------------------
  Options (c)                                                0.8            5.9
  Cumulative foreign currency translation adjustment        (6.1)          (7.3)
  Retained earnings                                      1,093.2          849.7
  Contributed surplus (d)                                  163.3          153.4
--------------------------------------------------------------------------------
Total Shareholders' Equity                            $  6,987.9     $  6,870.0
--------------------------------------------------------------------------------

(b)  Changes in Common Shares and Non-Voting Shares


Periods ended September 30,
2006 ($ in millions)                                 Three months                    Nine months
---------------------------------------------------------------------------------------------------------
                                              Number of         Share        Number of         Share
                                                shares         capital         shares         capital
---------------------------------------------------------------------------------------------------------
Common Shares
        Beginning of period                  179,077,554     $  2,260.9     183,530,655     $  2,311.6
  Common Shares issued pursuant to exercise
    of share options (e)                         323,188           11.1         566,987           19.5
  Purchase of shares for cancellation
    pursuant to normal course issuer bid (f)    (743,700)          (9.4)     (5,440,600)         (68.5)
---------------------------------------------------------------------------------------------------------
  End of period                              178,657,042     $  2,262.6     178,657,042     $  2,262.6
---------------------------------------------------------------------------------------------------------
Non-Voting Shares
    Beginning of period                      162,202,578     $  3,470.9     166,566,504     $  3,556.7
  Non-Voting Shares issued pursuant to
    exercise of share options (e)                956,617           30.4       2,462,225           71.1
  Non-Voting Shares issued pursuant to use
    of share option award net-equity
    settlement feature (e)                       202,619            1.3         310,885            2.0
  Purchase of shares for cancellation
    pursuant to normal course issuer bid (f)  (1,328,600)         (28.5)     (7,306,400)        (155.7)
---------------------------------------------------------------------------------------------------------
  End of period                              162,033,214     $  3,474.1     162,033,214     $  3,474.1
---------------------------------------------------------------------------------------------------------

     Amounts credited to the Common Share capital account upon exercise of share options is cash received. Amounts credited to the Non-Voting Share capital account are comprised as follows:


Periods ended September 30, 2006 (millions)                                     Three  months    Nine months
--------------------------------------------- -----------------------------------------------------------------
Non-Voting Shares issued pursuant to exercising of share options Cash received from exercise of share
  options                                                                        $     26.0      $     63.4
  Amounts credited to share capital arising from intrinsic value
    accounting applied to former Clearnet Communications Inc. options (c)               4.2             5.0
  Share option award expense reclassified from contributed surplus upon
    exercise of share options (d)                                                       0.2             2.7
--------------------------------------------- -----------------------------------------------------------------
                                                                                 $     30.4      $     71.1
--------------------------------------------- -----------------------------------------------------------------

--------------------------------------------------------------------------------
notes to interim conslidated financial statements                    (unaudited)
--------------------------------------------------------------------------------

(c)  Options

Upon its acquisition of Clearnet Communications Inc. in 2000, the Company was required to record the intrinsic value of Clearnet Communications Inc. options outstanding at that time. As these options are exercised, the corresponding intrinsic values are reclassified to share capital. As these options are forfeited, or as they expire, the corresponding intrinsic values are reclassified to contributed surplus. Proceeds arising from the exercise of these options are credited to share capital.

(d)  Contributed surplus

The following table presents a summary of the activity related to the Company's contributed surplus for the three-month and nine-month periods ended September 30.


Periods ended September 30, 2006 (millions)                               Three  months    Nine months
---------------------------------------------------------------------------------------------------------------
Balance, beginning of period                                               $    159.6       $    153.4
Share option award expense
 - Recognized in period (Note 9)                                                  5.2             14.5
 - Reclassified to Non-Voting Share capital account
  - Upon exercise of share options                                               (0.2)            (2.7)
  - Upon use of share option award net-equity settlement feature                 (1.3)            (2.0)
Amounts credited to contributed surplus arising from intrinsic value
  accounting applied to former Clearnet Communications Inc. options (c)            --              0.1
---------------------------------------------------------------------------------------------------------------
Balance, end of period                                                     $    163.3       $    163.3
---------------------------------------------------------------------------------------------------------------

(e)  Share option plans

The Company has a number of share option plans under which officers and other employees may receive options to purchase Non-Voting Shares at a price equal to the fair market value at the time of grant; prior to 2001, options were also similarly awarded in respect of Common Shares. Prior to 2002, directors were also awarded options to purchase Non-Voting Shares and Common Shares at a price equal to the fair market value at the time of grant. Option awards currently granted under the plans may be exercised over specific periods not to exceed seven years from the time of grant; prior to 2003, share option awards were granted with exercise periods not to exceed ten years.

     The following table presents a summary of the activity related to the Company's share option plans for the three-month and nine-month periods ended September 30.

Periods ended September 30, 2006                     Three months                   Nine months
---------------------------------------------------------------------------------------------------------
                                           Number of         Weighted        Number of        Weighted
                                             share         average share       share        average share
                                            options         option price      options       option price
---------------------------------------------------------------------------------------------------------
Outstanding, beginning of period           13,171,559        $    30.34      13,894,601     $    28.14
Granted                                        18,155             47.22       1,543,737          43.12
Exercised(1)
                                           (1,578,599)            26.54      (3,493,284)         25.86
Forfeited                                    (138,937)            30.85        (472,876)         27.41
---------------------------------------------------------------------------------------------------------
Outstanding, end of period
                                           11,472,178        $    30.89      11,472,178     $    30.89
---------------------------------------------------------------------------------------------------------

(1) The total intrinsic values of share option awards exercised for the three-month and nine-month periods ended September 30, 2006, were $40.1 million and $79.9 million, respectively.

     In 2006, certain outstanding grants of share option awards, which were made after 2001, had a net-equity settlement feature applied to them. This event does not result in the optionees receiving incremental value and therefore modification accounting is not required. The optionee does not have the choice of exercising the net-equity settlement feature. It is at the Company's discretion whether an exercise of the share option award is settled as a share option or using the net-equity settlement feature.

     The following table reconciles the number of share options exercised and the associated number of Common Shares and Non-Voting Shares issued.

Periods ended September 30, 2006                                           Three months     Nine months
---------------------------------------------------------------------------------------------------------
Non-Voting Shares issued pursuant to exercise of share                          956,617      2,462,225
 option awards
Non-Voting Shares issued pursuant to use of share option award
 net-equity settlement feature                                                  202,619        310,885
Impact of Company choosing to settle share option award exercises using
  net-equity settlement feature                                                  96,175        153,187
---------------------------------------------------------------------------------------------------------
Non-Voting Shares issuable pursuant to exercising of share option awards      1,255,411      2,926,297
Common Shares issued and issuable pursuant to exercise of share option
 awards                                                                         323,188        566,987
---------------------------------------------------------------------------------------------------------
Share option awards exercised                                                 1,578,599      3,493,284
---------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
notes to interim conslidated financial statements                    (unaudited)
--------------------------------------------------------------------------------

The following is a life and exercise price stratification of the Company's share options outstanding as at September 30, 2006.


Options outstanding(1)                                                                               Options  exercisable
---------------------------------------------------------------------------------------------------  --------------------
 Range of option prices                                                                      Total
---------------------------------------------------------------------------------------------------                Weighted
    Low                              $5.95     $ 9.14     $14.63     $21.99     $34.88       $ 5.95  Number of     average
                                                                                                      shares        price
    High                             $8.43     $13.56     $19.92     $32.83     $47.22       $47.22 -----------------------
  Year of expiry and number of shares:
--------------------------------------------------------------------------------------------------
    2007                             2,959      5,908         --     38,266         --       47,133    47,133    $     26.81
    2008                             3,272         --         --     45,360    118,300      166,932   166,932    $     41.52
    2009                                --      4,462    604,424    128,849    138,182      875,917   875,917    $     21.23
    2010                                --         --    128,826  2,049,334    462,229    2,640,389   806,965    $     30.94
    2011                                --         --      5,566  2,476,742  1,561,763    4,044,071 2,531,382    $     30.78
    2012                            23,566      9,267    240,033     75,000  1,808,602    2,156,468   347,866    $     17.17
    2013                                --         --         --         --  1,541,268    1,541,268        --    $        --
-------------------------------------------------------------------------------------------------------------
                                    29,797     19,637    978,849  4,813,551  5,630,344   11,472,178 4,776,195    $     28.40
-------------------------------------------------------------------------------------------------------------
    Weighted average remaining         4.9       3.8         4.0        4.4        5.2          4.8
    contractual life (years)
  Weighted average price            $ 8.00    $10.53     $ 16.03    $ 24.56    $ 39.07      $ 30.89
  Aggregate intrinsic value(2)      $  1.6    $  1.0     $  45.6    $ 183.2     $132.7       $364.1
(millions) Options exercisable
---------------------------------------------------------------------------------------------------
  Number of shares                  29,797     19,637    978,849  1,467,438  2,280,474    4,776,195
  Weighted average remaining
    contractual life (years)           4.9        3.8        4.0        4.5        4.0          4.2
  Weighted average price             $8.00     $10.53     $16.03     $24.96     $36.34       $28.40
  Aggregate intrinsic value(2)       $ 1.6     $  1.0     $ 45.6     $ 55.3     $ 60.1       $163.6
(millions)

(1) As at September 30, 2006, 11,278,654 share options, with a weighted average remaining contractual life of 4.7 years, a weighted average price of $30.68 and an aggregate intrinsic value of $360.3 million, are vested or were expected to vest.
(2) The aggregate intrinsic value is calculated upon September 30, 2006, per share prices of $62.90 for Common Shares and $62.60 for Non-Voting Shares.

     As at September 30, 2006, 0.9 million Common Shares and 19.3 million Non-Voting Shares were reserved for issuance, from Treasury, under the share option plans.

(f)  Purchase of shares for cancellation pursuant to normal course issuer bid

The Company purchased, for cancellation, Common Shares and Non-Voting Shares pursuant to a normal course issuer bid that runs for a twelve-month period ending December 19, 2006, for up to 12.0 million Common Shares and 12.0 million Non-Voting Shares. The excess of the purchase price over the average stated value of shares purchased for cancellation was charged to retained earnings. The Company ceases to consider shares outstanding on the date of the Company's purchase of its shares although the actual cancellation of the shares by the transfer agent and registrar occurs on a timely basis on a date shortly thereafter. As at September 30, 2006, 210,000 Non-Voting Shares had been purchased and not yet cancelled.


Three-month period ended September 30, 2006
($ in millions)
--------------------------------------------------------------------------------------------------------------
                                                                           Purchase price
                                                              ------------------------------------------------
                                                Number of                       Charged to      Charged to
                                                 shares           Paid        share capital  retained earnings
--------------------------------------------------------------------------------------------------------------
Common Shares purchased for cancellation
  Prior to beginning of period                 5,331,369     $    245.1       $     67.1         $    178.0
  During current period                          743,700           42.2              9.4               32.8
--------------------------------------------------------------------------------------------------------------
  Cumulative total                             6,075,069     $    287.3       $     76.5         $    210.8
--------------------------------------------------------------------------------------------------------------
Non-Voting Shares purchased for cancellation
  Prior to beginning of period                 6,585,500     $    293.4       $    140.1         $    153.3
  During current period                        1,328,600           77.5             28.5               49.0
--------------------------------------------------------------------------------------------------------------
  Cumulative total                             7,914,100     $    370.9       $    168.6         $    202.3
--------------------------------------------------------------------------------------------------------------
Common Shares and Non-Voting Shares
  purchased for cancellation
  Prior to beginning of period
                                              11,916,869     $    538.5       $    207.2         $    331.3
  During current period                        2,072,300          119.7             37.9               81.8
--------------------------------------------------------------------------------------------------------------
  Cumulative total                            13,989,169     $    658.2       $    245.1         $    413.1
--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
notes to interim conslidated financial statements                    (unaudited)
--------------------------------------------------------------------------------


Nine-month period ended September 30, 2006
($ in millions)
--------------------------------------------------------------------------------------------------------------
                                                                           Purchase price
                                                              ------------------------------------------------
                                                Number of                       Charged to      Charged to
                                                 shares           Paid        share capital  retained earnings
--------------------------------------------------------------------------------------------------------------
Common Shares purchased for cancellation
  Prior to beginning of period                   634,469     $     29.7       $      8.0         $     21.7
  During current period                        5,440,600          257.6             68.5              189.1
--------------------------------------------------------------------------------------------------------------
  Cumulative total                             6,075,069     $    287.3       $     76.5         $    210.8
--------------------------------------------------------------------------------------------------------------
Non-Voting Shares purchased for cancellation
  Prior to beginning of period                   607,700     $     27.8       $     12.9         $     14.9
  During current period                        7,306,400          343.1            155.7              187.4
--------------------------------------------------------------------------------------------------------------
  Cumulative total                             7,914,100     $    370.9       $    168.6         $    202.3
--------------------------------------------------------------------------------------------------------------
Common Shares and Non-Voting Shares
  purchased for cancellation
  Prior to beginning of period                 1,242,169     $     57.5       $     20.9         $     36.6
  During current period
                                              12,747,000          600.7            224.2              376.5
--------------------------------------------------------------------------------------------------------------
  Cumulative total                            13,989,169     $    658.2       $    245.1         $    413.1
--------------------------------------------------------------------------------------------------------------

(g)  Dividend Reinvestment and Share Purchase Plan

The Company has a Dividend Reinvestment and Share Purchase Plan under which eligible shareholders may acquire Non-Voting Shares through the reinvestment of dividends and additional optional cash payments. Excluding Non-Voting Shares purchased by way of additional optional cash payments, the Company, at its discretion, may offer the Non-Voting Shares at up to a 5% discount from the market price. During the three-month period and nine-month periods ended September 30, 2006, the Company did not offer Non-Voting Shares at a discount. Shares purchased through optional cash payments are subject to a minimum investment of $100 per transaction and a maximum investment of $20,000 per calendar year.

     Under this Plan, the Company has the option of offering shares from Treasury or having the trustee acquire shares in the stock market. Prior to July 1, 2001, when the acquisition of shares from Treasury commenced, all Non-Voting Shares were acquired in the market at normal trading prices; acquisition in the market at normal trading prices recommenced on January 1, 2005.

     In respect of Common Share and Non-Voting Share dividends declared during the three-month and nine-month periods ended September 30, 2006, $4.1 million (2005 - $0.8 million) and $8.6 million (2005 - $4.8 million), respectively, were to be reinvested in Non-Voting Shares.

16   commitments and contingent liabilities

(a) Canadian Radio-television Telecommunications Commission Decisions 2002-34, 2002-43 and 2006-9 deferral accounts

On May 30, 2002, and on July 31, 2002, the Canadian Radio-television and Telecommunications Commission issued Decisions 2002-34 and 2002-43, respectively, and introduced the concept of a deferral account. The Company must make significant estimates and assumptions in respect of the deferral accounts given the complexity and interpretation required of Decisions 2002-34 and 2002-43. Accordingly, the Company estimates, and records, a liability of $164.8 million as at September 30, 2006 (December 31, 2005 - $158.7 million), to the extent that activities it has undertaken, other qualifying events and realized rate reductions for Competitor Services do not extinguish it. Management is required to make estimates and assumptions in respect of the offsetting nature of these items. If the Canadian Radio-television and Telecommunications Commission, upon its periodic review of the Company's deferral account, disagrees with management's estimates and assumptions, the Canadian Radio-television and Telecommunications Commission may adjust the deferral account balance and such adjustment may be material. Ultimately, this process results in the Canadian Radio-television and Telecommunications Commission determining if, and when, the deferral account liability is settled.

     On March 24, 2004, the Canadian Radio-television and Telecommunications Commission issued Telecom Public Notice CRTC 2004-1 "Review and disposition of the deferral accounts for the second price cap period", which initiated a public proceeding inviting proposals on the disposition of the amounts accumulated in the incumbent local exchange carriers' deferral accounts during the first two years of the second price cap period.

--------------------------------------------------------------------------------
notes to interim consolicated financial statements                  (unaudited)
--------------------------------------------------------------------------------

     On February 16, 2006, the Canadian Radio-television and Telecommunications Commission issued Decision CRTC 2006-9, "Disposition of funds in the deferral account". In its decision the Canadian Radio-television and Telecommunications Commission determined that the majority of the accumulated liability within the respective incumbent local exchange carrier's deferral account was to be made available for initiatives to expand broadband services within their incumbent local exchange carrier operating territories to rural and remote communities where service is currently not available. In addition, a minimum of five per cent of the accumulated deferral account balance must be used for initiatives that enhance accessibility to telecommunication services for individuals with disabilities. To the extent that the deferral account balance exceeds the approved initiatives, the remaining balance will be distributed in the form of a one-time rebate to local residential service customers in non-high cost serving areas. Finally, the Canadian Radio-television and Telecommunications Commission indicated that subsequent to May 31, 2006, subject to potential Canadian Radio-television and Telecommunications Commission changes in amounts estimated by the Company as noted above, no additional amounts are to be added to the deferral account and, instead, are to be dealt with via prospective rate reductions.

     In September 2006, the Federal Court of Appeal granted the Consumers Association of Canada and the National Anti-Poverty Organization leave to appeal Canadian Radio-television and Telecommunications Commission Telecom Decision 2006-9. These consumer groups are expected to file their appeal over the coming months asking the Court to direct rebates to local telephone subscribers, rather than have the accumulated deferral account funds used for purposes determined by the Canadian Radio-television and Telecommunications Commission, as noted above. Bell Canada was also granted leave to appeal Decision 2006-9 on the grounds that the Canadian Radio-television and Telecommunications Commission exceeded its jurisdiction to the extent it approves rebates from the deferral account. These matters are expected to be heard in 2007. In the event that Bell Canada is successful in its appeal, the Company may realize additional revenue equal to the amount of the deferral account that would otherwise have been rebated by the Canadian Radio-television and Telecommunications Commission. Should the consumer groups be successful in their appeals, the Company may be required to remit a one-time refund of approximately $165 million in individually small amounts to its entire local residential subscriber base. As the deferral account balance was fully provided for in previous financial statements, the potential refund will not impact the Company's subsequent income from operations. In addition, subject to the potential outcome of this leave to appeal, the Company may need to re-address its intent to extend broadband services to uneconomic remote and rural communities. The Company supports Decision 2006-9 and its designated uses of the deferral account in order to extend high-speed broadband internet service to rural and remote communities and improve telecommunications services for people with disabilities.

     Due to the Company's use of the liability method of accounting for the deferral account, the Canadian Radio-television and Telecommunications Commission Decision 2005-6, as it relates to the Company's provision of Competitor Digital Network services, is not expected to affect the Company's consolidated revenues. Specifically, to the extent that the Canadian Radio-television and Telecommunications Commission Decision 2005-6 requires the Company to provide discounts on Competitor Digital Network services, through May 31, 2006, the Company drew down the deferral account by an offsetting amount; subsequent to May 31, 2006, the income statement effects did not change and the Company no longer needed to account for these amounts through the deferral account. For the three-month and nine-month periods ended September 30, 2006, the Company drew down the deferral account by NIL (2005 - $11.1 million) and $19.9 million (2005 - $40.9 million), respectively, in respect of discounts on Competitor Digital Network services.

(b)  Guarantees

Canadian generally accepted accounting principles require the disclosure of certain types of guarantees and their maximum, undiscounted amounts. The maximum potential payments represent a "worst-case scenario" and do not necessarily reflect results expected by the Company. Guarantees requiring disclosure are those obligations that require payments contingent on specified types of future events. In the normal course of its operations, the Company enters into obligations that GAAP may consider to be guarantees. As defined by Canadian GAAP, guarantees subject to these disclosure guidelines do not include guarantees that relate to the future performance of the Company.

     Performance guarantees: Performance guarantees contingently require a guarantor to make payments to a guaranteed party based on a third party's failure to perform under an obligating agreement. TELUS provides sales price guarantees in respect of employees' principal residences as part of its employee relocation policies. In the event that the Company is required to honour such guarantees, it purchases (for immediate resale) the property from the employee.

     The Company has guaranteed third parties' financial obligations as part of a facility naming rights agreement. The guarantees, in total, run through to August 31, 2008, on a declining-balance basis and are of limited recourse.

     As at September 30, 2006, the Company has no liability recorded in respect of the aforementioned performance guarantees.

--------------------------------------------------------------------------------
notes to interim consolicated financial statements                  (unaudited)
--------------------------------------------------------------------------------

     Financial guarantees: In conjunction with its 2001 exit from the equipment leasing business, the Company provided a guarantee to a third party with respect to certain specified telecommunication asset and vehicle leases. If the lessee were to default, the Company would be required to make a payment to the extent that the realized value of the underlying asset is insufficient to pay out the lease; in some instances, the Company could be required to pay out the lease on a gross basis and realize the underlying value of the leased asset itself. As at September 30, 2006, the Company has a liability of $0.5 million (December 31, 2005 - $0.5 million) recorded in respect of these lease guarantees.

    The following table quantifies the maximum undiscounted guarantee amounts as at September 30, 2006, without regard for the likelihood of having to make such payment.


                        Performance           Financial
 (millions)             guarantees(1)         guarantees(1)       Total
--------------------------------------------------------------------------------
2006                    $     2.7             $   0.6          $  3.3
2007                          1.0                 0.5             1.5
2008                          0.5                 0.2             0.7

(1) Annual amounts for performance guarantees and financial guarantees include the maximum guarantee amounts during any year of the term of the guarantee.

     Indemnification obligations: In the normal course of operations, the Company may provide indemnification in conjunction with certain transactions. The term of these indemnification obligations range in duration and often are not explicitly defined. Where appropriate, an indemnification obligation is recorded as a liability. In many cases, there is no maximum limit on these indemnification obligations and the overall maximum amount of the obligations under such indemnification obligations cannot be reasonably estimated. Other than obligations recorded as liabilities at the time of the transaction, historically the Company has not made significant payments under these indemnifications.

     In connection with its 2001 disposition of TELUS' directory business, the Company agreed to bear a proportionate share of the new owner's increased directory publication costs if the increased costs were to arise from a change in the applicable Canadian Radio-television and Telecommunications Commission regulatory requirements. The Company's proportionate share would have been 80% through May 2006, declining to 40% in the next five-year period and then to 15% in the final five years. As well, should the Canadian Radio-television and Telecommunications Commission take any action which would result in the owner being prevented from carrying on the directory business as specified in the agreement, TELUS would indemnify the owner in respect of any losses that the owner incurred.

    As at September 30, 2006, the Company has no liability recorded in respect of indemnification obligations.

(c) Claims and lawsuits

General: A number of claims and lawsuits seeking damages and other relief are pending against the Company. It is impossible at this time for the Company to predict with any certainty the outcome of such litigation. However, management is of the opinion, based upon legal assessment and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would be material in relation to the Company's consolidated financial position, excepting the items enumerated following.

     Pay equity: On December 16, 1994, the Telecommunications Workers Union filed a complaint against BC TEL, a predecessor of TELUS Communications Inc., with the Canadian Human Rights Commission, alleging that wage differences between unionized male and female employees in British Columbia were contrary to the equal pay for work of equal value provisions in the Canadian Human Rights Act. As a term of the settlement between TELUS Communications Inc. and the Telecommunications Workers Union that resulted in the collective agreement effective November 20, 2005, the parties have agreed to settle this complaint without any admission of liability, on the basis that the Company will establish a pay equity fund of $10 million to be paid out during the term of the new collective agreement; the Telecommunications Workers Union withdrew and discontinued this complaint on December 21, 2005. During the first quarter of 2006, the Canadian Human Rights Commission advised the Company that it accepted this settlement and that it would close its file on the complaint.

     TELUS Corporation Pension Plan and TELUS Edmonton Pension Plan: Two statements of claim were filed in the Alberta Court of Queen's Bench on December 31, 2001, and January 2, 2002, respectively, by plaintiffs alleging to be either members or business agents of the Telecommunications Workers Union. In one action, the three plaintiffs alleged to be suing on behalf of all current or future beneficiaries of the TELUS Corporation Pension Plan and in the other action, the two plaintiffs alleged to be suing on behalf of all current or future beneficiaries of the TELUS Edmonton Pension Plan. The statement of claim in the TELUS Corporation Pension Plan related action named the Company, certain of its affiliates and certain present and former trustees of the TELUS Corporation Pension Plan as defendants, and claims damages in the sum of $445 million. The statement of claim in the TELUS Edmonton Pension Plan related action named the Company, certain of its affiliates and certain individuals who are alleged to be trustees of the TELUS Edmonton Pension Plan and

--------------------------------------------------------------------------------
notes to interim consolicated financial statements                  (unaudited)
--------------------------------------------------------------------------------

claims damages in the sum of $15.5 million. On February 19, 2002, the Company filed statements of defence to both actions and also filed notices of motion for certain relief, including an order striking out the actions as representative or class actions. On May 17, 2002, the statements of claim were amended by the plaintiffs and include allegations, inter alia, that benefits provided under the TELUS Corporation Pension Plan and the TELUS Edmonton Pension Plan are less advantageous than the benefits provided under the respective former pension plans, contrary to applicable legislation, that insufficient contributions were made to the plans and contribution holidays were taken and that the defendants wrongfully used the diverted funds, and that administration fees and expenses were improperly deducted. The Company filed statements of defence to the amended statements of claim on June 3, 2002. The Company believes that it has good defences to the actions. As a term of the settlement reached between TELUS Communications Inc. and the Telecommunications Workers Union that resulted in a collective agreement effective November 20, 2005, the Telecommunications Workers Union has agreed to not provide any direct or indirect financial or other assistance to the plaintiffs in these actions, and to communicate to the plaintiffs the Telecommunications Workers Union's desire and recommendation that these proceedings be dismissed or discontinued. The Company has been advised by the Telecommunications Workers Union that the plaintiffs have not agreed to dismiss or discontinue these actions. Should the lawsuits continue because of the actions of the court, the plaintiffs or for any other reason, and their ultimate resolution differ from management's assessment and assumptions, a material adjustment to the Company's financial position and the results of its operations could result.

     Uncertified class action: A class action was brought August 9, 2004, under the Class Actions Act (Saskatchewan), against a number of past and present wireless service providers including the Company. The claim alleges that each of the carriers is in breach of contract and has violated competition, trade practices and consumer protection legislation across Canada in connection with the collection of system access fees, and seeks to recover direct and punitive damages in an unspecified amount. Similar proceedings have also been filed by, or on behalf of, plaintiffs' counsel in other provincial jurisdictions. On July 18, 2006, the Saskatchewan court declined to certify the action as a class action, but granted the plaintiffs leave to renew their application in order to further address certain statutory requirements respecting class actions. The Company believes that it has good defences to the action. Should the ultimate resolution of this action differ from management's assessments and assumptions, a material adjustment to the Company's financial position and the results of its operations could result.


17      additional financial information

(a)     Income statement

                                               Three months                    Nine months
Periods ended September 30 (millions)      2006            2005           2006            2005
---------------------------------------------------------------------------------------------------
Operations expense(1):
  Cost of sales and service             $    683.9      $    689.7     $  2,012.5      $  1,923.8
  Selling, general and administrative        561.9           531.8        1,641.8         1,552.9
---------------------------------------------------------------------------------------------------
                                        $  1,245.8      $  1,221.5     $  3,654.3      $  3,476.7
---------------------------------------------------------------------------------------------------
Advertising expense                     $     64.2      $     44.5     $    174.3      $    124.8
---------------------------------------------------------------------------------------------------

(1) Cost of sales and service include cost of goods sold and costs to operate and maintain access to and usage of the Company's telecommunication infrastructure. Selling, general and administrative costs include sales and marketing costs (including commissions), customer care, bad debt expense, real estate costs and corporate overhead costs such as information technology, finance (including billing services, credit and collection), legal, human resources and external affairs.
        Employee salaries, benefits and related costs are included in one of the two components of operations expense to the extent that the costs are related to the component functions.


(b)     Balance sheet


                                                   September 30,   December 31,
As at (millions)                                      2006            2005
-------------------------------------------------------------------------------
Accounts receivable
  Customer accounts receivable                    $    549.8      $    451.1
  Accrued receivables - customer                       127.2           113.2
  Allowance for doubtful accounts                      (55.0)          (57.2)
-------------------------------------------------------------------------------
                                                       622.0           507.1
  Accrued receivables - other                          110.7            94.3
  Other                                                  7.0             8.9
-------------------------------------------------------------------------------
                                                  $    739.7      $    610.3
================================================================================

--------------------------------------------------------------------------------
notes to interim consolicated financial statements                  (unaudited)
--------------------------------------------------------------------------------


                                                   September 30,   December 31,
As at (millions)                                      2006            2005
-------------------------------------------------------------------------------

Prepaid expense and other
  Prepaid expenses                                $    142.4      $     87.7
  Deferred customer activation and
    connection costs                                    58.3            66.4
  Prepaid expense arising from early
    termination of cross currency interest
    rate swap agreements
    (Note 14(b))                                        16.5              --
  Other                                                 20.0             0.6
-------------------------------------------------------------------------------
                                                  $    237.2      $    154.7
================================================================================
Deferred charges
  Recognized transitional pension assets
    and pension plan contributions in
    excess of charges to income                   $    803.5      $    687.9
  Deferred customer activation
    and connection costs                               114.1           104.4
  Cost of issuing debt securities,
    less amortization                                   21.5            23.5
  Other                                                 40.5            34.4
-------------------------------------------------------------------------------
                                                  $    979.6      $    850.2
================================================================================
Accounts payable and accrued liabilities
  Accrued liabilities                             $    464.4      $    508.6
  Payroll and other employee-related
    liabilities                                        381.2           388.7
  Asset retirement obligations                           4.1             4.1
-------------------------------------------------------------------------------
                                                       849.7           901.4
  Trade accounts payable                               363.4           394.4
  Interest payable                                     150.6            54.8
  Other                                                 41.3            43.1
-------------------------------------------------------------------------------
                                                  $  1,405.0      $  1,393.7
================================================================================
Advance billings and customer deposits
  Advance billings                                $    329.5      $    322.4
  Regulatory deferral accounts (Note 16(a))            164.8           158.7
  Deferred customer activation and
    connection fees                                     58.3            66.4
  Customer deposits                                     18.4            24.3
-------------------------------------------------------------------------------
                                                  $    571.0      $    571.8
================================================================================
Other Long-Term Liabilities
  Deferred hedging liability (Note 14(b))         $    802.0      $  1,154.3
  Pension and other post-retirement
    liabilities                                        195.9           189.1
  Other                                                115.7            77.5
-------------------------------------------------------------------------------
                                                     1,113.6         1,420.9
  Deferred customer activation and connection fees     114.1           104.4
  Deferred gain on sale-leaseback of buildings          73.9            81.1
  Asset retirement obligations                          28.9            28.9
-------------------------------------------------------------------------------
                                                  $  1,330.5      $  1,635.3
================================================================================


(c) Supplementary cash flow information

                                                   Three months                    Nine months
Periods ended September 30 (millions)          2006            2005           2006           2005
----------------------------------------------------------------------------------------------------
Net change in non-cash working capital
  Short-term investments                    $    (98.8)     $      --     $   (98.8)    $      --
  Accounts receivable                           (225.6)         (47.2)       (128.1)        (20.5)
  Inventories                                    (28.2)          26.9          (5.2)         31.2
  Prepaid expenses and other                      54.0           47.6         (63.1)        (28.4)
  Accounts payable and accrued liabilities        66.3           12.7          (8.2)        105.7
  Income and other taxes receivable and
  payable, net                                   (21.5)          (4.3)         79.8         (17.8)
  Advance billings and customer deposits         (11.6)          (1.3)         (0.8)         13.6
---------------------------------------------------------------------------------------------------
                                            $   (265.4)     $    34.4     $  (224.4)    $    83.8
===================================================================================================

--------------------------------------------------------------------------------
notes to interim consolicated financial statements                  (unaudited)
--------------------------------------------------------------------------------

                                                   Three months                    Nine months
Periods ended September 30 (millions)          2006            2005           2006           2005
-------------------------------------------------------------------------------------------------------

Interest (paid)
  Amount (paid) in respect of interest
expense                                       $    (13.0)     $    (12.2)    $   (266.4)     $   (319.1)
  Interest related portion of cross
    currency interest rate swap agreement
    termination payments (Note 14(b))                 --              --          (31.2)             --
-------------------------------------------------------------------------------------------------------
                                              $    (13.0)     $    (12.2)    $   (297.6)     $   (319.1)
========================================================================================================


18 differences between Canadian and United States generally accepted accounting principles

The consolidated financial statements have been prepared in accordance with Canadian GAAP. The principles adopted in these financial statements conform in all material respects to those generally accepted in the United States except as summarized below. Significant differences between Canadian GAAP and U.S. GAAP would have the following effect on reported net income of the Company:


                                                     Three months                    Nine months
Periods ended September 30 (millions except
  per share amounts)                             2006            2005           2006            2005
---------------------------------------------------------------------------------------------------------
                                                                 (as                            (as
                                                              adjusted - b))                 adjusted - b))

Net income in accordance with Canadian GAAP   $    319.6      $    190.1     $    886.3      $    621.8
Adjustments:
  Operating expenses
    Operations (b)                                  (4.2)           (4.2)         (12.7)          (12.7)
    Amortization of intangible assets (c)          (12.5)          (20.5)         (38.2)          (61.4)
  Financing costs (e)                                 --             0.6             --             5.1
  Accounting for derivatives (f)                     1.7            (3.3)           1.1             1.4
  Change in statutory income tax rates
    substantively enacted, but not enacted            --           (15.1)            --           (15.1)
  Taxes on the above adjustments and tax rate
    changes (g)                                      5.0             9.8           72.5            24.8
---------------------------------------------------------------------------------------------------------
Net income in accordance with U.S. GAAP            309.6           157.4          909.0           563.9
Other comprehensive income (loss) (h)
  Foreign currency translation adjustment            0.4            (2.2)           1.2            (4.1)
  Change in unrealized fair value of
    derivatives designated as cash flow
    hedges                                         (33.1)          (23.8)           3.0          (135.0)
  Change in minimum pension liability               (0.7)           (0.7)          (3.6)           (2.0)
---------------------------------------------------------------------------------------------------------
                                                   (33.4)          (26.7)           0.6          (141.1)
---------------------------------------------------------------------------------------------------------
Comprehensive income in accordance with       $    276.2      $    130.7     $    909.6      $    422.8
U.S. GAAP
---------------------------------------------------------------------------------------------------------
Net income in accordance with U.S. GAAP per
  Common Share and Non-Voting Share
  - Basic                                     $     0.91      $     0.44     $     2.63      $     1.57
  - Diluted                                   $     0.90      $     0.44     $     2.61      $     1.56


--------------------------------------------------------------------------------
notes to interim consolicated financial statements                  (unaudited)
--------------------------------------------------------------------------------


     The following is an analysis of retained earnings (deficit) reflecting the application of U.S. GAAP:

                                                              Nine months
Periods ended September 30 (millions)                      2006        2005
--------------------------------------------------------------------------------
                                                                      (as
                                                                 adjusted - (b))

Schedule of retained earnings (deficit)
 under U.S. GAAP
  Balance at beginning of period                        $  (785.5)   $  (590.2)
  Transitional amount for share-based compensation
    arising from share option awards (b)                       --       (185.5)
--------------------------------------------------------------------------------
  Adjusted opening balance                                 (785.5)      (775.7)
  Net income in accordance with U.S. GAAP                   909.0        563.9
--------------------------------------------------------------------------------
                                                            123.5       (211.8)
  Common Share and Non-Voting Share dividends paid,
    or payable, in cash                                    (284.5)      (215.6)
  Purchase of Common Shares and Non-Voting Shares
    in excess of stated capital                            (267.1)      (241.1)
  Adjustment to purchase of share option awards not
    in excess of their fair value                             2.1           --
  Warrant proceeds used in determining intrinsic
    value of warrants in excess of amounts
    ultimately received                                        --         (2.0)
--------------------------------------------------------------------------------
  Balance at end of period                              $  (426.0)   $  (670.5)
================================================================================


     The following is an analysis of major balance sheet categories reflecting the application of U.S. GAAP:

As at (millions)
                                                September 30,     December 31,
                                                  2006                2005
--------------------------------------------------------------------------------
Current Assets                                 $  1,274.3         $  1,242.5
Capital Assets
  Property, plant, equipment and other            7,457.2            7,339.4
  Intangible assets subject to amortization       2,171.4            2,295.2
  Intangible assets with indefinite lives         2,966.3            2,964.6
Goodwill                                          3,594.8            3,575.5
Other Assets                                        800.5              736.3
--------------------------------------------------------------------------------
                                               $ 18,264.5         $ 18,153.5
================================================================================
Current Liabilities                            $  3,757.7         $  2,027.5
Long-Term Debt                                    3,407.6            4,639.9
Other Long-Term Liabilities                       1,662.4            2,024.9
Deferred Income Taxes                             1,265.8            1,410.8
Non-Controlling Interest                             22.3               25.6
Shareholders' Equity                              8,148.7            8,024.8
--------------------------------------------------------------------------------
                                               $ 18,264.5         $ 18,153.5
================================================================================

    The following is a reconciliation of shareholders' equity incorporating the differences between Canadian and U.S. GAAP:

                                                                 Shareholders' Equity
                              -------------------------------------------------------------------------------------------------
                                                                        Cumulative
                                                                         foreign       Accumulated
                                                            Retained    currency         other
As at September 30, 2006      Common   Non-Voting           earnings    translation   comprehensive    Contributed
(millions)                    Shares    Shares     Options  (deficit)   adjustment     income(loss)     surplus       Total
-------------------------------------------------------------------------------------------------------------------------------

Under Canadian GAAP          $2,262.6   $3,474.1    $ 0.8    $1,093.2    $  (6.1)      $   --            $163.3    $6,987.9
Adjustments:
  Merger of BC TELECOM and
   TELUS (a), (c), (d)        1,770.6    1,017.7       --    (1,382.5)        --           --                --     1,405.8
  Share-based compensation
   (b)                           10.2       63.3       --      (133.3)        --           --              59.8          --
  Acquisition of Clearnet
   Communications Inc.
   Goodwill (d)                    --      131.4       --        (7.9)        --           --                --       123.5
   Convertible debentures          --       (2.9)      --         4.1         --           --              (1.2)         --
  Accounting for
   derivatives (f)                 --         --       --         0.4         --           --                --         0.4
  Accumulated other
   comprehensive income
   (loss) (h)                      --         --       --          --        6.1       (375.0)               --      (368.9)
-------------------------------------------------------------------------------------------------------------------------------
Under U.S. GAAP              $4,043.4   $4,683.6    $ 0.8    $ (426.0)   $    --      $(375.0)           $221.9    $8,148.7
================================================================================================================================

--------------------------------------------------------------------------------
notes to interim consolicated financial statements                  (unaudited)
--------------------------------------------------------------------------------


                                                          Shareholders' Equity (as adjusted - (b))
                              -------------------------------------------------------------------------------------------------
                                                                        Cumulative
                                                                         foreign       Accumulated
                                                            Retained    currency         other
As at September 30, 2006      Common    Non-Voting           earnings    translation   comprehensive    Contributed
(millions)                   Shares(b)  Shares(b)   Options  (deficit)   adjustment     income(loss)     surplus       Total
-------------------------------------------------------------------------------------------------------------------------------
Under Canadian GAAP         $2,311.6    $3,556.7     $ 5.9    $ 849.7    $  (7.3)        $    --         $ 153.4      $6,870.0
Adjustments:
  Merger of BC TELECOM and
   TELUS (a), (c) - (e)      1,824.8     1,069.0        --   (1,493.9)        --              --              --       1,399.9
  Share-based compensation
   (b)                           7.4        50.3        --     (137.2)        --              --            79.5            --
  Acquisition of Clearnet
   Communications Inc.
   Goodwill (d)                   --       131.4        --       (7.9)        --              --              --         123.5
   Convertible debentures         --        (2.9)       --        4.1         --              --            (1.2)           --
  Accounting for
   derivatives (f)                --          --        --       (0.3)        --              --              --          (0.3)
  Accumulated other
   comprehensive income
   (loss) (h)                     --          --        --         --        7.3          (375.6)             --        (368.3)
-------------------------------------------------------------------------------------------------------------------------------
Under U.S. GAAP             $4,143.8    $4,804.5     $ 5.9    $(785.5)   $    --         $(375.6)        $ 231.7      $8,024.8
================================================================================================================================


(a) Merger of BC TELECOM and TELUS

The business combination between BC TELECOM and TELUS Corporation (renamed TELUS Holdings Inc., which was wound up June 1, 2001) was accounted for using the pooling of interests method under Canadian GAAP. Under Canadian GAAP, the application of the pooling of interests method of accounting for the merger of BC TELECOM and TELUS Holdings Inc. resulted in a restatement of prior periods as if the two companies had always been combined. Under U.S. GAAP, the merger is accounted for using the purchase method. Use of the purchase method results in TELUS (TELUS Holdings Inc.) being acquired by BC TELECOM for $4,662.4 million (including merger related costs of $51.9 million) effective January 31, 1999.

(b)     Operating expenses - Operations


                                                 Three months                    Nine months
Periods ended September 30 (millions)        2006            2005           2006            2005
-----------------------------------------------------------------------------------------------------
Future employee benefits                  $     (4.2)     $     (4.2)    $    (12.7)     $    (12.7)
=====================================================================================================

Future employee benefits: Under U.S. GAAP, TELUS' future employee benefit assets and obligations have been recorded at their fair values on acquisition. Accounting for future employee benefits under Canadian GAAP changed to become more consistent with U.S. GAAP effective January 1, 2000. Canadian GAAP provides that the transitional balances can be accounted for prospectively. Therefore, to conform to U.S. GAAP, the amortization of the transitional amount needs to be removed from the future employee benefit expense.

    Share-based compensation: Effective January 1, 2004, Canadian GAAP required the adoption of the fair value method of accounting for share-based compensation for awards made after 2001. The Canadian GAAP disclosures for share-based compensation awards are set out in Note 9.

    Effective January 1, 2006, U.S. GAAP required the adoption of the fair value method of accounting for share-based compensation for awards made after 1994. Prior to the adoption of the fair value method of accounting, the intrinsic value based method was used to account for share option awards granted to employees. The Company has selected the modified-retrospective transition method and such method results in share option award expense being recognized in net income in accordance with U.S. GAAP in fiscal years prior to 2006. The share option award expense that is recognized in fiscal years subsequent to 2005 is in respect of share option awards granted after 1994 and vesting in fiscal periods subsequent to 2005.

    As the Company has selected the modified-retrospective transition method, it must disclose the impact on net income in accordance with U.S. GAAP, and net income in accordance with U.S. GAAP per Common Share and Non-Voting Share, as if the fair value based method of accounting for the share-based compensation had been applied in the comparative period.

    On a prospective basis, commencing January 1, 2006, this will result in there no longer being a difference between Canadian GAAP and U.S. GAAP share-based compensation expense recognized in the results of operations arising from current share-based compensation awards. As share option awards granted subsequent to 1994 and prior to 2002 are captured by U.S. GAAP, but are not captured by Canadian GAAP, differences in shareholders' equity accounts arising from these awards will continue.

--------------------------------------------------------------------------------
notes to interim consolicated financial statements                  (unaudited)
--------------------------------------------------------------------------------

    The application of the modified-retrospective transition method had the following effect on comparative net income amounts presented:


Periods ended September 30, 2005 (millions except per share amounts)            Three        Nine months
                                                                               months
---------------------------------------------------------------------------------------------------------
 Net income in accordance with U.S. GAAP
  As previously reported                                                     $    161.5      $    574.3
    Deduct: Share-based compensation arising from share option awards
    determined under fair value based method for all awards(1)                     (4.1)          (10.4)
---------------------------------------------------------------------------------------------------------
  As currently reported                                                      $    157.4      $    563.9
---------------------------------------------------------------------------------------------------------
Net income in accordance with U.S. GAAP per Common Share and Non-Voting
Share
  Basic
    As previously reported (using intrinsic value method)                    $     0.45      $     1.60
    As currently reported (using fair value method)                          $     0.44      $     1.57
  Diluted
    As previously reported (using intrinsic value method)                    $     0.45      $     1.59
    As currently reported (using fair value method)                          $     0.44      $     1.56

(1) The effect of the fair value method of accounting for share-based compensation arising from share option awards on income before income taxes and non-controlling interest and net income does not differ. Further, the fair value method of accounting for share-based compensation arising from share option awards does not affect cash flows from operating activities nor does it affect cash flows from financing activities.

    To reflect the fair value of share option awards granted subsequent to 1994, and vesting prior to 2006, certain components of shareholders' equity, reflecting the application of U.S. GAAP, as at December 31, 2005, have been adjusted as follows:

                                                          Shareholders' Equity
                                -------------------------------------------------------------------------------------
                                                                            Accumulated
                                                                 Retained      other
                                Common     Non-Voting            earnings  comprehensive   Contributed
 (millions)                     Shares     Shares      Options   (deficit)     income         surplus      Total
---------------------------------------------------------------------------------------------------------------------

 Cumulative transition
 adjustment for share-based
 compensation arising from
 share option awards granted
 in fiscal years ending
 December 31:
   2002 and 2003 (total
    Canadian GAAP transitional
    amounts)                    $    --     $  0.4        $    --   $ (25.1)    $     --       $ 24.7     $    --
  2004 and 2005                      --       25.7             --     (33.3)          --          7.6          --
---------------------------------------------------------------------------------------------------------------------
 Total Canadian GAAP amounts         --       26.1             --     (58.4)          --         32.3          --
 recognized as at
 December 31, 2005

Cumulative transition
 adjustment for share-based
 compensation (and associated
 effects) arising from share
 option awards granted in
 fiscal years ending
 December 31, 1995 through
 2001, inclusive(1)                7.4        50.3            --     (137.2)         --          79.5          --
---------------------------------------------------------------------------------------------------------------------
 Total U.S. GAAP
  transitional amounts             7.4        76.4            --     (195.6)         --         111.8          --
 December 31, 2005, U.S.
   GAAP amounts, as
   previously reported         4,136.4     4,728.1           5.9     (589.9)     (375.6)        119.9      8,024.8
---------------------------------------------------------------------------------------------------------------------
 January 1, 2006, U.S.
 GAAP  amounts                $4,143.8    $4,804.5        $  5.9    $(785.5)    $(375.6)       $231.7     $8,024.8
=====================================================================================================================

(1) As share option awards granted subsequent to 1994 and prior to 2002 are captured by U.S. GAAP, but are not captured by Canadian GAAP, differences in shareholders' equity accounts arising from these awards will continue.

--------------------------------------------------------------------------------
notes to interim consolicated financial statements                  (unaudited)
--------------------------------------------------------------------------------

    To reflect the fair value of option awards granted subsequent to 1994, and vesting prior to 2005, certain components of shareholders' equity, reflecting the application of U.S. GAAP, as at December 31, 2004, have been adjusted as follows:

                                                          Shareholders' Equity
                                -------------------------------------------------------------------------------------
                                                       Options,                 Accumulated
                                                       warrants    Retained       other
                                Common     Non-Voting    and       earnings    comprehensive   Contributed
 (millions)                     Shares     Shares       other     (deficit)       income         surplus       Total
---------------------------------------------------------------------------------------------------------------------
Cumulative transition
 adjustment for share-based
 compensation arising from
 share option awards granted
 in fiscal years ending
 December 31:
   2002 and 2003 (total
    Canadian GAAP transitional
    amounts)                     $    --    $   0.4     $    --    $ (25.1)     $     --        $   24.7       $  --
   2004                               --       14.7          --      (19.1)           --             4.4          --
---------------------------------------------------------------------------------------------------------------------
 Total Canadian GAAP amounts
  recognized as at
  December 31, 2004                   --       15.1          --      (44.2)           --            29.1          --
 Cumulative transition
  adjustment for share-based
  compensation (and associated
  effects) arising from share
  option awards granted in
  fiscal years ending
  December 31, 1995 through
  2001, inclusive(1)                 3.4       10.5          --     (141.3)           --           127.4          --
---------------------------------------------------------------------------------------------------------------------
 Total U.S. GAAP transitional
  amounts                            3.4       25.6          --     (185.5)           --           156.5          --
 December 31, 2004, U.S. GAAP
  amounts, as previously
  reported                       4,341.0    4,700.8        27.7     (590.2)         (249.2)        119.9      8,350.0
---------------------------------------------------------------------------------------------------------------------
 January 1, 2005, U.S. GAAP
  amounts                       $4,344.4   $4,726.4      $ 27.7    $(775.7)        $(249.2)       $276.4     $8,350.0
---------------------------------------------------------------------------------------------------------------------

(1) As share option awards granted subsequent to 1994 and prior to 2002 are captured by U.S. GAAP, but are not captured by Canadian GAAP, differences in shareholders' equity accounts arising from these awards will continue.

(c) Operating expenses - Amortization of intangible assets

As TELUS' intangible assets on acquisition have been recorded at their fair value (see (a)), amortization of such assets, other than for those with indefinite lives, needs to be included under U.S. GAAP; consistent with prior years, amortization is calculated using the straight-line method.

    The incremental amounts recorded as intangible assets arising from the TELUS acquisition above are as follows:

                                                             Accumulated
                                                 Cost        Amortization            Net Book Value
---------------------------------------------------------------------------------------------------------
                                                                              SEPTEMBER 30,  December 31,
As at (millions)                                                                  2006            2005
---------------------------------------------------------------------------------------------------------
Intangible assets subject to amortization
  Subscribers - wireline                      $  1,950.0      $   330.5      $  1,619.5      $  1,654.2
  Subscribers - wireless                           250.0          250.0              --             3.5
---------------------------------------------------------------------------------------------------------
                                                 2,200.0          580.5         1,619.5         1,657.7
---------------------------------------------------------------------------------------------------------
Intangible assets with indefinite lives
  Spectrum licences(1)                           1,833.3        1,833.3             --               --
---------------------------------------------------------------------------------------------------------
                                              $  4,033.3      $ 2,413.8      $  1,619.5      $  1,657.7
---------------------------------------------------------------------------------------------------------

(1) Accumulated amortization of spectrum licences is amortization recorded prior to 2002 and the transitional impairment amount.

    Estimated aggregate amortization expense for intangible assets subject to amortization, calculated upon such assets held as at September 30, 2006, for each of the next five fiscal years is as follows:


Years ending December 31 (millions)
---------------------------------------------------------------------------
2006 (balance of year)                                         $     67.4
2007                                                                209.1
2008                                                                121.3
2009                                                                 71.4
2010                                                                 62.9

--------------------------------------------------------------------------------
notes to interim consolicated financial statements                  (unaudited)
--------------------------------------------------------------------------------

(d)     Goodwill

Merger of BC TELECOM and TELUS: Under the purchase method of accounting, TELUS' assets and liabilities at acquisition (see (a)) have been recorded at their fair values with the excess purchase price being allocated to goodwill in the amount of $403.1 million. Commencing January 1, 2002, rather than being systematically amortized, the carrying value of goodwill is periodically tested for impairment.

    Additional goodwill on Clearnet purchase: Under U.S. GAAP, shares issued by the acquirer to effect an acquisition are measured at the date the acquisition was announced; however, under Canadian GAAP, at the time the transaction took place, shares issued to effect an acquisition were measured at the transaction date. This results in the purchase price under U.S. GAAP being $131.4 million higher than under Canadian GAAP. The resulting difference is assigned to goodwill. Commencing January 1, 2002, rather than being systematically amortized, the carrying value of goodwill is periodically tested for impairment.

(e)     Financing costs

Merger of BC TELECOM and TELUS: Under the purchase method, TELUS' long-term debt on acquisition has been recorded at its fair value rather than at its underlying cost (book value) to TELUS. Therefore, interest expense calculated on the debt based on fair values at the date of acquisition under U.S. GAAP will be different from TELUS' interest expense based on underlying cost (book value). As of December 31, 2005, the amortization of this difference had been completed.

(f) Accounting for derivatives

Under U.S. GAAP, all derivatives need to be recognized as either assets or liabilities and measured at fair value. This is different from the Canadian GAAP treatment for financial instruments. Under U.S. GAAP, derivatives which are fair value hedges, together with the financial instrument being hedged, will be marked to market with adjustments reflected in income and derivatives which are cash flow hedges will be marked to market with adjustments reflected in comprehensive income (see (h)).

(g)     Income taxes


                                                Three months               Nine months
Periods ended September 30 (millions)        2006        2005           2006            2005
----------------------------------------------------------------------------------------------
 Current                                 $   (19.8)    $  (2.3)    $    (23.5)     $   (21.0)
 Deferred                                    141.3        94.5          212.3          274.5
----------------------------------------------------------------------------------------------
                                             121.5        92.2          188.8          253.5
 Investment Tax Credits                         --          --          (12.6)             --
----------------------------------------------------------------------------------------------
                                         $   121.5     $  92.2     $    176.2      $   253.5
===============================================================================================

    The Company's income tax expense (recovery), for U.S. GAAP purposes, differs from that calculated by applying statutory rates for the following reasons:



Three-month periods ended September 30
  ($ in millions)                                         2006                          2005
---------------------------------------------------------------------------------------------------
- Basic blended federal and provincial tax     $    145.7        33.6%       $   85.5         34.4%
  at statutory income tax rates
 Revaluation of deferred income tax
  liability for change in statutory income
  tax rates                                            --                        (0.2)
 Tax rate differential on, and
  consequential adjustments from,
  reassessment of prior year tax issues             (24.9)                       (0.7)
 Share option award compensation                     1.8                          1.4
 Change in estimates of available deductible
  differences in prior years                           --                        (1.5)
 Investment Tax Credits                                --                          --
 Other                                               (1.1)                        3.6
---------------------------------------------------------------------------------------------------
                                                    121.5        28.0%           88.1         34.5%
Large corporations tax                                 --                         4.1
---------------------------------------------------------------------------------------------------
 U.S. GAAP income tax expense (recovery)       $    121.5        28.0%       $   92.2         36.1%
====================================================================================================

--------------------------------------------------------------------------------
notes to interim consolicated financial statements                  (unaudited)
--------------------------------------------------------------------------------


Nine-month periods ended September 30
  ($ in millions)                                         2006                          2005
----------------------------------------------------------------------------------------------------
 Basic blended federal and provincial tax     $    367.0       33.6%     $    283.7           34.5%
  at statutory income tax rates
 Revaluation of deferred income tax
  liability for change in statutory income
  tax rates                                       (162.7)                      (1.4)
 Tax rate differential on, and consequential
  adjustments from, reassessment of prior
  year tax issues                                  (23.9)                     (12.0)
 Share option award compensation                     4.9                        3.5
 Change in estimates of available
  deductible differences in prior years               --                      (37.5)
 Investment Tax Credits                             (8.4)                        --
 Other                                              (0.7)                       4.0
-----------------------------------------------------------------------------------------------------
                                                   176.2       16.1%          240.3           28.9%
Large corporations tax                                --                       13.2
----------------------------------------------------------------------------------------------------
 U.S. GAAP income tax expense (recovery)      $    176.2       16.1%     $    253.5           30.4%
====================================================================================================

(h) Additional disclosures required under U.S. GAAP - Comprehensive income

U.S. GAAP requires that a statement of comprehensive income be displayed with the same prominence as other financial statements. Comprehensive income, which incorporates net income, includes all changes in equity during a period except those resulting from investments by and distributions to owners. There is no requirement to disclose comprehensive income under Canadian GAAP prior to fiscal periods beginning on or after January 1, 2007.


Three-month periods ended
September 30 (millions)                              2006                                              2005
----------------------------------------------------------------------------------------------------------------------------------
                                              Unrealized
                                              fair                                             Unrealized
                                 Cumulative   value of                             Cumulative  fair value
                                 foreign      derivative                           foreign      of
                                 currency     cash          Minimum                currency    derivative    Minimum
                                 translation  flow          pension                translation cash flow     pension
                                 adjustment   hedges      liability    Total       adjustment  hedges       liability    Total
----------------------------------------------------------------------------------------------------------------------------------
Amount arising                   $    0.4    $  (49.9)   $   (0.9)   $  (50.4)     $  (2.2)   $  (36.5)   $   (0.9)   $  (39.6)
Income tax expense (recovery)          --       (16.8)       (0.2)      (17.0)          --       (12.7)       (0.2)      (12.9)
----------------------------------------------------------------------------------------------------------------------------------
Net                                   0.4       (33.1)       (0.7)      (33.4)        (2.2)      (23.8)       (0.7)      (26.7)
Accumulated other
  comprehensive income (loss),
  beginning of period                (6.5)     (164.5)     (170.6)     (341.6)        (4.1)     (232.3)     (127.2)     (363.6)
----------------------------------------------------------------------------------------------------------------------------------
Accumulated other
  comprehensive income (loss),
  end of period                  $   (6.1)   $ (197.6)   $ (171.3)   $ (375.0)     $  (6.3)   $ (256.1)   $ (127.9)   $ (390.3)
==================================================================================================================================

Nine-month periods ended
September 30 (millions)                              2006                                              2005
----------------------------------------------------------------------------------------------------------------------------------
                                              Unrealized
                                              fair                                             Unrealized
                                 Cumulative   value of                             Cumulative  fair value
                                 foreign      derivative                           foreign      of
                                 currency     cash          Minimum                currency    derivative    Minimum
                                 translation  flow          pension                translation cash flow     pension
                                 adjustment   hedges      liability    Total       adjustment  hedges       liability    Total
----------------------------------------------------------------------------------------------------------------------------------
Amount arising                      $ 1.2     $   6.3       $ (3.9)   $  3.6        $ (4.1)   $ (206.0)      $(2.8)   $(212.9)
Income tax expense
 (recovery)                            --         3.3         (0.3)      3.0            --       (71.0)       (0.8)     (71.8)
----------------------------------------------------------------------------------------------------------------------------------
Net                                   1.2         3.0         (3.6)      0.6          (4.1)     (135.0)       (2.0)    (141.1)
Accumulated other
 comprehensive income
 (loss), beginning of
 period                              (7.3)     (200.6)      (167.7)   (375.6)         (2.2)     (121.1)     (125.9)    (249.2)
----------------------------------------------------------------------------------------------------------------------------------
Accumulated other                   $(6.1)    $(197.6)     $(171.3)  $(375.0)       $ (6.3)   $ (256.1)    $(127.9)   $(390.3)
 comprehensive income
 (loss), end of period
==================================================================================================================================

--------------------------------------------------------------------------------
notes to interim consolicated financial statements                  (unaudited)
--------------------------------------------------------------------------------


(i) Recently issued accounting standards not yet implemented

Employee future benefit plans. Under U.S. GAAP, first effective for its annual financial statements for the year ended December 31, 2006, the Company will be required to fully recognize the obligations associated with its employee future benefit plans, as prescribed by Financial Accounting Standards Board Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and other Postretirement Plans". Applying this standard, the funded status of the Company's plans will be shown gross on the consolidated balance sheets and the difference between the net funded plan states and the net accrued benefit asset or liability will be included as a component of other comprehensive income. Concurrently, accounting for the minimum pension liability will be discontinued. The Company continues to assess the provisions of this statement.

    Uncertain income tax positions: Under U.S. GAAP, effective for its 2007 fiscal year, the Company is expected to be required to comply with accounting for uncertain income tax positions, as prescribed by Financial Accounting Standards Board Financial Interpretation No. 48, "Accounting for Uncertainty in Income Taxes". The Company continues to assess the provisions of the Interpretation.

    Single definition of "fair value". Under U.S. GAAP, effective for its 2008 fiscal year, the Company is expected to be required to comply with a unified approach to fair value measurement of assets and liabilities, as prescribed by Financial Accounting Standards Board Statement of Financial Accounting Standards No. 157, "Fair Value Measurements". The Company is assessing the provisions of this statement.

    Other: As would affect the Company, there are no other U.S. accounting standards currently issued and not yet implemented that would differ from Canadian accounting standards currently issued and not yet implemented.
                                                                              38

_______________________________________________________________________________


                     Management Discussion and Analysis


     Forward-looking statements

     =========================================================================
     This report and Management's discussion and analysis contain statements about expected future events and financial and operating results of TELUS Corporation ("TELUS" or the "Company") that are forward-looking. By their nature, forward-looking statements require the Company to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions and other forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from financial and operating targets, expectations, estimates or intentions expressed in the forward-looking statements.

     TELUS' intention to reorganize in its entirety as an income trust, announced on September 11, 2006, is subject to inherent risks and uncertainties, including changes arising from the October 31, 2006 announcement by the federal Minister of Finance of a proposed new Tax Fairness Plan affecting the future taxation level of income trusts and corporations. No assurance can be given that TELUS' income trust conversion will proceed, or be completed in the originally anticipated January 2007 time-frame, or that any of the anticipated benefits and implications of income trust conversion will be realized if the conversion were to proceed. Unless noted explicitly, forward-looking statements in Management's discussion and analysis are in the context of TELUS continuing as a corporation.

     Assumptions for 2006 guidance purposes include: economic growth consistent with recent provincial and national estimates by the Conference Board of Canada, including gross domestic product growth of 2.7% in Canada; increased wireline competition in both business and consumer markets; a Canadian wireless industry market penetration gain of
     4.5 to five percentage points; up to $80 million of restructuring and workforce reduction expenses; an effective tax rate of approximately 23%; no prospective significant acquisitions or divestitures; no change in foreign ownership rules; and maintenance or improvement of investment-grade credit ratings.

     Factors that could cause actual results to differ materially include but are not limited to: competition; technology (including reliance on systems and information technology); regulatory developments (including wireless number portability and possible future changes to the regulatory environment); human resources; business integrations and internal reorganizations; process risks (including billing system conversion); financing and debt requirements (including share repurchases and debt redemptions); tax matters (including changes to the taxation of income trusts and corporations); health, safety and environment developments; litigation and legal matters; business continuity events (including manmade and natural threats); economic growth and fluctuations (including pension performance, funding and expenses); and other risk factors discussed herein and listed from time to time in TELUS' reports, public disclosure documents including the Annual Information Form, and other filings with securities commissions in Canada (filed on SEDAR at www.sedar.com) and the United States (filed on EDGAR at www.sec.gov).

     For further information, see Section 10: Risks and risk management of TELUS' annual 2005 Management's discussion and analysis, as well as updates reported in Section 10 of TELUS' 2006 first and second quarter Management's discussion and analyses, and this document.
     =========================================================================


     Management's discussion and analysis

     November 1, 2006

     The following is a discussion of the consolidated financial condition and results of operations of TELUS Corporation for the three-month and nine-month periods ended September 30, 2006 and 2005, and should be read together with TELUS' interim consolidated financial statements. This discussion contains forward-looking information that is qualified by reference to, and should be read together with, the discussion regarding forward-looking statements above.
     TELUS' interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"), which differ in certain respects from U.S. GAAP. See Note 18 to the interim consolidated financial statements for a summary of the principal differences between Canadian and U.S. GAAP as they relate to TELUS. The interim consolidated financial statements and Management's discussion and analysis were reviewed by TELUS' Audit Committee and approved by TELUS' Board of Directors. All amounts are in Canadian dollars unless otherwise specified.
     TELUS has issued guidance on and reports on certain non-GAAP measures that are used by management to evaluate performance of business units, segments and the Company. In addition, non-GAAP measures are used in measuring compliance with debt covenants. Because non-GAAP measures do not have a standardized meaning, securities regulations require that non-GAAP measures be clearly defined and qualified, and reconciled with their nearest GAAP measure. For the readers' reference, the definition, calculation and reconciliation of consolidated non-GAAP measures is provided in Section 11: Reconciliation of non-GAAP measures and definition of key operating indicators.


     Management's discussion and analysis contents

     -------------------------------------------------------------------------
     Section                      Description
     -------------------------------------------------------------------------
     1.  Overall performance      A summary of TELUS' consolidated results for
                                  the third quarter and first nine months of
                                  2006
     -------------------------------------------------------------------------
     2.  Core business, vision    Examples of TELUS' activities in support of
         and strategy             its six strategic imperatives
     -------------------------------------------------------------------------
     3.  Key performance drivers  TELUS' 2006 priorities
     -------------------------------------------------------------------------
     4.  Capability to deliver    An update on TELUS' capability to deliver
         results                  results
     -------------------------------------------------------------------------
     5.  Results from operations  A detailed discussion of operating results for the third quarter and first nine months
                                  of 2006
     -------------------------------------------------------------------------
     6.  Financial condition      A discussion of significant changes in the
                                  balance sheet at September 30, 2006, as
                                  compared to December 31, 2005
     -------------------------------------------------------------------------
     7.  Liquidity and capital    A discussion of cash flow, liquidity, credit
         resources                facilities, off-balance sheet arrangements
                                  and other disclosures
     -------------------------------------------------------------------------
     8.  Critical accounting      A description of accounting estimates and
         estimates and            changes to accounting policies
         accounting policy
         developments
     -------------------------------------------------------------------------
     9.  Full year guidance for   A confirmation and revisions, if any, to
         2006                     TELUS' annual guidance
     -------------------------------------------------------------------------
     10. Risks and risk           An update of risks and uncertainties facing
         management               TELUS and how it manages these risks
     -------------------------------------------------------------------------
     11. Reconciliation of non-   A description, calculation and
         GAAP measures and        reconciliation of certain measures used by
         definition of key        management
         operating indicators
     -------------------------------------------------------------------------


     1.   Overall performance

     1.1  Materiality for disclosures

     Management determines whether or not information is material based on whether it believes a reasonable investor's decision to buy, sell or hold securities in the Company would likely be influenced or changed if the information were omitted or misstated.

     1.2  Proposed reorganization as an income trust

     The federal Minister of Finance announced late on October 31, 2006, a new Tax Fairness Plan that is intended to change the relationships between the future levels of taxation of income trusts and corporations. One element of the proposed plan is a tax on distributions of business income earned by non-passive investments by publicly traded income trusts and limited partnerships (other than those which hold passive real estate investments). This is intended to make an income trust's income tax treatment more like that of public corporations. The announcement by the federal Minister of Finance indicated that for income trusts, which begin trading after October 31, 2006, the new tax measures will apply to the later of their 2007 taxation year and the taxation year in which the income trust begins to trade. The result of the application of these new proposals is expected to reduce the tax efficiency of publicly traded income trusts.
     TELUS is assessing the impact of this unexpected development on the proposed reorganization of TELUS in its entirety as an income trust, announced on September 11, 2006. At that time, TELUS indicated that the conversion would be accomplished by way of a plan of arrangement under the Business Corporations Act (British Columbia) that is subject to approval of at least two thirds of the votes cast by the security holders of TELUS at a special meeting expected to be held in January 2007. It was also noted that, although the timing of the completion of the conversion process could not be predicted with certainty, management anticipated completion in late January 2007.
     As a result of the announcement by the federal Minister of Finance, there can be no assurance at this time that TELUS will proceed with its proposed income trust conversion. See the related risk discussion in Section 10.5 Income trust reorganization risks.


     1.3  Consolidated highlights

     -------------------------------------------------------------------------
     ($ millions, except
      shares, per share         Quarters ended           Nine-month periods
      Amounts, subscribers       September 30              ended Sept. 30
      and ratios)          2006     2005    Change    2006     2005    Change
     -------------------------------------------------------------------------
     Consolidated statements of income
     -------------------------------------------------------------------------
     Operating revenues   2,210.7  2,062.8    7.2 %  6,426.4  6,056.0    6.1 %

     Operating income       569.1    430.5   32.2 %  1,543.7  1,350.4   14.3 %

     Income before taxes
      and non-controlling
      interests             448.5    278.6   61.0 %  1,154.7    889.9   29.8 %

     Net income             319.6    190.1   68.1 %    886.3    621.8   42.5 %

     Earnings per share,
      basic ($)              0.94     0.53   77.4 %     2.57     1.74   47.7 %
     Earnings per share,
      diluted ($)            0.92     0.53   73.6 %     2.54     1.72   47.7 %

     Cash dividends
      declared per
      share ($)             0.275     0.20   37.5 %    0.825     0.60   37.5 %
     -------------------------------------------------------------------------
     Consolidated statements of cash flows
     -------------------------------------------------------------------------
     Cash provided by
      operating activities  570.4    693.5  (17.8)%  2,056.5  2,109.6   (2.5)%
     Cash used by
      investing activities  451.0    263.3   71.3 %  1,253.2    979.5   27.9 %
       Capital
        expenditures        423.9    263.0   61.2 %  1,203.2    944.9   27.3 %
     Cash used by financing
      activities            126.2    249.2  (49.4)%    837.3    704.5   18.9 %
     -------------------------------------------------------------------------
     Subscribers and other measures
     -------------------------------------------------------------------------
     Subscriber
      connections(1)
      (thousands) at
      end of period        10,531    9,981    5.5 %
     EBITDA(2)              952.4    839.7   13.4 %  2,712.2  2,560.9    5.9 %
     Free cash flow(3)      528.3    581.3   (9.1)%  1,367.0  1,355.7    0.8 %
     -------------------------------------------------------------------------
     Debt and payout ratios
     -------------------------------------------------------------------------
     Net debt to total
      capitalization
      ratio (%) (at end                       (0.1)
      of period)(4)          45.3    45.4      pts
     Net debt to EBITDA
      ratio (12 months
      ended September
      30)(5)                  1.6     1.8     (0.2)
     Dividend payout ratio
      (%) (12 months ended
      September 30)(6)         39      38     1 pt
     -------------------------------------------------------------------------

     pt, pts- percentage point(s)
     (1) The sum of wireless subscribers, network access lines and Internet subscribers measured at the end of the respective periods.
     (2) EBITDA is a non-GAAP measure. See Section 11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA).
     (3) Free cash flow is a non-GAAP measure. See Section 11.2 Free cash flow.
     (4) See Section 11.4 Definition of liquidity and capital resource measures.
     (5) Net debt to EBITDA, where EBITDA excludes restructuring. See Section
         11.4 Definition of liquidity and capital resource measures.
     (6) The current annualized rate of dividend declared per share multiplied by four and divided by basic earnings per share for the 12-month trailing period.

     -------------------------------------------------------------------------

     Highlights, as discussed in Section 5: Results from operations, include the following (comparing results for the third quarter and first nine months of 2006 to the respective periods in 2005):

     - Subscriber connections increased over the 12-month period ended September 30, 2006, as the number of wireless subscribers grew by 13.7% to 4.87 million, the number of Internet subscribers grew by 9.3% to 1.08 million and the number of network access lines decreased by 2.8% to 4.58 million.

     - Operating revenues increased as growth in wireless revenues and wireline data revenues exceeded erosion in wireline voice local, long distance and other revenues.

     - Operating income grew primarily due to increased EBITDA and lower amortization of intangible assets. EBITDA increased mainly because of growth in wireless subscribers and average revenue per subscriber unit ("ARPU") as well as the absence of labour disruption related expenses in 2006 wireline EBITDA. Wireless segment EBITDA in the third quarter of 2006 was a record quarterly amount for TELUS, and exceeded wireline EBITDA for the first time. In addition, TELUS' total EBITDA for the third quarter of 2006 was a record quarterly amount since the merger of BC TELECOM and Alberta-based TELUS Corporation in 1999.

     - Net income and earnings per share increased due to improved operating performance, described above, as well as lower financing costs. The average numbers of shares outstanding in the third quarter and first nine months of 2006 were approximately 4% lower than the same periods in 2005 due to share repurchase programs, which contributed to increased 2006 earnings per share. In addition, Net income and earnings per share in the third quarter of 2006 included favourable tax reductions for reassessments of prior years and related interest income of approximately $30 million or nine cents per share. For the first nine months of 2006, favourable impacts of tax-related adjustments, including changes in statutory tax rates, were approximately $145 million or 42 cents per share, compared with favourable tax adjustments of approximately $75 million or 21 cents per share in the first nine months of 2005.

     - Based on the results for the first nine months, the Company revised its annual guidance for 2006, subject to the Forward-looking statements at the beginning of management's discussion and analysis. See Section 9: Full year guidance for 2006.

     Highlights, as discussed in Section 7: Liquidity and capital resources include the following (comparing results for the third quarter and first nine months of 2006 to the respective periods in 2005):

     - Cash provided by operating activities decreased primarily due to the reduction in proceeds from securitized accounts receivable.

     - Cash used by investing activities increased primarily due to greater capital expenditures for investments in the broadband networks in B.C., Alberta and Quebec, network access growth to serve strong housing growth in B.C. and Alberta, TELUS TV(R), strategic investments in next-generation EVDO-capable higher speed wireless network technology and continued enhancement of digital wireless capacity and coverage.

     - Cash used by financing activities decreased in the third quarter due mainly to lower repurchases of shares under normal course issuer bids. For the first nine months, cash used by financing activities increased mainly due to lower proceeds from issuance of shares resulting from a lower number of options being exercised and implementation of the net equity settlement feature on May 1, 2006.

     - Free cash flow decreased in the quarter as improved EBITDA (before restructuring charges) was more than offset by increased capital expenditures and lower interest received. For the first nine months, free cash flow increased due mainly to increased EBITDA (before restructuring charges), lower taxes and lower interest paid more than offsetting increased capital expenditures and restructuring payments.

     - Net debt to total capitalization at September 30, 2006 continued to be in the target range of 45 to 50%.

     - Net debt to EBITDA continued to be in the target range of 1.5:1 to 2.0:1.

     - The dividend payout ratio for the twelve-month period ended September 30, 2006 was lower than the target guideline of 45 to 55% for sustainable net earnings due mainly to actual earnings including the future income tax reduction from tax rate changes in the second quarter of 2006 and tax recoveries in the third quarter of 2006.

     - A dividend of 37.5 cents per share was declared for the fourth quarter of 2006 for shareholders of record on December 11, 2006, payable on January 1, 2007. This 36.4% increase in the quarterly dividend is the third successive increase announced since 2004. This level is consistent with the dividend payout guideline of 45 to 55% of sustainable net earnings, based on the midpoint of TELUS' full year guidance for 2006.

     2.   Core business, vision and strategy

     The following discussion is qualified in its entirety by the Forward-looking statements at the beginning of Management's discussion and analysis. It is also qualified by Section 10: Risks and risk management of TELUS' annual 2005 Management's discussion and analysis, as well as updates reported in
Section 10 of TELUS' 2006 first and second quarter Management's discussion and analyses, and this document.
     TELUS' core business, vision and strategy were detailed in its 2005 annual Management's discussion and analysis. Recent activities in support of the Company's six strategic imperatives include the following:

         Building national capabilities across data, IP (Internet protocol), voice and wireless;
         Focusing relentlessly on the growth markets of data, IP and wireless;
         and
         Building integrated solutions that differentiate TELUS from its competitors

     In September 2006, TELUS was selected by the Ontario Ministry of Government Services to provide, manage and supply its portfolio of network services including information technology security for the entire network of the Government of Ontario. The five-year contract is expected to generate approximately $140 million of revenue. TELUS' network solution for the Government of Ontario is based on an IP platform, which allows secure transmission and electronic sharing of information, and includes videoconferencing and web conferencing services.
     TELUS also announced in September 2006 that it intends to invest
$600 million between 2007 and 2009 to enhance broadband infrastructure. This investment will enable emerging services and expand network coverage across British Columbia, Alberta and Eastern Quebec. The $600 million complements the approximately $190 million expected to be invested during 2006.
     TELUS' broadband build is an important investment, paving the way for emerging services including high definition TELUS TV. The Company is installing advanced Internet equipment in more than 7,000 sites across its network and running fibre optic cable closer to customer homes. Bringing fibre closer to homes is expected to provide Internet access speeds of 15 to 30 megabits per second and beyond.
     The broadband project complements a rural capital investment program to bring high speed Internet services to more than 450 additional remote communities in British Columbia, Alberta, and eastern Quebec by 2010. See the related risk discussion in Section 10.1 Regulatory, Price cap regulation - Disposition of funds in the deferral accounts.

         Partnering, acquiring and divesting to accelerate the implementation of TELUS' strategy and focus TELUS' resources on core business

     In August 2006, TELUS and Amp'd Mobile, Inc. (Amp'd Mobile) announced an exclusive relationship for the sale and distribution of Amp'd branded services in Canada. As a result, Amp'd Mobile's highly interactive and customized mobile entertainment, information and messaging services are expected to be offered in Canada operating on TELUS' Wireless High Speed network in early 2007.
     Under the terms of the Licensing and Services Agreement, Amp'd Mobile will be responsible for bringing unique entertainment content to TELUS' subscribers as well as providing optimized handsets capable of fast download speeds. TELUS will manage sales and distribution, billing, client care, network operations and pricing. TELUS will have the exclusive right to use Amp'd trademarks, premium data services, handsets and content delivery platforms in Canada. This represents an opportunity for TELUS to better reach the high value young adult market segment with Amp'd Mobile's highly differentiated, premium data and content centric services.
     TELUS Ventures, the strategic venture investment division of TELUS, also announced that it made a U.S. $7.5 million equity investment in Amp'd Mobile, Inc., which is headquartered in California.

         Investing in internal capabilities to build a high performance culture and efficient operations

     Two new collective agreements in the Province of Quebec have been negotiated and ratified in 2006. Most recently, TELUS Quebec and Syndicat quebecois des employes de TELUS (SQET) reached a tentative agreement in July, and the membership ratified the agreement at the end of August. The agreement covers more than 1,000 office, clerical and technical employees and will remain in effect until the end of 2009. Highlights of the agreement include: introduction of a variable pay component tied to the Company's performance with a target payout of 3% in 2007 increasing to 5% in 2009, lump-sum payments of 1.75% in 2006 and one per cent in 2007 for all salaried employees, general wage increases of 1% in 2008 and 2009, an increase in the standard work week by 2.5 paid hours to 37.5 hours for approximately 200 client care representatives, and introduction of a defined contribution pension plan for new employees (current employees remain covered by existing pension arrangements).
     In the first quarter of 2006, TELUS Quebec and the Syndicat des agents de maitrise de TELUS concluded negotiations for a new collective agreement covering more than 500 professional and supervisory employees. The agreement was ratified by union membership and came into effect on April 1, 2006. The agreement is a one-year contract that included a 1.75% salary increase.

     3.   Key performance drivers

     The Company set new priorities for 2006 to advance its strategy; achieve meaningful commercial differentiation in the markets; capitalize on the technology convergence of wireless and wireline; and drive continued operating efficiency and effectiveness. The following discussion is qualified in its entirety by the Forward-looking statements at the beginning of Management's discussion and analysis. It is also qualified by Section 10: Risks and risk management of TELUS' annual 2005 Management's discussion and analysis, as well as updates reported in Section 10 of TELUS' 2006 first and second quarter Management's discussion and analyses, and this document.
     In addition to the many initiatives taken in 2006 to support priorities detailed in Section 2 Core Business, vision and strategy, some additional initiatives are itemized below.

     -------------------------------------------------------------------------
            2006 corporate priorities across wireline and wireless
     -------------------------------------------------------------------------
     Advance TELUS' leadership in the consumer market through:

     - TELUS' future friendly suite of data applications for customers at home and on the move
     - Best-in-class customer loyalty through cost-effective customer experience
     - Expanding TELUS' channel partner relationships to strengthen its distribution.

     Advance TELUS' position in the business market through:

     - Innovative solutions that enhance the competitiveness of TELUS' customers and deepen their loyalty to TELUS
     - Increasing the Company's share in the business market by leveraging TELUS' mobile solutions such as high-speed data
     -   Improving delivery of managed solutions to small business customers.

     Advance TELUS' position in the wholesale market through:

     - Strengthening the Company's North American reach through innovative IP solutions
     - Establishing creative and preferred partnerships to grow TELUS' national customer base
     - Optimizing the use of partner networks to complement TELUS' network investments.

     Drive improvements in productivity and service excellence by:

     - Realizing efficiencies from the integration of wireline and wireless operations
     - Driving improvements in enterprise-wide productivity and customer service excellence to increase competitiveness

         TELUS reinforced its commitment to bringing the wireless industry's best experience to clients with the announcement of its Future Friendly Promises of a dependable network, fast client service and new phone offers.

     - Capturing value from TELUS' investments in technology and innovation to streamline operations.

     Strengthen the spirit of the TELUS team and brand, and develop the best talent in the global communications industry by:

     -   Continuing to leverage best practices across the Company

         Through periodic surveys of employees, known as pulse check, TELUS obtains crucial feedback about the business. In the latest survey, notable improvements were measured in team member engagement, pride and outlook for the future.

     - Cultivating a business ownership culture that embraces a philosophy of "our business, our customers, our team, my responsibility"

         On September 30, more than 5,000 TELUS team members, alumni and family across Canada volunteered their time and energy to hundreds of volunteer activities as part of the TELUS National Day of Service.

     - Capitalizing on TELUS' reputation as a progressive, high-performance Company to attract and retain the best team in Canada

         TELUS held 28 information sessions and job fairs across Canada in the third quarter of 2006, contributing to hiring of needed talent for the future.

     - Providing team members innovative opportunities for growth, development and employment options.

         Earlier this year, TELUS was awarded with a Thomson Illuminati award for worldwide excellence in employee learning programs and practices; 2006 marked the third consecutive year in which TELUS has received a prestigious Illuminati award.
     -------------------------------------------------------------------------

     4.   Capability to deliver results

     4.1  Operational capabilities across wireline and wireless

            Development of a new billing system in the wireline segment

     The development of a new wireline billing system progressed in the third quarter of 2006. The development includes re-engineering processes for order entry, pre-qualification, service fulfillment and assurance, customer care, collections/credit, customer contact, and information management. The expected customer service and cost benefits of this project include streamlined and standardized processes and the elimination over time of multiple legacy information systems. In the third quarter of 2006, the Company successfully implemented a pilot conversion for a sample set of customers. A commercial launch of the converged billing system platform for consumer customers in Alberta is currently planned for the first quarter of 2007, with additional phases of conversion planned over the next few years. See Section 10.4 Process risks.

            Efficiency programs

     TELUS' operating efficiency initiatives fall into three broad categories: outsourcing of non-core or peak-load work; consolidation of offices and call centers; and process improvement and automation.
     With respect to outsourcing, TELUS has fully or partially contracted out a number of non-core functions including property management, custodial services, building maintenance, mail services, fleet maintenance, and pay phone coin counting. As a result of these outsourcing initiatives, approximately 250 employees have either accepted an offer of redeployment or a voluntary departure package.
     With respect to office consolidation, to achieve greater efficiency and improve customer service, management has rationalized a number of offices into larger centers, including the consolidation of the retail office and call center in Victoria into Calgary and Edmonton, as well as consolidation of the conference operation into the BC lower mainland. Additionally, management has completed the consolidation of two field dispatch centers in greater Vancouver into Calgary. Through these initiatives, approximately 525 employees have either accepted an offer of redeployment or a voluntary departure package. The Company is also transforming to a more variable cost structure through the increased use of temporary employees, which management expects to allow better synchronization of resources with variable customer demand.
     Finally, with respect to process improvement and automation, TELUS continues to focus on streamlining functional area processes, which includes building on the learnings from the deployment of management team during the 2005 labour disruption. Examples include automating directory listing functions and making process improvements in business support functions, such as human resources. Approximately $95 million has been invested in restructuring and work force reduction charges over the last four quarters.
     In areas like office and call center consolidations, TELUS is experiencing short conventional payback periods, whereas in the area of outsourcing activities, implementation takes longer and paybacks can extend over several years. It should be noted, however, that all of these initiatives are expected to provide positive economic returns. See Section 10.4 Process risks.

            Integration of wireline and wireless operations

     The integration of wireline and wireless continues subject to the risk discussion in Section 10.3 Business integration and internal reorganizations.

     4.2  Liquidity and capital resources

     The following discussion is qualified in its entirety by the Forward-looking statements at the beginning of Management's discussion and analysis, as well as TELUS' annual 2005 Management's discussion and analysis Section 9.3 Financing plan for 2006 and Section 10.7 Financing and debt requirements.
     At September 30, 2006, TELUS had access to undrawn credit facilities of more than $1.4 billion. The Company believes it has sufficient capability to fund its requirements from these facilities and expected cash flow from operations. The following table describes the status of TELUS' financing plan.

     -------------------------------------------------------------------------
     2006 financing plan and results
     -------------------------------------------------------------------------
     TELUS' 2006 financing plan is to use free cash flow generated by its business operations to:
     -------------------------------------------------------------------------
     - Repurchase TELUS Common Shares and TELUS Non-Voting Shares under the Normal Course Issuer Bid ("NCIB")

         In the first nine months of 2006, the Company repurchased approximately 5.4 million Common Shares and 7.3 million Non-Voting Shares for a total of $600.7 million. Between December 20, 2004 and September 30, 2006, the Company repurchased approximately
         16.3 million Common Shares and 19.4 million Non-Voting Shares for a total of $1.57 billion under two NCIB programs. See Section 7.3 Cash used by financing activities.

     -   Pay dividends

         The declared dividend for the third quarter of 2006, payable on October 1, was 27.5 cents per share, as compared to 20 cents per share one year earlier. A 37.5 cent per share dividend was declared for the fourth quarter of 2006, payable on January 1, 2007.

     -   Retain cash-on-hand for corporate purposes

         The balance of securitized accounts receivable decreased by
         $150 million during the first nine months of 2006, closing at
         $350 million on September 30, 2006. Amounts outstanding under the three-year credit facility and other bank facilities were
         $132 million at September 30, a decrease of $10 million since December 31, 2005.
     -------------------------------------------------------------------------
     Other financing objectives included:
     -------------------------------------------------------------------------
     -   Maintain a minimum $1 billion in unutilized liquidity

         TELUS had available liquidity from unutilized credit facilities of more than $1.4 billion at September 30, 2006.

     - Maintain position of fully hedging foreign exchange exposure for indebtedness

         In contemplation of the planned refinancing of the 2007 (U.S. Dollar) Notes, in May 2006 the Company replaced approximately 63% of the notional value of the existing cross currency interest rate swap agreements with a like amount of new cross currency interest rate swap agreements which have a lower effective fixed interest rate and a lower effective fixed exchange rate. This replacement happened concurrent with the issuance of the 2013 (Canadian Dollar) Notes (see below); the two transactions had the composite effect of deferring, from June 2007 to June 2013, the payment of $300 million.

     - Give consideration to refinancing all or a portion of U.S Dollar denominated Notes due June 1, 2007 in advance of its scheduled maturity

         Concurrently with the above, in May 2006, the Company publicly issued $300 million 5.00%, Series CB, Notes, which mature in 2013. In contemplation of the planned refinancing of the debt maturing June 1, 2007, the Company had entered into forward starting interest rate swap agreements during 2006 that, as at September 30, 2006, have the effect of fixing the underlying interest rate on up to $500 million of replacement debt.

     - Preserve access to the capital markets at a reasonable cost by maintaining investment grade credit ratings and targeting improved credit ratings in the range of BBB+ to A-, or the equivalent, in the future

         Investment grade credit ratings from the four rating agencies that cover TELUS were maintained. The ratings assigned by three credit rating agencies are currently within TELUS' desired range, while Moody's Investors Service's "Baa2" rating for TELUS (equivalent to "BBB") is one position below TELUS' desired range. In September, following TELUS' announcement of its intention to convert to an income trust, three of four credit rating agencies that cover the Company confirmed their ratings and adjusted their outlooks to "stable" or "developing." Dominion Bond Rating Service placed their ratings "under review with developing implications." The federal government announced on October 31, 2006, a new Tax Fairness Plan that affects the future level of taxation of income trusts and corporations. TELUS is studying the implications of that announcement and it is uncertain as of November 1, 2006 what the response of credit rating agencies may be.
     -------------------------------------------------------------------------

     5.   Results from operations

     5.1  General

     The Company has two reportable segments: wireline and wireless. Segmentation is based on similarities in technology, the technical expertise required to deliver the products and services, the distribution channels used and regulatory treatment. Intersegment sales are recorded at the exchange value. Segmented information is regularly reported to the Company's Chief Executive Officer (the chief operating decision maker). Segmented disclosure is reported in Note 4 of the interim consolidated financial statements.

     5.2  Quarterly results summary

     -------------------------------------------------------------------------
     ($ in millions,
      except per share amounts)         2006 Q3   2006 Q2   2006 Q1   2005 Q4
     -------------------------------------------------------------------------
     Segmented revenue (external)
       Wireline segment                 1,200.3   1,189.9   1,198.6   1,209.9
       Wireless segment                 1,010.4     945.3     881.9     876.8
     -------------------------------------------------------------------------
     Operating revenues (consolidated)  2,210.7   2,135.2   2,080.5   2,086.7
       Operations expense               1,245.8   1,207.4   1,201.1   1,316.8
       Restructuring and workforce
        reduction costs                    12.5      30.7      16.7      35.5
     -------------------------------------------------------------------------
     EBITDA(1)                            952.4     897.1     862.7     734.4
       Depreciation                       325.8     335.2     339.2     346.2
       Amortization of intangible assets   57.5      46.9      63.9      67.0
     -------------------------------------------------------------------------
     Operating income                     569.1     515.0     459.6     321.2
       Other expense (income)               4.0       9.6       4.3       9.3
       Financing costs                    116.6     127.5     127.0     171.7
     -------------------------------------------------------------------------
     Income before income taxes and
      non-controlling interests           448.5     377.9     328.3     140.2
       Income taxes                       126.5      18.7     116.1      58.8
       Non-controlling interests            2.4       2.6       2.1       2.9
     -------------------------------------------------------------------------
     Net income                           319.6     356.6     210.1      78.5
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Net income per weighted average
      Common Share and Non-Voting
      Share outstanding
       - basic                             0.94      1.03      0.60      0.22
       - diluted                           0.92      1.02      0.60      0.22
     Dividends declared per Common Share
      and Non-Voting Share outstanding    0.275     0.275     0.275     0.275
     -------------------------------------------------------------------------


     -------------------------------------------------------------------------
     ($ in millions,
      except per share amounts)         2005 Q3   2005 Q2   2005 Q1   2004 Q4
     -------------------------------------------------------------------------
     Segmented revenue (external)
       Wireline segment                 1,198.6   1,216.5   1,222.2   1,209.3
       Wireless segment                   864.2     802.0     752.5     755.6
     -------------------------------------------------------------------------
     Operating revenues (consolidated)  2,062.8   2,018.5   1,974.7   1,964.9
       Operations expense               1,221.5   1,146.1   1,109.1   1,178.5
       Restructuring and workforce
        reduction costs                     1.6       7.4       9.4      19.8
     -------------------------------------------------------------------------
     EBITDA(1)                            839.7     865.0     856.2     766.6
       Depreciation                       335.6     330.9     329.9     338.3
       Amortization of intangible assets   73.6      68.2      72.3      79.2
     -------------------------------------------------------------------------
     Operating income                     430.5     465.9     454.0     349.1
       Other expense (income)               7.1       0.5       1.5       8.7
       Financing costs                    144.8     168.2     138.4     152.8
     -------------------------------------------------------------------------
     Income before income taxes and
      non-controlling interests           278.6     297.2     314.1     187.6
       Income taxes                        86.9     106.0      70.3      50.4
       Non-controlling interests            1.6       1.7       1.6       1.6
     -------------------------------------------------------------------------
     Net income                           190.1     189.5     242.2     135.6
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Net income per weighted average
      Common Share and Non-Voting
      Share outstanding
       - basic                             0.53      0.53      0.67      0.38
       - diluted                           0.53      0.52      0.66      0.37
     Dividends declared per Common Share
      and Non-Voting Share outstanding     0.20      0.20      0.20      0.20

     (1) EBITDA is a non-GAAP measure. See Section 11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA).

     -------------------------------------------------------------------------

     The trend in consolidated Operating revenues continues to reflect strong growth in wireless revenue, which arose from the combined effects of increased average revenue per subscriber unit per month ("ARPU") and a growing subscriber base. The trend also reflects growth in wireline segment data revenue, while wireline long distance and other revenues have decreased. Beginning in 2006, quarterly wireline local revenue decreased when compared to the same periods in 2005, due to increasing competition for local services. Wireline revenues until May 31, 2006 include the generally negative effect of regulatory price cap decisions.
     The trend in Operating income was affected by temporary net expenses leading up to and resulting from an extended labour disruption in 2005; such temporary expenses included in Operations expense were estimated to be approximately $16 million, $65 million and $52 million, respectively, for the second, third and fourth quarter of 2005. In addition, Restructuring and work force reduction charges varied significantly by quarter, depending on the progress of ongoing initiatives under way. Depreciation expense for the four-quarter period ended September 30, 2006 increased slightly, when compared with the four-quarter period ended September 30, 2005, due mainly to continued investment in shorter-life data and wireless equipment, net of a lower expense for fully depreciated assets. Amortization of intangible assets is decreasing as several software assets have been fully amortized. Amortization expense in the second quarter of 2006 was reduced by approximately $12 million for investment tax credits due to settlement of outstanding tax matters relating to assets capitalized in prior years that are now fully amortized. Notable is the increased contribution of wireless EBITDA to total EBITDA, to 48% per cent for the four-quarter period ended September 30, 2006, from 42% for the four-quarter period ended September 30, 2005.
     Within Financing costs, interest expenses trended lower except for two significant one-time charges: a second quarter 2005 accrual of $17.5 million in respect of a court decision in a lawsuit related to a 1997 BC TEL bond redemption matter, and a fourth quarter 2005 charge of $33.5 million to early redeem $1.578 billion of Notes. The early redemption of Notes on December 1, 2005, contributed significantly to lower Financing costs in the first three quarters of 2006. Financing costs are net of varying amounts of interest income.
     The trend in Net income and earnings per share reflect the items noted above as well as a second quarter 2006 future income tax reduction arising from enacted income tax rate reductions and the elimination of federal large corporations tax. The trend was also affected by tax adjustments relating to prior periods, including the current quarter tax recovery of approximately
$30 million, or nine cents per share, and a first quarter of 2005 income tax recovery and related interest income net of taxes of approximately $54 million or 15 cents per share.
     Historically, there is significant fourth quarter seasonality with higher wireless subscriber additions, related acquisition costs and equipment sales, resulting in lower wireless EBITDA. The seasonality affects, to a lesser extent, the wireline high-speed Internet subscriber additions and related costs.

     5.3  Consolidated results from operations

     -------------------------------------------------------------------------
     ($ in millions             Quarters ended           Nine-month periods
      except EBITDA              September 30              ended Sept. 30
      margin)              2006     2005    Change    2006     2005    Change
     -------------------------------------------------------------------------
     Operating revenues   2,210.7  2,062.8    7.2 %  6,426.4  6,056.0    6.1 %
     Operations expense   1,245.8  1,221.5    2.0 %  3,654.3  3,476.7    5.1 %
     Restructuring and
      workforce reduction
      costs                  12.5      1.6    n.m.      59.9     18.4    n.m.
     -------------------------------------------------------------------------
     EBITDA(1)              952.4    839.7   13.4 %  2,712.2  2,560.9    5.9 %
     Depreciation           325.8    335.6   (2.9)%  1,000.2    996.4    0.4 %
     Amortization of
      intangible assets      57.5     73.6  (21.9)%    168.3    214.1  (21.4)%
     -------------------------------------------------------------------------
     Operating income       569.1    430.5   32.2 %  1,543.7  1,350.4   14.3 %
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     EBITDA margin (%)(2)    43.1     40.7    2.4       42.2     42.3   (0.1)
                                              pts                        pts
     Active employees at
      end of period(3)     30,620   20,743   47.6 %
     -------------------------------------------------------------------------

     n.m. - not meaningful

     (1) EBITDA is a non-GAAP measure. See Section 11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA).
     (2) EBITDA margin is EBITDA divided by Operating revenues.
     (3) The total number of active employees at September 30, 2005 does not include those inactive due to labour disruption. Normalized to include absences due to the labour disruption, the number of employees at September 30, 2005 was approximately 29,030, and the normalized increase over the 12-month period is 5.5%.

     -------------------------------------------------------------------------

     The following discussion is for the consolidated results of TELUS. Further detail by segment is provided for Operating revenues, Operations expense, Restructuring and workforce reduction costs, EBITDA and Capital expenditures in Section 5.4 Wireline segment results, Section 5.5 Wireless segment results and Section 7.2 Cash used by investing activities - capital expenditures.

            Operating revenues

     Consolidated Operating revenues increased by $147.9 million and $370.4 million, respectively, in the third quarter and first nine months of 2006, when compared with the same periods in 2005. Growth in wireless revenues and wireline data revenues more than offset erosion in wireline voice local, long distance and other revenues.

            Operations expense

     Consolidated operations expense increased by $24.3 million and $177.6 million, respectively, in the third quarter and first nine months of 2006, when compared with the same periods in 2005. Operations expenses in the third quarter and first nine months of 2005 included net labour disruption expenses of approximately $65 million and $81 million, respectively, which were primarily in the wireline segment. Excluding labour disruption impacts, consolidated operations expenses increased primarily due to growth in the wireless segment and increased wireline restructuring, advertising and promotions and costs of sales. The net expense for defined benefit pension plans did not change significantly, as favourable returns on plan assets in 2005 offset the use of a lower discount rate for 2006.
     The number of employees increased by approximately 5.5% (normalized to exclude absences due to the labour disruption in 2005). The increase reflects growth in the wireless segment, TELUS' international call centre operations and human resources outsourcing services provided to customers of TELUS.

            Restructuring and workforce reduction costs

     Restructuring and workforce reduction costs increased by $10.9 million and $41.5 million, respectively, in the third quarter and first nine months of 2006, when compared with the same periods in 2005. The Company's estimate of restructuring and workforce reduction costs in 2006, arising from its ongoing competitive efficiency program, which includes the office closures and contracting out, and integration of wireline and wireless operations, is not currently expected to exceed $80 million.

            General

     In 2005, the Company undertook a number of smaller initiatives, such as operational consolidation, rationalization and integrations. These initiatives aimed to improve the Company's operating and capital productivity. As at September 30, 2006, no future expenses remain to be accrued or recorded under the smaller initiatives, but variances from estimates currently recorded may be recorded in subsequent periods. On November 24, 2005, the Company announced the integration of its wireline and wireless operations, an initiative that will continue into future years and that is a component of the Company's competitive efficiency program.
     In the first quarter of 2006, arising from its competitive efficiency program, the Company undertook a number of smaller initiatives, such as operational consolidation, rationalization and integration. These initiatives are aimed to improve the Company's operating productivity and competitiveness.
     Also arising from its competitive efficiency program, the Company undertook an initiative for a departmental reorganization and reconfiguration, resulting in integration and consolidation. In the first quarter of 2006, approximately 600 bargaining unit employees were offered the option of redeployment or participation in a voluntary departure program (either the Early Retirement Incentive Plan or the Voluntary Departure Incentive Plan). In the second quarter of 2006, approximately 275 bargaining unit employees accepted either the option of redeployment or participation in a voluntary departure program. For the three-month and nine-month periods ended
September 30, 2006, $0.3 million and $18.1 million, respectively, of restructuring and workforce reduction costs were recorded in respect of this initiative and were included with general programs initiated in 2006. As at September 30, 2006, no future expenses remain to be accrued or recorded under this initiative, but variances from estimates currently recorded may be recorded in subsequent periods.
     Continuing with its competitive efficiency program for integration of Wireline and Wireless operations, for the three-month and nine-month periods ended September 30, 2006, $1.2 million and $8.0 million, respectively, of restructuring and workforce reduction costs were recorded in respect of this initiative and were included with general programs initiated in 2006.

            Office closures and contracting out

     In connection with the collective agreement signed in the fourth quarter of 2005, an accompanying letter of agreement set out the planned closure, on February 10, 2006, of a number of offices in British Columbia. This initiative is a component of the Company's competitive efficiency program and is aimed at improving the Company's operating and capital productivity. The approximately 250 bargaining unit employees affected by these office closures were offered the option of redeployment or participation in a voluntary departure program (either the Early Retirement Incentive Plan or the Voluntary Departure Incentive Plan).
     As at September 30, 2006, no future expenses remain to be accrued or recorded under the letter of agreement setting out the planned closure of a number of offices in British Columbia, but variances from estimates currently recorded may be recorded in subsequent periods. Other costs, such as other employee departures and those associated with real estate, will be incurred and recorded subsequent to September 30, 2006.
     Similarly, an additional accompanying letter of agreement set out that the Company intends to contract out specific non-core functions over the term of the collective agreement. This initiative is a component of the Company's competitive efficiency program and is aimed at allowing the Company to focus its resources on those core functions that differentiate the Company for its customers. The approximately 250 bargaining unit employees currently affected by contracting out initiatives were offered the option of redeployment or participation in the voluntary departure program (either the Early Retirement Incentive Plan or the Voluntary Departure Incentive Plan.)
     As at September 30, 2006, no future expenses remain to be accrued or recorded under the letter agreement setting out the contracting out of specific non-core functions, in respect of the approximately 250 bargaining unit employees currently affected, but variances from estimates currently recorded may be recorded in subsequent periods. Future costs will be incurred as the initiative continues.

            EBITDA

     EBITDA increased by $112.7 million and $151.3 million, respectively, in the third quarter and first nine months of 2006, when compared with the same periods in 2005. Excluding labour disruption expense impacts in 2005, consolidated EBITDA increased in the third quarter and first nine months by approximately $48 million and $70 million, respectively. The increase was due primarily to growth in the wireless segment, partly offset by a decrease in wireline segment EBITDA from increased competition for local services, continued long distance revenue erosion as well increased operations expenses and restructuring charges in 2006.

            Depreciation and amortization expenses

     Depreciation expense decreased by $9.8 million in the third quarter of 2006 and increased by $3.8 million in the first nine months of 2006, when compared with the same periods in 2005. The decrease for the quarter resulted mainly from retirements and an increase in fully depreciated assets. The increase for the first nine months was due to a reduction in service lives for computer servers and furniture and write-offs of network assets, net of increased retirements.
     Amortization of intangible assets decreased by $16.1 million and $45.8 million, respectively, in the third quarter and first nine months of 2006, when compared with the same periods in 2005, primarily as a result of several software assets becoming fully amortized. The decrease for the first nine months included approximately $12 million of investment tax credits, recorded in the second quarter of 2006 following the resolution of prior years' tax matters, for assets capitalized in prior years that are now fully amortized.

            Operating income

     Operating income increased by $138.6 million and $193.3 million, respectively, in the third quarter and first nine months of 2006, when compared with the same periods in 2005, due primarily to growth in EBITDA and reduced amortization of intangible assets, as described above.

            Other income statement items

     -------------------------------------------------------------------------
                                Quarters ended           Nine-month periods
     Other expense, net          September 30              ended Sept. 30
     ($ millions)          2006     2005    Change    2006     2005    Change
     -------------------------------------------------------------------------
                              4.0      7.1  (43.7)%     17.9      9.1   96.7 %
     -------------------------------------------------------------------------

     Other expense includes accounts receivable securitization expense, charitable donations, gains and losses on disposal of real estate, and income
(loss) or impairments in equity or portfolio investments. The accounts receivable securitization expense was $3.7 million and $12.4 million, respectively, in third quarter and first nine months of 2006, as compared to $1.1 million and $3.1 million, respectively, in the same periods in 2005. The increase resulted primarily from a higher balance of proceeds from securitized accounts receivable in 2006 (see Section 7.6 Accounts receivable sale). Net gains on the sale of investments and real estate in 2006 exceeded net gains in 2005, while charitable donations increased in 2006.

     -------------------------------------------------------------------------
                                Quarters ended           Nine-month periods
     Financing costs             September 30              ended Sept. 30
     ($ millions)          2006     2005    Change    2006     2005    Change
     -------------------------------------------------------------------------
     Interest on long-
      term debt, short-
      term obligations
      and other             125.6    157.2  (20.1)%    378.1    494.7  (23.6)%
     Foreign exchange
      losses (gains)         (0.3)    (0.1)   n.m.       4.5      3.0    n.m.
     Interest income         (8.7)   (12.3)  29.3 %    (11.5)   (46.3)  75.2 %
     -------------------------------------------------------------------------
                            116.6    144.8  (19.5)%    371.1    451.4  (17.8)%
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Interest expenses decreased by $31.6 million and $116.6 million, respectively, in the third quarter and first nine months of 2006, when compared with same periods in 2005. The decrease was due primarily to lower debt levels as a result of early redemption of $1.578 billion of 7.50%, Series CA, Notes on December 1, 2005. The decrease for the first nine months was also due to two events in the second quarter of 2005: (i) the accrual of $17.5 million in respect of a court decision in a lawsuit related to a 1997 BC TEL bond redemption matter; and (ii) the conversion/redemption of convertible debentures. Debt, measured as the sum of Long-term debt, current maturities and the net deferred hedging liability, was $5,772 million at September 30, 2006, a 20% reduction from $7,238 million on September 30, 2005.
     Increased interest expense associated with the May 2006 public issue of $300 million of Notes was offset by a reduction in interest expense resulting from replacement of certain previous cross currency interest rate swap agreements associated with 2007 (U.S. Dollar) Notes. The replacement swaps have a lower effective fixed interest rate as well as a more favourable effective fixed exchange rate. TELUS' hedging program using cross currency swaps continues for its 2007 and 2011 U.S. Dollar Notes.
     Interest income decreased by $3.6 million and $34.8 million, respectively, in the third quarter and first nine months of 2006, when compared with the same periods in 2005, due primarily to: (i) lower cash and temporary investments as available cash balances were used for the December 2005 debt redemption; and (ii) recognition of greater tax refund interest in 2005.

     -------------------------------------------------------------------------
                                Quarters ended           Nine-month periods
     Income taxes                September 30              ended Sept. 30
     ($ millions)          2006     2005    Change    2006     2005    Change
     -------------------------------------------------------------------------
     Blended federal
      and provincial
      statutory income
      tax based on net
      income before tax     150.7     93.6   61.0 %    388.0    304.8   27.3 %
     Revaluation of future
      tax liability for
      change in statutory
      tax rates                 -    (12.8)   n.m.    (107.0)   (12.8)   n.m.
     Tax rate differential
      on, and consequential
      adjustments from,
      reassessments for
      prior years           (24.9)    (0.7)   n.m.     (23.9)   (12.0)   n.m.
     Changes in estimates
      of available
      deductible
      differences in
      prior years               -     (1.5)   n.m.         -    (37.5)   n.m.
     Other and large
      corporations tax        0.7      8.3    n.m.       4.2     20.7    n.m.
     -------------------------------------------------------------------------
                            126.5     86.9   45.6 %    261.3    263.2   (0.7)%
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Blended federal and
      provincial statutory                                              (0.6)
      tax rates (%)          33.6     33.6      -       33.6     34.2    pts
     Effective tax                           (3.0)                      (7.0)
      rates (%)              28.2     31.2    pts       22.6     29.6    pts
     -------------------------------------------------------------------------

     The increase in the blended federal and provincial statutory income tax expense in the third quarter and first nine months of 2006, when compared with the same periods in 2005, was due mainly to respective increases of 61% and 30% in income before taxes. In addition, the blended federal and provincial tax rate decreased for the nine-month period due to a reduction to general corporate income tax rates on income taxed in B.C. effective July 1, 2005 and income taxed in Alberta effective April 1, 2006, partly offset by an increase to general corporate income tax rates in Quebec beginning January 1, 2006.
     The revaluation of net future income tax liabilities in 2006 arose from the second quarter enactment of both lower federal tax rates for future years and lower Alberta tax rates. The federal large corporations tax was eliminated effective January 1, 2006. The tax rate differential on, and consequential adjustments from, reassessments for prior years reduced the 2006 income tax expense in the third quarter and first nine months. Based on management's current guidance, described in Section 9, the effective tax rate for the full year of 2006 is expected to be approximately 23% primarily as a result of provincial and federal tax rate changes and reassessments of prior years.
     Excluding the effects of a possible income trust conversion and based on the assumption of the continuation of the rate of TELUS earnings, the existing legal entity structure, and no substantive changes to tax regulations, the Company expects to be able to fully utilize its non-capital losses before the end of 2007. The Company's assessment is that the risk of expiry of such non-capital losses is remote. Under the existing legal entity structure, the Company does not expect to pay Canadian cash income taxes until 2008 due to the availability of tax losses, reserves and other temporary items.

     -------------------------------------------------------------------------
     Non-controlling            Quarters ended           Nine-month periods
      interest                   September 30              ended Sept. 30
     ($ millions)          2006     2005    Change    2006     2005    Change
     -------------------------------------------------------------------------
                              2.4      1.6   50.0 %      7.1      4.9   44.9 %
     -------------------------------------------------------------------------

     Non-controlling interest represents minority shareholders' interests in several small subsidiaries.

     5.4  Wireline segment results

     -------------------------------------------------------------------------
     Operating revenues -       Quarters ended           Nine-month periods
      wireline segment           September 30              ended Sept. 30
     ($ millions)          2006     2005    Change    2006     2005    Change
     -------------------------------------------------------------------------
     Voice local            533.4    541.8   (1.6)%  1,592.3  1,637.4   (2.8)%
     Voice long distance    199.1    221.5  (10.1)%    612.6    676.4   (9.4)%
     Data                   410.8    376.2    9.2 %  1,207.5  1,133.6    6.5 %
     Other                   57.0     59.1   (3.6)%    176.4    189.9   (7.1)%
     -------------------------------------------------------------------------
     External operating
      revenue             1,200.3  1,198.6    0.1 %  3,588.8  3,637.3   (1.3)%
     Intersegment revenue    23.5     23.6   (0.4)%     71.8     67.4    6.5 %
     -------------------------------------------------------------------------
     Total operating
      revenue             1,223.8  1,222.2    0.1 %  3,660.6  3,704.7   (1.2)%
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------


     ----------------------------------------------
     Network access lines    As at September 30
     (000s)                2006     2005    Change
                          -------------------------
     Residential network
      access lines          2,809    2,952   (4.8)%
     Business network
      access lines          1,770    1,757    0.7 %
                          -------- -------- -------
     Total network access
      lines(1)              4,579    4,709   (2.8)%

                                                   ---------------------------
                                Quarters ended           Nine-month periods
                                 September 30              ended Sept. 30
                           2006     2005    Change    2006     2005    Change
                          ----------------------------------------------------
     Change in residential
      network access lines    (39)     (32) (21.9)%     (119)     (86) (38.4)%
     Change in business
      network access lines     (1)       -    n.m.         7      (13)   n.m.
                          -------- -------- -------  -------- -------- -------
     Change in total network
      access lines(1)         (40)     (32) (25.0)%     (112)     (99) (13.1)%
     -------------------------------------------------------------------------

     (1) Network access lines are measured at the end of the reporting period based on information in billing and other systems. Consistent with the presentation for 2006, network access lines for 2005, and for the end of 2004, include a reclassification of approximately 9 thousand from residential to business; no change was recorded in total access lines.

     -------------------------------------------------------------------------

     ----------------------------------------------
     Internet subscribers    As at September 30
     (000s)                2006     2005    Change
                          -------------------------
     High-speed Internet
      subscribers           872.3    736.1   18.5 %
     Dial-up Internet
      subscribers           205.5    249.8  (17.7)%
                          -------- -------- -------
     Total Internet
      subscribers(2)      1,077.8    985.9    9.3 %

                                                   ---------------------------
                                Quarters ended           Nine-month periods
                                 September 30              ended Sept. 30
                           2006     2005    Change    2006     2005    Change
                          ----------------------------------------------------
     High-speed Internet
      net additions          41.5      7.1    n.m.     109.3     46.4  135.6 %
     Dial-up Internet
      net reductions        (11.4)   (10.7)  (6.5)%    (30.7)   (31.8)   3.5 %
                          -------- -------- -------  -------- -------- -------
     Total Internet
      subscriber net
      additions              30.1     (3.6)   n.m.      78.6     14.6    n.m.
     -------------------------------------------------------------------------

     (2) Internet subscribers are measured at the end of the reporting period based on Internet access counts from billing and other systems.

     -------------------------------------------------------------------------

     Wireline segment revenues increased by $1.6 million in the third quarter and decreased by $44.1 million in the first nine months of 2006, when compared with the same periods in 2005, due to the following:

     - Voice local revenue decreased by $8.4 million and $45.1 million, respectively. The decreases were due primarily to lower revenues from basic access and optional enhanced services arising from increased competition for residential subscribers, partly offset by increased managed voice local services for business. In addition, the decrease for the first nine months includes the impact of one-time regulatory recoveries of approximately $13 million recorded in the first quarter of 2005.

         Residential line losses include the effect of increased competition from resellers, VoIP (voice over Internet protocol) competitors including cable-TV companies, technological substitution to wireless services, and a lower number of second lines resulting from migration of dial-up Internet subscribers to high-speed Internet. In 2006, competitors' cable telephony is offered in more places within TELUS' incumbent regions including Fort McMurray, Rimouski, Vancouver and Victoria, while in 2005 cable telephony was available only in Calgary (February 2005) and Edmonton (April 2005). Total business lines increased during the first nine months of 2006 as growth in non-incumbent regions exceeded competitive losses and migration to more efficient ISDN (integrated services digital network) services in incumbent local exchange carrier ("ILEC") regions. Business lines losses in the first nine-months of 2005 included the loss of a large business customer.

     - Voice long distance revenues decreased by $22.4 million and $63.8 million, respectively. The decreases were due primarily to lower consumer and retail business minute volumes and prices, consistent with industry wide trends of strong price competition and technological substitution (to Internet and wireless). In September 2006, the Company introduced a simpler set of domestic, North America and international long distance calling plans directly targeted to the usage patterns of customers. The plans are for various usage levels combining set per-minute rates with monthly subscription fees and are designed to help retain and win back customers.

     - Wireline segment data revenues increased by $34.6 million and $73.9 million, respectively. This growth was primarily due to increased Internet, enhanced data and hosting service revenues from growth in business services and high-speed Internet subscribers. Monthly rates for high-speed Internet services were raised by one dollar per month in the second quarter of 2006 for those customers not on rate protection plans, which contributed to an overall increase in average revenue per subscriber. Managed data revenues from the provision of business process outsourcing services to customers also increased. Basic data services and data equipment sales were relatively unchanged, while broadcast and videoconferencing services increased modestly.

         The improvement in high-speed Internet subscriber net additions during 2006 was due partly to new promotions, resulting in increased gross additions particularly for premium Internet services, which have a higher per month rate. In addition, deactivations of existing customers of high-speed Internet decreased. The comparative third quarter of 2005 was constrained by a labour disruption that limited installation activity.

     - Other revenue decreased by $2.1 million and $13.5 million, respectively. The decrease in the third quarter was due primarily to reduced co-location DC power rates retroactive to November 2000 (Telecom Decision 2006-42-1), partly offset by increased voice equipment sales. The decrease for the first nine months was primarily due to lower voice equipment sales and reduced co-location DC power rates.

     - Intersegment revenue represents services provided by the wireline segment to the wireless segment. These revenues are eliminated upon consolidation together with the associated expense in the wireless segment.

     Total external operating revenue included non-ILEC revenues of $159.7 million and $485.1 million, respectively, in the third quarter and first nine months of 2006. This represents increases of 5.5% and 4.0%, respectively, when compared with the same periods in 2005. Recent contracts contributed to increased enhanced data and managed workplace service revenues. Voice local revenues increased modestly, while voice and data equipment sales decreased. Growth in revenues was partly offset by re-pricing of renewal contracts and competitive pricing affecting new contracts.

     -------------------------------------------------------------------------
     Operating expenses -
      wireline segment          Quarters ended           Nine-month periods
     ($ millions,                September 30              ended Sept. 30
      except employees)    2006     2005    Change    2006     2005    Change
     -------------------------------------------------------------------------
     Salaries, benefits
      and other employee-
      related costs         416.9    394.9    5.6 %  1,247.0  1,231.5    1.3 %
     Other operations
      expenses              325.6    399.6  (18.5)%    964.5  1,011.4   (4.6)%
     -------------------------------------------------------------------------
     Operations expense     742.5    794.5   (6.5)%  2,211.5  2,242.9   (1.4)%
     Restructuring and
      workforce reduction
      costs                  11.7      1.6    n.m.      56.4     18.4    n.m.
     -------------------------------------------------------------------------
     Total operating
      expenses              754.2    796.1   (5.3)%  2,267.9  2,261.3    0.3 %
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Active employees at
      end of period(1)(2)  23,369   14,958   56.2 %
     -------------------------------------------------------------------------

     (1) The total number of active employees at September 30, 2005 does not include those inactive due to labour disruption. Normalized to include absences due to the labour disruption, the number of employees at September 30, 2005 was approximately 22,402, and the normalized increase over the 12-month period is 4.3%.

     (2) The number of employees in TELUS' international call centres was approximately 3,940 for September 30, 2006 and 2,645 on September 30, 2005. The number of employees providing human resources outsourcing services to TELUS customers was approximately 450 on September 30, 2006 and 325 on September 30, 2005.

     -------------------------------------------------------------------------

     Total operating expenses decreased by $41.9 million in the third quarter of 2006 and increased by $6.6 million in the first nine months of 2006, when compared with the corresponding periods in 2005. Operations expenses excluding labour disruption impacts increased by approximately $26 million and $91 million due primarily to increased charges for restructuring initiatives, increased advertising and promotion activity, as well as the use of contractors for network support and maintenance activities in the first quarter of 2006, facilitating clearance of backlogs and freeing up TELUS staff to improve customer service, as reflected in improved quality-of-service metrics defined by the CRTC. When normalized to exclude absences due to the labour disruption in 2005 as well as increased employment at international call centres and for the provision of human resource outsourcing services to customers, the number of employees at September 30, 2006 decreased by approximately 450, when compared to one year earlier.

     - Salaries, benefits and employee-related expenses increased by $22.0 million and $15.5 million, respectively, in the third quarter and first nine months of 2006, when compared with the same periods in 2005. The increase was mainly a result of lower net expenses recorded in 2005 because of the labour disruption, which saw all bargaining unit employees in B.C. and less than half of bargaining unit employees in Alberta absent at September 30, 2005. Excluding labour disruption impacts, salaries, benefits and employee-related expenses decreased by approximately $5 million and $11 million, respectively.

     - Other operations expenses decreased by $74.0 million and $46.9 million, respectively, in the third quarter and first nine months of 2006, when compared with the same periods in 2005. Decreases in other expenses were mainly due to the absence of labour disruption related expenses in the 2006 periods. Excluding labour disruption related expenses in 2005, other operations expenses increased by approximately $21 million and $64 million, respectively. The increases included: (i) advertising and promotions increases primarily for high-speed Internet offers and business advertising;
         (ii) increased product cost of sales consistent with increased high-speed Internet additions and broadcast and videoconferencing equipment sales (iii) increased expenses for outsourcing of non-core functions; (iv) increased facilities, transit and termination expenses in the nine month period due to higher traffic volumes to the U.S.; and (v) increased network support and maintenance costs for the nine month period; net of (vi) reduced expenses for higher capitalization of labour associated with 2006 capital programs, as well as lower bad debt expenses.

     - Restructuring and work force reduction costs applicable to the wireline segment increased by $10.1 million and $38.0 million, respectively.

     Total expenses discussed above included non-ILEC expenses of $150.0 million and $463.7 million, respectively, in the third quarter and first nine months of 2006, increases of 0.9% and 2.5%, respectively, when compared with same periods in 2005. Expense increases for the nine-month period included increased contract and consulting expenses and higher salaries, benefits and employee-related costs, as well as higher facilities costs to support increased data services. These increases were party offset by a lower cost of sales related to lower equipment sales revenue.

     -------------------------------------------------------------------------
     EBITDA and EBITDA          Quarters ended           Nine-month periods
      margin - wireline          September 30              ended Sept. 30
      segment              2006     2005    Change    2006     2005    Change
     -------------------------------------------------------------------------
     EBITDA ($ millions)    469.6    426.1   10.2 %  1,392.7  1,443.4   (3.5)%
     EBITDA margin (%)       38.4     34.9    3.5       38.0     39.0   (1.0)
                                              pts                        pt
     -------------------------------------------------------------------------

     Wireline segment EBITDA increased by $43.5 million in the third quarter and decreased by $50.7 million in the first nine months of 2006, when compared with the same periods in 2005. This included non-ILEC EBITDA, which improved by $7.0 million and $7.3 million, respectively, in the third quarter and first nine months of 2006, when compared to the same periods in 2005. Excluding labour disruption related expenses in 2005, total wireline EBITDA decreased by approximately $25 million and $135 million, respectively, in the third quarter and first nine months of 2006. The decrease was due mainly to lower revenues from increased competition for local services, continued long distance revenue erosion, as well as an increase in advertising and promotions costs, network support and maintenance costs, and restructuring charges.

     5.5  Wireless segment results

     -------------------------------------------------------------------------
     Operating revenues -       Quarters ended           Nine-month periods
      wireless segment           September 30              ended Sept. 30
     ($ millions)          2006     2005    Change    2006     2005    Change
     -------------------------------------------------------------------------
     Network revenue        944.5    808.8   16.8 %  2,653.2  2,247.7   18.0 %
     Equipment revenue       65.9     55.4   19.0 %    184.4    171.0    7.8 %
     -------------------------------------------------------------------------
     External operating
      revenue             1,010.4    864.2   16.9 %  2,837.6  2,418.7   17.3 %
     Intersegment revenue     6.0      5.7    5.3 %     17.1     17.2   (0.6)%
     -------------------------------------------------------------------------
     Total operating
      revenue             1,016.4    869.9   16.8 %  2,854.7  2,435.9   17.2 %
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     ----------------------------------------------
     Key operating indicators - wireless segment

     (000s)                  As at September 30
                           2006     2005    Change
                          -------------------------
     Subscribers -
      postpaid            3,949.1  3,523.6   12.1 %
     Subscribers -
      prepaid               925.2    762.1   21.4 %
                          -------- -------- -------
     Subscribers -
      total(1)            4,874.3  4,285.7   13.7 %

     Digital POPs(2)
      covered including
      roaming/resale
      (millions)(3)          31.0     30.2    2.6 %

                                                   ---------------------------

                                Quarters ended           Nine-month periods
                                 September 30              ended Sept. 30
                           2006     2005    Change    2006     2005    Change
                          ----------------------------------------------------
     Subscriber gross
      additions - postpaid  215.8    213.2    1.2 %    601.2    608.0   (1.1)%
     Subscriber gross
      additions - prepaid   116.7     93.4   24.9 %    312.7    250.4   24.9 %
                          -------- -------- -------  -------- -------- -------
     Subscriber gross
      additions - total     332.5    306.6    8.4 %    913.9    858.4    6.5 %

     Subscriber net
      additions - postpaid  108.6    104.6    3.8 %    282.3    283.3   (0.4)%
     Subscriber net
      additions - prepaid    28.6     33.4  (14.4)%     71.3     66.0    8.0 %
                          -------- -------- -------  -------- -------- -------
     Subscriber net
      additions - total     137.2    138.0   (0.6)%    353.6    349.3    1.2 %

     Churn, per month                        0.03                      (0.05)
      (%)(4)(5)              1.36     1.33    pts       1.33     1.38    pts
     COA(6) per gross
      subscriber addition
      ($)(4)                  386      371    4.0 %      402      356   12.9 %
     ARPU ($)(4)            65.67    64.01    2.6 %    63.10    61.15    3.2 %
     Average minutes of
      use per subscriber
      per month (MOU)         409      408    0.2 %      403      395    2.0 %

     EBITDA to network
      revenue (%)            51.1     51.1      -       49.7     49.7      -
     Retention spend to
      network revenue(4)                      1.3                        0.8
      (%)                     6.7      5.4    pts        6.4      5.6    pts
     EBITDA ($ millions)    482.8    413.6   16.7 %  1,319.5  1,117.5   18.1 %
     EBITDA excluding COA
      ($ millions)(4)       611.4    527.3   15.9 %  1,686.9  1,423.1   18.5 %
     -------------------------------------------------------------------------

     pts - percentage points

     (1) Subscribers are measured at the end of the reporting period based on information from billing systems.
     (2) POPs is an acronym for population. A POP refers to one person living in a population area, which in whole or substantial part is included in the coverage areas.
     (3) At September 30, 2006, TELUS' wireless PCS digital population coverage included expanded coverage of approximately 7.5 million PCS POPs due to roaming/resale agreements principally with Bell Mobility and Bell Canada (Aliant Mobility).
     (4) See Section 11.3 Definition of key operating indicators. These are industry measures useful in assessing operating performance of a wireless company, but are not defined under accounting principles generally accepted in Canada and the U.S.
     (5) Due to a change in business policy early in 2006 requiring postpaid customers to provide 30 days notice prior to deactivation, a one-time deferral of approximately 4,800 deactivations. Normalized to exclude this one-time positive impact, the churn rate was 1.34% in the first nine months of 2006.
     (6) Cost of acquisition.

     -------------------------------------------------------------------------

     Wireless segment revenues increased by $146.5 million and $418.8 million, respectively, in the third quarter and first nine months of 2006, when compared with the same periods in 2005, due to the following:

     - Network revenue increased by $135.7 million and $405.5 million, respectively, as a result of the 13.7% expansion of the subscriber base combined with increased average revenue per subscriber unit per month ("ARPU"). ARPU increased by $1.66 and $1.95, respectively, in the third quarter and first nine months of 2006, when compared to the same periods in 2005, principally due to increased data usage as well as higher average minutes of use per subscriber per month ("MOU"). The increase in ARPU represented the 15th successive quarter of year over year growth.

         Data revenues increased to 7.8% of Network revenue, or $74.1 million, in the third quarter of 2006 as compared with 4.5% of Network revenues, or $36.3 million, in the third quarter of 2005. Similarly, data revenues increased to 7.1% of Network revenue, or $188.2 million, for the first nine months of 2006 as compared with 4.0% of Network revenue, or $88.8 million, for the same period in 2005. Data ARPU increased by 79.3% to $5.11 for the third quarter of 2006 and increased by 85.8% to $4.44 for the first nine months of 2006 as compared with $2.85 and $2.39, respectively, for the same periods in 2005. This growth was principally related to text messaging, PDA (personal digital assistant) devices, mobile computing, Internet browser activities and pay-per-use downloads such as ringtones, music, games and videos.

         At September 30, 2006, postpaid subscribers represented 81.0% of the total cumulative subscriber base, remaining relatively stable from one year earlier. The 108,600 postpaid subscriber net additions for the third quarter of 2006 represented 79.2% of all net additions as compared with 104,600 or 75.8% of all net additions for the same period in 2005. This represented a second consecutive quarter that postpaid subscriber net additions as a percentage of total subscriber net additions increased year over year. For the first nine months of 2006, postpaid subscriber net additions of 282,300 (79.8% of all net additions) were consistent when compared with 283,300 (81.1% of all net additions) for the same period in 2005.

         The blended churn rates for the third quarter and first nine months of 2006 were 1.36% and 1.33%, respectively, as compared with 1.33% and 1.38% for the same periods in 2005. The postpaid monthly churn rates for the third quarter and first nine months of 2006 were approximately one per cent and improved over the same periods last year. The prepaid churn rates increased in the third quarter and first nine months of 2006 when compared with the same periods in 2005. Total deactivations were 195,300 for the third quarter and 560,300 for the first nine months of 2006, compared with 168,600 and 509,100, respectively, for the same periods in 2005, which primarily reflects the growing subscriber base.

     - Equipment sales, rental and service revenue increased by $10.5 million and $13.4 million, respectively, due mainly to continued subscriber growth. Gross subscriber additions grew to 332,500 and 913,900 in the third quarter and first nine months of 2006, respectively, as compared with 306,600 and 858,400 for the same periods in 2005. Handset revenues associated with gross subscriber activations are included in COA per gross subscriber addition.

     - Intersegment revenues represent services provided by the wireless segment to the wireline segment and are eliminated upon consolidation along with the associated expense in the wireline segment.

     -------------------------------------------------------------------------
     Operating expenses -
      wireless segment          Quarters ended           Nine-month periods
     ($ millions,                September 30              ended Sept. 30
      except employees)    2006     2005    Change    2006     2005    Change
     -------------------------------------------------------------------------
     Equipment sales
      expenses              148.2    114.7   29.2 %    411.3    328.9   25.1 %
     Network operating
      expenses              114.9    101.7   13.0 %    332.4    298.9   11.2 %
     Marketing expenses     102.0     91.8   11.1 %    287.8    253.5   13.5 %
     General and
      administration
      expenses              167.7    148.1   13.2 %    500.2    437.1   14.4 %
     -------------------------------------------------------------------------
     Operations expense     532.8    456.3   16.8 %  1,531.7  1,318.4   16.2 %
     Restructuring and
      workforce reduction
      costs                   0.8        -    n.m.       3.5        -    n.m.
     -------------------------------------------------------------------------
     Total operating
      expenses              533.6    456.3   16.9 %  1,535.2  1,318.4   16.4 %
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Active employees at
      end of period(1)      7,251    5,785   25.3 %
     -------------------------------------------------------------------------

     (1) The total number of active employees at September 30, 2005 does not include those inactive due to labour disruption. Normalized to include absences due to the labour disruption, the number of employees at September 30, 2005 was approximately 6,628, and the normalized increase over the 12-month period is 9.4%.

     -------------------------------------------------------------------------

     Wireless segment total operating expenses increased by $77.3 million in the third quarter and $216.8 million for the first nine months of 2006, when compared with the same periods in 2005, to promote, retain and support the 13.7% growth in the subscriber base and significant increase in Network revenue.

     - Equipment sales expenses increased by $33.5 million and $82.4 million, respectively, due principally to an increase in gross subscriber activations, higher handset costs related to product mix, and increased retention activity. Handset costs associated with gross subscriber activations are included in COA per gross subscriber addition. Handset cost related to retention efforts, ahead of the implementation of wireless local number portability (WLNP) in early 2007, are included in the overall retention spend amount.

     - Network operating expenses increased by $13.2 million and $33.5 million, respectively, due principally to higher roaming volumes within Canada. In addition, transmission and site-related expenses increased to support the greater number of cell sites, a larger subscriber base, certain third party data content providers, and improved network quality and coverage.

     - Marketing expenses increased by $10.2 million and $34.3 million, respectively, due primarily to increased advertising and promotions costs, higher dealer compensation costs related to the increase in gross subscriber additions, and increased re-contracting activity. COA per gross subscriber addition increased by $15 in the third quarter and $46 for the first nine months of 2006 as compared with for the same periods in 2005. The increase was principally related to higher subsidies on certain popular handsets driven by competitive activity and higher advertising and promotion spending related to new product launches. Moreover, the increase during the first nine months included increased advertising and promotion spending (including the launch in the first quarter of two advertising campaigns, SPARK(TM) and Broadband on the Fly(TM)). COA per gross subscriber addition decreased by $8 to $386 when compared to the second quarter of 2006 due to reduced handset subsidies for certain popular handsets. Notably, this was the second successive quarter in 2006 of improved COA per gross subscriber addition. Despite a slightly higher churn rate in the third quarter, the increased ARPU contributed to improved lifetime revenue per subscriber by $46 to $4,845. For the first nine months of 2006, lifetime revenue per subscriber increased by $325 to $4,743. COA as a percentage of lifetime revenue was 8.0% in the third quarter of 2006, similar to 8.1% recorded in the second quarter of 2006, and an increase from 7.7% in the third quarter of 2005.

     - General and administration expenses increased by $19.6 million and $63.1 million, respectively, due principally to the increase in employees to support the significant growth in the subscriber base and continued expansion of the client care team and company-owned retail stores and to a lesser extent, savings realized as a result of a labour disruption in the third quarter of 2005.

     - Restructuring and workforce reduction expenses were related to staff reductions associated with the integration of the wireline and wireless operations.

     -------------------------------------------------------------------------
     EBITDA and EBITDA          Quarters ended           Nine-month periods
      margin - wireless          September 30              ended Sept. 30
      segment              2006     2005    Change    2006     2005    Change
     -------------------------------------------------------------------------
     EBITDA ($ millions)    482.8    413.6   16.7 %  1,319.5  1,117.5   18.1 %
     EBITDA margin (%)       47.5     47.5      -       46.2     45.9    0.3
                                                                         pts
     -------------------------------------------------------------------------

     Wireless segment EBITDA increased by $69.2 million and $202.0 million, respectively, in the third quarter and first nine months of 2006, when compared to the same periods in 2005. The improvement in EBITDA was a result of the strong revenue growth that was only partially offset by the higher COA per gross subscriber addition, increased retention investment ahead of the implementation of WLNP next year, and operations costs to support the growth. The EBITDA margin, when calculated as a percentage of Network revenue, was 51.1% in the third quarter and 49.7% for the first nine months of 2006 remaining steady over the same periods last year.

     6.   Financial condition

     The following are the significant changes in the consolidated balance sheets between December 31, 2005 and September 30, 2006.

     -------------------------------------------------------------------------
                   Sept. 30, Dec. 31,             %      Explanation of the
     ($ millions)    2006     2005     Change   Change   change in balance
     -------------------------------------------------------------------------

     Current Assets

       Cash and       (25.4)     8.6    (34.0)    n.m.   The balance of cash
        temporary                                        and temporary
        investments,                                     investments at
        net                                              September 30, 2006
                                                         represents net
                                                         cheques in
                                                         circulation and
                                                         overdrafts after
                                                         deduction of cash
                                                         balances. See Section
                                                         7. Liquidity and
                                                         capital resources

       Short-term      98.8        -     98.8     n.m.   Investments of
        investments                                      surplus cash

       Accounts       739.7    610.3    129.4    21.2 %  Increased by $150
        receivable                                       million for the net
                                                         reduction in
                                                         securitized accounts
                                                         receivable (see
                                                         Section 7.6 Accounts
                                                         receivable sale) and
                                                         growth in the
                                                         wireless business,
                                                         partly offset by
                                                         lower days
                                                         outstanding for
                                                         customer receivables,
                                                         as well as receipts
                                                         from large customers
                                                         in the first quarter

       Income and      49.0    103.7    (54.7)   (52.7)% Refunds of $127
        other taxes                                      million including
        receivable                                       interest were
                                                         received, while a
                                                         portion of the
                                                         remaining taxes owing
                                                         were reclassified to
                                                         current Income and
                                                         other taxes payable,
                                                         net of an increase in
                                                         taxes and interest
                                                         receivable for recent
                                                         reassessments

       Inventories    144.0    138.8      5.2      3.7 % --

       Prepaid        237.2    154.7     82.5     53.3 % Primarily prepayment
        expenses                                         of federal payroll
        and other                                        taxes, property
                                                         taxes, annual
                                                         wireless licence
                                                         fees, other licences
                                                         and insurance, net of
                                                         applicable
                                                         amortization, as well
                                                         as the deferred loss
                                                         on termination and
                                                         replacement of cross
                                                         currency interest
                                                         rate swaps associated
                                                         with the June 1, 2007
                                                         (U.S. Dollar) Notes.

       Current portion  5.6        -      5.6      n.m.  --
        of deferred
        hedging asset

       Current portion    -    226.4   (226.4)  (100.0)% Refer to current
        of future                                        liability section
        income taxes                                     below
     -------------------------------------------------------------------------
     Current
      Liabilities

       Accounts     1,405.0  1,393.7     11.3      0.8 % Primarily an increase
        payable                                          in interest payable
        and accrued                                      for semi-annual
        liabilities                                      payments, net of
                                                         reduced payroll
                                                         liabilities and trade
                                                         accounts payable

       Income and      12.9        -     12.9      n.m.  Provincial capital
        other taxes                                      taxes and foreign
        payable                                          income taxes payable
                                                         over the next 12
                                                         months

       Restructuring   59.3     57.1      2.2      3.9 % New obligations
        and workforce                                    exceeded payments
        reduction                                        under previous
        accounts                                         programs
        payable and
        accrued
        liabilities

       Advance        571.0    571.8     (0.8)    (0.1)% --
        billings
        and customer
        deposits

       Current      1,378.4      5.0  1,373.4      n.m.  Includes $70 million
        maturities                                       of 7.1% TCI medium-
        of long-                                         term Notes, maturing
        term debt                                        in February 2007 and
                                                         $1,303 million of
                                                         7.5% TELUS
                                                         Corporation U.S.
                                                         Dollar Notes due June
                                                         2007

       Current        186.4        -    186.4      n.m.  Reclassified from
        portion of                                       long-term liabilities
        deferred                                         for 2007 U.S. Dollar
        hedging                                          Notes
        liability

       Current        119.3        -    119.3      n.m.  The tax effect of
        portion of                                       differences between
        future income                                    the accounting and
        taxes                                            tax basis of
                                                         partnership working
                                                         capital, net of
                                                         losses available for
                                                         deduction
     -------------------------------------------------------------------------
     Working       (2,483.4)  (785.1)(1,698.3)     n.m.  Includes an increase
      capital(1)                                         in the current
                                                         portions of long-term
                                                         debt and future
                                                         income taxes payable
     -------------------------------------------------------------------------
     Capital       10,975.4 10,941.5     33.9      0.3 % See Sections 5.3
      Assets, Net                                        Consolidated results
                                                         from operations -
                                                         Depreciation and
                                                         amortization and 7.2
                                                         Cash used by
                                                         investing activities
                                                         - capital
                                                         expenditures
     -------------------------------------------------------------------------
     Other Assets

       Deferred       979.6    850.2    129.4     15.2 % Primarily pension
        charges                                          plan contributions in
                                                         excess of charges to
                                                         income

       Investments     32.9     31.2      1.7      5.4 % New investments net
                                                         of divestitures

       Goodwill     3,192.3  3,156.9     35.4      1.1 % The acquisition of
                                                         FSC Internet Corp.
                                                         and an increase in
                                                         economic interest in
                                                         Ambergris, an
                                                         international call
                                                         centre operations.
                                                         TELUS' ownership
                                                         interest in Ambergris
                                                         is now 91.3%.
     -------------------------------------------------------------------------
     Long-Term Debt 3,407.6  4,639.9 (1,232.3)   (26.6)% Primarily a
                                                         reclassification to
                                                         current maturities of
                                                         TCI medium-term Notes
                                                         maturing in February
                                                         2007 and TELUS
                                                         Corporation U.S.
                                                         Dollar Notes due June
                                                         2007, as well as a
                                                         decrease in the
                                                         Canadian Dollar value
                                                         of U.S. Dollar Notes,
                                                         partly offset by the
                                                         public issue in May
                                                         2006 of $300 million
                                                         5.00%, Series CB
                                                         Notes
     -------------------------------------------------------------------------
     Other Long-    1,330.5  1,635.3   (304.8)   (18.6)% Primarily a reduction
      Term                                               in the deferred
      Liabilities                                        hedging liability
                                                         through:

                                                         - replacement of
                                                           previous cross
                                                           currency interest
                                                           rate swap
                                                           agreements
                                                           associated with
                                                           2007 (U.S. Dollar)
                                                           Notes with a like
                                                           amount of new cross
                                                           currency interest
                                                           rate swap
                                                           agreements, which
                                                           have a lower
                                                           effective fixed
                                                           interest rate and a
                                                           lower effective
                                                           fixed exchange
                                                           rate. See Note
                                                           14(b) of the
                                                           interim
                                                           consolidated
                                                           financial
                                                           statements;

                                                         - reclassification of
                                                           $186 million to
                                                           current
                                                           liabilities; and

                                                         - partly offset by an
                                                           increase due to
                                                           appreciation of the
                                                           Canadian dollar
     -------------------------------------------------------------------------
     Future           948.5  1,023.9    (75.4)    (7.4)% Revaluation of
      Income Taxes                                       liabilities at lower
                                                         enacted future income
                                                         tax rates net of an
                                                         increase in temporary
                                                         differences for long-
                                                         term assets and
                                                         liabilities
     -------------------------------------------------------------------------
     Non-Controlling   22.3     25.6     (3.3)   (12.9)% --
      Interests
     -------------------------------------------------------------------------
     Shareholders'
      Equity

       Common       6,987.9  6,870.0    117.9      1.7 % Increased during the
        equity                                           first nine months or
                                                         2006 primarily from:
                                                         - Net income of
                                                           $886.3 million; and
                                                         - An increase of
                                                           $92.6 million in
                                                           Common Share and
                                                           Non-Voting Share
                                                           capital for the
                                                           exercise of
                                                           options;

                                                         Partly offset by:
                                                         - Normal Course
                                                           Issuer Bid
                                                           expenditures of
                                                           $600.7 million; and
                                                         - Dividends of
                                                           $284.5 million.
     -------------------------------------------------------------------------

     (1) Current assets subtracting Current liabilities - an indicator of the ability to finance current operations and meet obligations as they fall due.

     -------------------------------------------------------------------------


     7.   Liquidity and capital resources

     7.1  Cash provided by operating activities

     -------------------------------------------------------------------------
                               Quarters ended           Nine-month periods
                                September 30              ended Sept. 30
     ($ millions)         2006     2005    Change    2006     2005    Change
     -------------------------------------------------------------------------
                           570.4    693.5  (17.8)%  2,056.5  2,109.6    (2.5)%
     -------------------------------------------------------------------------

     Cash provided by operating activities decreased by $123.1 million and $53.1 million, respectively, in the third quarter and first nine months of 2006, when compared with the same periods in 2005. The decreases for the quarter and first nine months were primarily due to the following:

     - Proceeds from securitized accounts receivable were reduced by $185 million and $150 million, respectively, in the third quarter and first nine months of 2006, compared with no changes to securitized accounts receivable in the comparable periods of 2005;
     - Short-term investments increased by $98.8 million in the third quarter and first nine months;
     - Employer contributions to employee defined benefits plans increased by $14.5 million in the first nine months, due to the voluntary net acceleration of funding in 2006. The best estimate of fiscal 2006 employer contributions to the Company's defined benefit pension plans was revised to approximately $132 million (the best estimate at December 31, 2005, was $114 million);
     - Restructuring and workforce reduction payments increased by $6.4 million and $20.3 million, respectively;
     - Interest received decreased by $8.7 million and $10.5 million, respectively, due mainly to lower available cash balances in 2006, net of increased interest collected in the first nine months of 2006 for settled tax matters; and
     -   Other changes in non-cash working capital for the first nine months.

     The above decreases for the third quarter and first nine months were partly offset by the following:

     - EBITDA increased by $112.7 million and $151.3 million, respectively, as described in Section 5: Results from operations;
     - Income taxes received net of installment payments increased by $72.0 million in the nine-month period, due mainly to increased collection of income taxes receivable for settled tax matters;
     - Non-cash share based compensation included in EBITDA, increased by $14.1 million in the first nine months;
     - Interest paid decreased by $21.5 million in the first nine months, due mainly to the early redemption of notes on December 1, 2005. Interest paid in 2006 included a $31.2 million payment in respect of the termination of cross currency interest rate swaps, as well as a partial payment of previously accrued interest in respect of a court decision in a lawsuit over a BC TEL bond redemption matter dating back to 1997; and
     -   Other changes in non-cash working capital for the third quarter.


     7.2  Cash used by investing activities

     -------------------------------------------------------------------------
                               Quarters ended           Nine-month periods
                                September 30              ended Sept. 30
     ($ millions)         2006     2005    Change    2006     2005    Change
     -------------------------------------------------------------------------
                           451.0    263.3   71.3 %  1,253.2    979.5    27.9 %
     -------------------------------------------------------------------------

     Cash used by investing activities increased by $187.7 million and $273.7 million, respectively, in the third quarter and first nine months of 2006, when compared with the same periods in 2005, due primarily to greater capital expenditures. Funds used for small acquisitions also increased by $25.0 million and $15.1 million, respectively, primarily due to the increase in economic interest in Ambergris. Assets under construction increased to $779.9 million at September 30, 2006, compared with $516.4 million at December 31, 2005, due to capitalized costs related to development of a new wireline billing system as well as in-progress costs for TELUS TV and network enhancement.

     -------------------------------------------------------------------------
     Capital expenditures
     ($ in millions,
      except capital           Quarters ended           Nine-month periods
      expenditure               September 30              ended Sept. 30
      intensity)          2006     2005    Change    2006     2005    Change
     -------------------------------------------------------------------------
     Wireline segment      311.4    176.5   76.4 %    881.8    684.0    28.9 %
     Wireless segment      112.5     86.5   30.1 %    321.4    260.9    23.2 %
     -------------------------------------------------------------------------
     TELUS consolidated
      capital
      expenditures         423.9    263.0   61.2 %  1,203.2    944.9    27.3 %
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Capital expenditure                     6.5                         3.1
      intensity(1) (%)      19.2     12.7    pts       18.7     15.6     pts
     -------------------------------------------------------------------------

     (1) Capital expenditure intensity is measured by dividing capital expenditures by operating revenues. This measure provides a method of comparing the level of capital expenditures to other companies of varying size within the same industry.

     -------------------------------------------------------------------------

     - Wireline segment capital expenditures increased by $134.9 million and $197.8 million, respectively, in the third quarter and first nine months of 2006, when compared to the same periods in 2005. Expenditures in incumbent operations increased by approximately
         $128 million to $284 million in the third quarter, and increased by approximately $194 million to $800 million for the first nine months. The increased spending was directed primarily to investments in the broadband networks in B.C., Alberta and Quebec and network access growth to serve strong housing growth in B.C. and Alberta, as well as TELUS TV. The increase for the first nine months of 2006 included catch-up on activities deferred in 2005 due to the labour disruption. To support business growth in non-incumbent operations, capital expenditures increased by approximately $7 million to $27 million in the third quarter, and increased by approximately $4 million to $82 million for the first nine months of 2006, when compared with the same periods in 2005.

         The wireline segment capital expenditure intensity ratios were 25.4% and 24.1%, respectively, in the third quarter and first nine months of 2006, compared with 14.4% and 18.5%, respectively, in the same periods of 2005. This increase was caused by reduced capital expenditures during the 2005 labour disruption as well as subsequent catch-up activity and higher planned expenditures levels in 2006. For these reasons, wireline cash flow (EBITDA less capital expenditures) for the third quarter decreased by approximately 37% to $158.2 million, and decreased by approximately 33% to $510.9 million in first nine months of 2006, when compared to same periods in 2005.

     - Wireless segment capital expenditures increased by $26.0 million in the third quarter and $60.5 million for the first nine months of 2006. The increases were principally related to strategic investments in next-generation EVDO-capable higher speed wireless network technology and continued enhancement of digital wireless capacity and coverage. Capital expenditure intensity for the wireless segment was 11.1% in the third quarter and 11.3% in the first nine months of 2006, as compared with 9.9% and 10.7% in the same periods last year. Wireless cash flow (EBITDA less capital expenditures) set TELUS third quarter and nine-month records at $370.3 million and $998.1 million, respectively, or increases of 13.2% and 16.5%, respectively, over the same periods in 2005.

     Capital expenditure intensity in the third quarter and first nine months of 2006 increased when compared with the same periods in 2005. This increase was caused by reduced capital expenditures during the 2005 labour disruption as well as subsequent catch-up activity and higher planned expenditures levels in 2006. As a result, TELUS' EBITDA less capital expenditures (see Section
11.1 EBITDA for the calculation) decreased by $48.2 million and $107.0 million, respectively, in the third quarter and first nine months of 2006, when compared with the same periods in 2005.

     7.3  Cash used by financing activities

     -------------------------------------------------------------------------
                               Quarters ended           Nine-month periods
                                September 30              ended Sept. 30
     ($ millions)         2006     2005    Change    2006     2005    Change
     -------------------------------------------------------------------------
                           126.2    249.2  (49.4)%    837.3    704.5    18.9 %
     -------------------------------------------------------------------------

     Cash used by financing activities decreased by $123.0 million in the third quarter and increased by $132.8 million, in the first nine months of 2006, when compared with the same periods in 2005. Financing activities included:

     -   Proceeds from Common Shares and Non-Voting Shares issued were
         $37.2 million and $82.9 million, respectively, in the third quarter and first nine months of 2006 - decreases of $19.1 million and $117.4 million, respectively, when compared with the same periods in 2005. The decreases were due mainly to the exercise of a smaller number of options in 2006 and implementation of the net equity settlement feature on May 1, 2006.

     - Cash dividends paid to shareholders were $93.8 million and $284.5 million, respectively in the third quarter and first nine months of 2006, an increase of $22.1 million and $68.9 million, respectively. The increase was due to the higher quarterly dividend paid per share (27.5 cents versus 20 cents), partly offset by lower average shares outstanding.

     - The Company's current NCIB program came into effect on December 20, 2005 and is set to expire on December 19, 2006. TELUS intends to renew its current NCIB program for an additional 12 month period. In the absence of an income trust conversion, this would enable significant purchases consistent with past NCIB programs.

     The following table outlines the shares repurchased and costs under the second NCIB program for the third quarter and first nine months of 2006, and cumulatively.

     Second normal course issuer bid program

     -------------------------------------------------------------------------
     Shares                             Purchased for cancellation
                            --------------------------------------------------
                                                      Nine months
                                                         ended
                               2005 Q4                  Sept. 30,
                            (from Dec. 20)   2006 Q3      2006     Cumulative
     -------------------------------------------------------------------------
     Common Shares                634,469     743,700   5,440,600   6,075,069
     Non-Voting Shares            607,700   1,328,600   7,306,400   7,914,100
     -------------------------------------------------------------------------
     Total                      1,242,169   2,072,300  12,747,000  13,989,169
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------


     -------------------------------------------------
     Shares                      Maximum
                                permitted  Percentage
                                   for     of maximum
                               repurchase  repurchased
     -------------------------------------------------
     Common Shares             12,000,000       50.6%
     Non-Voting Shares         12,000,000       66.0%
     -------------------------------------------------
     Total                     24,000,000       58.3%
     -------------------------------------------------
     -------------------------------------------------


     -------------------------------------------------------------------------
     $ millions                             Cost of repurchase
                            --------------------------------------------------
                                                      Nine months
                                                         ended
                               2005 Q4                  Sept. 30,
                            (from Dec. 20)   2006 Q3      2006     Cumulative
     -------------------------------------------------------------------------
     Reduction of:
       Share capital                 20.9        37.9       224.2       245.1
       Retained earnings             36.6        81.8       376.5       413.1
     -------------------------------------------------------------------------
     Total                           57.5       119.7       600.7       658.2
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

         A previous NCIB program was in place during the same periods in 2005. Under the previous program, the Company purchased approximately
         2.5 million Common Shares and approximately 2.6 million Non-Voting Shares for total consideration of $233.1 million during the third quarter of 2005, and the Company purchased approximately 7.6 million Common Shares and approximately 8.1 million Non-Voting Shares for total consideration of $663.5 million during the first nine months of 2005. The total repurchases under two NCIB programs for the period of December 20, 2004 to September 30, 2006 were approximately
         16.3 million Common Shares and 19.4 million Non-Voting Shares for total consideration of $1.57 billion.

     - Long-term debt issues in 2006 included the May 2006 public issue of $300 million 5.00%, Series CB Notes at a price of $998.80 per $1,000.00 of principal, which mature in 2013. See Note 14(b) of the interim consolidated financial statements. The net proceeds of the offering were used to terminate cross currency swap agreements. The remaining debt issues in 2006 were mainly periodic draws on the TELUS Corporation credit facilities, which were offset by periodic repayments of the credit facilities. On a net basis, the amount drawn from credit facilities in the quarter ended September 30, 2006 increased by $58.7 million, but decreased by $9.8 million since December 31, 2005.

     - A partial payment $309.4 million of the deferred hedging liability was completed the second quarter of 2006. In contemplation of the planned refinancing of the 2007 (U.S. Dollar) Notes, in May 2006, the Company replaced approximately 63% of the notional value of the existing cross currency interest rate swap agreements with a like amount of new cross currency interest rate swap agreements which have a lower effective fixed interest rate and a lower effective fixed exchange rate. This replacement happened concurrent with the issuance of the 2013 (Canadian Dollar) Notes; the two transactions had the composite effect of deferring, from June 2007 to June 2013, the payment of $300 million, representing a portion of the amount that would have been due either under the cross currency interest rate swap agreements or to the 2007 (U.S. Dollar) Note holders (to whom the amounts would ultimately have been paid would depend upon changes in interest and foreign exchange rates over the period to maturity of the underlying debt).

     7.4  Liquidity and capital resource measures

     -------------------------------------------------------------------------
     As at, or 12-month periods
      ended, Sept. 30                            2006       2005      Change
     -------------------------------------------------------------------------
     Components of debt and coverage ratios(1)
     -----------------------------------------
     ($ millions)
     Net debt                                   5,797.2    5,915.8     (118.6)
     Total capitalization - book value         12,807.4   13,037.2     (229.8)

     EBITDA excluding restructuring             3,542.0    3,365.7      176.3
     Net interest cost                            542.8      604.2      (61.4)

     Debt ratios
     -----------
     Fixed-rate debt as a proportion of
      total indebtedness (%)                       98.0       93.1    6.9 pts
     Average term to maturity of debt (years)       4.8        4.6        0.2

     Net debt to total capitalization (%)(1)       45.3       45.4  (0.1) pts
     Net debt to EBITDA(1)(3)                       1.6        1.8       (0.2)

     Coverage ratios(1)
     ------------------
     Interest coverage on long-term debt            3.3        2.7        0.6
     EBITDA(3) interest coverage                    6.5        5.6        0.9

     Other measures
     --------------
     Free cash flow ($ millions) -
      12-month trailing(2)                      1,476.8    1,477.6       (0.8)
     Dividend payout ratio (%)(1)                    39         38       1 pt
     -------------------------------------------------------------------------

     (1) See Section 11.4 Definition of liquidity and capital resource measures.
     (2) See Section 11.2 Free cash flow for the definition.
     (3) EBITDA excluding restructuring.

     -------------------------------------------------------------------------

     Net debt measured at September 30, 2006 decreased when compared to one-year earlier due to early redemption of $1.578 billion of Notes on December 1, 2005, partly offset by the use of cash and temporary investments (cash is netted against debt for the purposes of this calculation). Total capitalization also decreased for these reasons as well as a decrease in common equity due primarily to share repurchases under NCIB share repurchase programs. The net debt to EBITDA ratio measured at September 30, 2006 improved as a result of debt reduction and improved EBITDA. The proportion of fixed-rate debt increased mainly due to the termination of fixed to floating interest rate swap agreements concurrent with the early redemption of notes in December 2005.
     Interest coverage on long-term debt improved by 0.3 because of increased income before taxes and interest expense, and improved by 0.3 because of lower interest expenses. The EBITDA interest coverage ratio improved by 0.6 due to lower net interest cost and improved by 0.3 due to higher EBITDA (excluding restructuring). The free cash flow measure for the twelve-month period ended September 30, 2006 was relatively unchanged when compared with the measure one year earlier, primarily because increased EBITDA was offset by increased capital expenditures. The dividend payout ratio for the twelve-month period ended September 30, 2006 was lower than the target guideline of 45 to 55% for sustainable net earnings due mainly to actual earnings including the future income tax reduction from tax rate changes in the second quarter of 2006 and tax recoveries in the third quarter of 2006. The dividend payout ratio for the twelve-month period ending September 30, 2005 was also lower than the target guideline due primarily to actual earnings including tax recoveries, net of after-tax labour disruption expenses.
     Long-term guidelines for certain of TELUS' liquidity measures as defined in Section 11.4 Definition of liquidity and capital resource measures are:

     -   Net debt to total capitalization of 45 to 50%
     -   Net debt to EBITDA of 1.5:1 to 2.0:1
     -   Dividend payout ratio of 45 to 55% of sustainable net earnings.

     7.5  Credit facilities

     TELUS had available liquidity from unutilized credit facilities of more than $1.4 billion at September 30, 2006.

     -------------------------------------------------------------------------
                                                                   Outstanding
     Credit Facilities                                               undrawn
     At September 30, 2006                                           letters
     ($ in millions)            Expiry         Size       Drawn     of credit
     -------------------------------------------------------------------------
     Five-year revolving
      facility(1)             May 4, 2010       800.0           -           -
     Three-year revolving
      facility(1)             May 7, 2008       800.0       125.0       100.1
     Other bank facilities              -        74.0         7.2         3.8
     -------------------------------------------------------------------------
     Total                              -     1,674.0       132.2       103.9
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     (1) Canadian dollars or U.S. dollar equivalent.

     -------------------------------------------------------------------------

     TELUS' credit facilities contain customary covenants including a requirement that TELUS not permit its consolidated Leverage Ratio (Funded Debt to trailing 12-month EBITDA) to exceed 4.0:1 (approximately 1.6:1 at September 30, 2006) and not permit its consolidated Coverage Ratio (EBITDA to Interest Expense on a trailing 12-month basis) to be less than 2.0:1 (approximately 6.5:1 at September 30, 2006) at the end of any financial quarter. There are certain minor differences in the calculation of the Leverage Ratio and Coverage Ratio under the credit agreement as compared with the calculation of net debt to EBITDA and EBITDA interest coverage. Historically, the calculations have not been materially different. The covenants are not impacted by revaluation of capital assets, intangible assets and goodwill for accounting purposes. Continued access to TELUS' credit facilities is not contingent on the maintenance by TELUS of a specific credit rating.

     7.6  Accounts receivable sale

     On July 26, 2002, TCI, a wholly owned subsidiary of TELUS, entered into an agreement, which was amended September 30, 2002, and March 1, 2006, with an arm's-length securitization trust under which TCI is able to sell an interest in certain of its trade receivables up to a maximum of $650 million. As a result of selling the interest in certain of the trade receivables on a fully-serviced basis, a servicing liability is recognized on the date of sale and is, in turn, amortized to earnings over the expected life of the trade receivables. This "revolving-period" securitization agreement has an initial term ending July 18, 2007. TCI is required to maintain at least a BBB (low) credit rating by Dominion Bond Rating Service Limited ("DBRS") or the securitization trust may require the sale program to be wound down. The necessary credit rating was exceeded by three levels at A (low) as of November 1, 2006. The balance of proceeds from securitized receivables varied between $350 million and $535 million during the third quarter, and varied between $325 million and $535 million during the first nine months of 2006, closing at $350 million on September 30, 2006. The balance for the first nine months of 2005 was constant at $150 million, which is the minimum necessary to keep this program active.

     7.7  Credit ratings

     As of November 1, 2006 TELUS and TCI investment grade credit ratings were unchanged from those reported in TELUS' annual 2005 Management's discussion and analysis in Section 7.7. TELUS has an objective to preserve access to capital markets at a reasonable cost by maintaining and improving investment grade credit ratings in the range of "BBB+" to "A-" or the equivalent. In September, following TELUS' announcement of its intention to convert to an income trust, the four credit rating agencies that cover the Company adjusted their outlooks or trends.

     - Dominion Bond Rating Service placed its "BBB(high)" rating for TELUS and "A(low)" for TCI "under review with developing implications."
     - Moody's Investors Service affirmed its "Baa2" rating for TELUS and changed the outlook from "positive" to "developing."
     - Standard and Poor's affirmed its "BBB+" ratings for TELUS and TCI long-term corporate credit and unsecured debt as well as its "A-" rating for TCI First mortgage bonds, all with a "stable" outlook.
     - Fitch Ratings affirmed its "BBB+" ratings and "stable" outlook for TELUS and TCI.

     At this time, TELUS is uncertain as to how these ratings may be affected by the October 31, 2006 announcement by the federal Minister of Finance.

     7.8 Off-balance sheet arrangements, commitments and contingent liabilities

          Financial instruments (Note 3 of the interim consolidated financial statements)

     During the first quarter of 2006, the Company entered into a hedging relationship that fixes the Company's compensation cost arising from a specific grant of restricted stock units; hedge accounting has been applied to this relationship.
     During the second quarter of 2006, the Company terminated a number of cross currency interest rate swap agreements and entered into new cross currency interest rate swap agreements in respect of the Company's U.S. Dollar Notes maturing in June 2007. The Company entered into these agreements to reduce or eliminate exposure to interest rate and foreign currency risk. Hedge accounting has been applied to the new cross currency interest rate swap agreements.
     As at September 30, 2006, the Company had entered into foreign currency forward contracts that have the effect of fixing the exchange rate on U.S.
$49 million of fiscal 2006 purchase commitments; hedge accounting has been applied to these foreign currency forward contracts, all of which relate to the Wireless segment.
     In contemplation of the planned refinancing of the debt maturing
June 1, 2007, the Company has entered into forward starting interest rate swap agreements during 2006 that, as at September 30, 2006, have the effect of fixing the underlying interest rate on up to $500 million of replacement debt. Hedge accounting has been applied to these forward starting interest rate swap agreements.
     The fair values of the Company's long-term debt are estimated based on quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same maturity as well as the use of discounted future cash flows using current rates for similar financial instruments subject to similar risks and maturities. The fair values of the Company's derivative financial instruments used to manage exposure to interest rate and currency risks are estimated similarly. The carrying amount and fair value of long-term debt are as follows:

                                  As at September 30,      As at December 31,
                                                2006                    2005
     -------------------------------------------------------------------------
                                 Carrying      Fair      Carrying      Fair
     ($ millions)                  amount     value        amount     value
     -------------------------------------------------------------------------
     Long-term debt
       Principal                  4,786.0     5,424.1     4,644.9     5,371.6
       Derivatives used to
        manage interest rate
        and currency risks
        associated with U.S.
        dollar denominated
        debt, net                   982.8     1,292.7     1,154.3     1,470.5
     -------------------------------------------------------------------------
                                  5,768.8     6,716.8     5,799.2     6,842.1
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

          Commitments and contingent liabilities

     The Company has a $59.3 million liability recorded for outstanding commitments under its restructuring programs as at September 30, 2006. The Company's commitments and contingent liabilities, which are summarized in Note 16 of the interim consolidated financial statements, have not changed significantly in the nine-month period ended September 30, 2006, except for the following:

            Deferral accounts

     On February 16, 2006, the CRTC issued Telecom Decision 2006-9, "Disposition of funds in the deferral account". In its decision the CRTC determined that the majority of the accumulated liability within the respective incumbent local exchange carrier's deferral account was to be made available for initiatives to expand broadband services within their ILEC operating territories to rural and remote communities where service is currently not available. In addition, a minimum of five per cent of the accumulated deferral account balance must be used for initiatives that enhance accessibility to telecommunication services for individuals with disabilities. To the extent that the deferral account balance exceeds the approved initiatives, the remaining balance will be distributed in the form of a one-time rebate to local residential service customers in non-high cost serving areas. Finally, the CRTC indicated that subsequent to May 31, 2006, subject to potential CRTC changes in amounts estimated by the Company as noted above, no additional amounts are to be added to the deferral account and, instead, are to be dealt with via prospective rate reductions.
     In September 2006, the Federal Court of Appeal granted the Consumers Association of Canada and the National Anti-Poverty Organization leave to appeal Telecom Decision 2006-9. Bell Canada was also granted leave to appeal Decision 2006-9 on the grounds that the CRTC exceeded its jurisdiction to the extent it approves rebates from the deferral account. These matters are expected to be heard in 2007. See the risk discussion in Section 10.1 Regulatory - Price cap regulation - Disposition of funds in the deferral accounts (Telecom Decision CRTC 2006-9).

            Pay equity

     On December 16, 1994, the Telecommunications Workers Union ("TWU") filed a complaint against BC TEL, a predecessor of TELUS Communications Inc. (TCI), with the Canadian Human Rights Commission ("CHRC"), alleging that wage differences between unionized male and female employees in British Columbia were contrary to the equal pay for work of equal value provisions in the Canadian Human Rights Act. As a term of the negotiated settlement between TCI and the TWU that resulted in the collective agreement effective November 20, 2005, the parties have agreed to settle this complaint without any admission of liability, on the basis that the Company will establish a pay equity fund of $10 million to be paid out during the term of the new five-year collective agreement; the TWU withdrew and discontinued this complaint on December 21, 2005. During the first quarter of 2006, the CHRC advised the Company that it accepted this settlement and that it would close its file on the complaint.

            Uncertified class action

     A class action was brought August 9, 2004, under the Class Actions Act (Saskatchewan), against a number of past and present wireless service providers including the Company. The claim alleges that each of the carriers is in breach of contract and has violated competition, trade practices and consumer protection legislation across Canada in connection with the collection of system access fees, and seeks to recover direct and punitive damages in an unspecified amount. Similar proceedings have also been filed by, or on behalf of, plaintiffs' counsel in other provincial jurisdictions. On July 18, 2006, the Saskatchewan court declined to certify the action as a class action, but granted the plaintiffs leave to renew their application in order to further address certain statutory requirements respecting class actions. The Company believes that it has good defences to these actions. Should the ultimate resolution of these actions differ from management's assessments and assumptions, a material adjustment to the Company's financial position and the results of its operations could result.

     7.9  Outstanding share information

     The following is a summary of the outstanding shares for each class of equity at September 30, 2006 and at October 20, 2006. In addition, for October 20, 2006 the total number of outstanding and issuable shares is presented assuming full conversion of options including those shares held in reserve, but not yet issued.

     -------------------------------------------------------------------------
     Class of equity security               Common    Non-Voting     Total
                                            Shares      Shares      Shares
     (millions of shares)                 outstanding outstanding outstanding
     -------------------------------------------------------------------------
     At September 30, 2006
       Common equity - Common Shares
        outstanding                           178.7           -       178.7
       Common equity - Non-Voting
        Shares outstanding                        -       162.0       162.0
     -------------------------------------------------------------------------
                                              178.7       162.0       340.7(1)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     At October 20, 2006
       Common equity - Common Shares
        outstanding                           178.7           -       178.7
       Common equity - Non-Voting
        Shares outstanding                        -       162.1       162.1
     -------------------------------------------------------------------------
                                              178.7       162.1       340.8
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Outstanding and issuable
      shares(2) at October 20, 2006
       Common Shares and Non-Voting
        Shares outstanding                    178.7       162.1       340.8
       Options(3)                               0.9        19.2        20.1
     -------------------------------------------------------------------------
                                              179.6       181.3       360.9
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     (1) For the purposes of calculating diluted earnings per share for the third quarter of 2006, the number of shares was 346.0.
     (2) Assuming full conversion and ignoring exercise prices.
     (3) Not reduced by any options that may be forfeited or cancelled during the period October 1 to October 20.

     -------------------------------------------------------------------------

     8.   Critical accounting estimates and accounting policy developments

     8.1  Critical accounting estimates

     TELUS' critical accounting estimates are described Section 8.1 of its 2005 annual Management's discussion and analysis. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     8.2  Accounting policy developments

     Accounting policies are consistent with those described in Note 1 of TELUS' annual 2005 consolidated financial statements. Commencing with the Company's 2006 fiscal year, the Company adopted the amended recommendations of the Canadian Institute of Chartered Accountants ("CICA") for measurement of non-monetary transactions (CICA Handbook Section 3830). The Company's operations were not materially affected by the amended recommendations.

            Earnings per share; convergence with International Reporting
            Standards

     Possibly commencing in the Company's 2006 fiscal year, proposed amendments to the recommendations of the CICA for the calculation and disclosure of earnings per share (CICA Handbook Section 3500) may have applied to the Company. In July 2006, the typescript with the current proposed amendments was withdrawn and an announcement was made indicating that an International Financial Reporting Standards-based exposure draft would be issued by the end of 2006.
     In early 2006, Canada's Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by public companies, being converged with International Financial Reporting Standards over a transitional period. During 2006, the Accounting Standards Board is expected to develop and publish a detailed implementation plan with a transition period expected to be approximately five years. As this convergence initiative is very much in its infancy as of the date of these interim consolidated financial statements, it would be premature to currently assess the impact of the initiative, if any, on the Company.

            Other comprehensive income; Accounting changes; and Business combinations

     Amendments and proposed amendments commencing in the Company's 2007 fiscal year or later are described in Note 2 of the interim consolidated financial statements.

            Other recently issued accounting standards not yet implemented

     As described in Note 18(i) of the interim consolidated financial statements, under U.S. GAAP effective for its 2007 fiscal year, the Company is expected to be required to comply with accounting for uncertain income tax positions, as prescribed by Financial Accounting Standards Board Financial Interpretation No. 48. The Company continues to assess the provisions of the Interpretation.

     9.   Full year guidance for 2006

     The following discussion is qualified in its entirety by the Forward-looking statements at the beginning of Management's discussion and analysis, as well as Section 10: Risks and risk management of TELUS' Management's discussion and analysis for 2005, as well as the first and second quarters of 2006 and this report.
     The Company has a practice of confirming or adjusting annual guidance on a quarterly basis. There is no assurance that these assumptions or the revised 2006 financial and operating targets and projections will turn out to be accurate. Revised guidance for 2006 shown below reflects expectations based on performance for nine months, as well as a revised estimate for annual restructuring charges of up to $80 million (previously up to $100 million), affecting consolidated EBITDA and wireline EBITDA. Management currently expects that the Canadian wireless industry market penetration will increase between 4.5 and five percentage points in 2006, when compared with 2005. The effective income tax rate for the full year is expected to be approximately 23%. TELUS' full year earnings guidance for 2006 assumes certain positive tax adjustments in the fourth quarter, which are estimates only, that may not be realized because the estimates are dependent on future events. In addition, TELUS' full year earnings guidance includes estimated income trust conversion expenses of approximately $7 million in 2006, if the income trust conversion were to proceed.
     The Conference Board of Canada recently estimated Canadian real gross domestic product ("GDP") to be 2.7% for 2006 and 2.9% for 2007, down from previous Conference Board estimates of 3.1% for each. While TELUS' previous full year guidance for 2006 had assumed a 3.1% rate for national 2006 GDP, provincial growth projections show that Alberta and B.C. continue to exceed the national average.

     -------------------------------------------------------------------------
                                          Previous
                      Revised guidance  guidance from
                          for 2006         2006 Q2              Change
     -------------------------------------------------------------------------
     Consolidated

       Revenues           $8.65 to        $8.625 to      increased low end of
                        $8.7 billion   $8.725 billion    range by $25 million

       EBITDA(1)          $3.55 to         $3.5 to       increased low end of
                        $3.6 billion    $3.6 billion     range by $50 million

       Earnings per       $3.15 to         $2.90 to       increased by 15 to
        share - basic      $3.25            $3.10              25 cents

       Capital               no            Approx.
        expenditures       change       $1.6 billion          no change

       Free cash           $1.6 to        $1.55 to       increased low end of
        flow(2)         $1.65 billion   $1.65 billion    range by $50 million
     -------------------------------------------------------------------------
     Wireline segment

       Revenue            $4.8 to        $4.825 to       lowered low and high
        (external)     $4.825 billion  $4.850 billion      ends of range by
                                                           $25 million each

         Non-ILEC                         $650 to
          revenue        no change      $675 million          no change

       EBITDA             $1.825 to        $1.8 to       increased low end of
                        $1.85 billion   $1.85 billion    range by $25 million

         Non-ILEC                          $25 to
          EBITDA         no change       $30 million          no change

       Capital            Approx.         Approx.         increased by approx.
        expenditures   $1.175 billion  $1.15 billion          $25 million

       High-speed
        Internet net     More than       More than          Raised minimum
        additions         135,000         125,000        expectation by 10,000
     -------------------------------------------------------------------------
     Wireless segment

       Revenue            $3.85 to        $3.8 to        increased low end of
        (external)     $3.875 billion  $3.875 billion    range by $50 million

       EBITDA             $1.725 to       $1.7 to        increased low end of
                        $1.75 billion   $1.75 billion    range by $25 million

       Capital            Approx.         Approx.          reduced by approx.
        expenditures    $425 million    $450 million          $25 million

       Wireless
        subscriber                       560,000 to
        net additions    no change        590,000             no change
     -------------------------------------------------------------------------

     (1) See Section 11.1 Earnings before interest taxes depreciation and amortization (EBITDA).
     (2) See Section 11.2 Free cash flow.

     -------------------------------------------------------------------------

     10.  Risks and risk management

     TELUS' approach to the management of risk has not changed significantly from that described in Section 10: Risks and risk management of the Company's 2005 annual Management's discussion and analysis. The following are significant updates to the risks described in Management's discussions and analyses for the year 2005 as well as the first and second quarters of 2006.

     10.1 Regulatory

     The outcome of any existing or future regulatory reviews, proceedings, court appeals, Federal Cabinet appeals or other regulatory developments could have a material impact on TELUS' operating procedures, costs and revenues.

            Reconsideration of Regulatory framework for voice communication services using Internet Protocol (Telecom Decision CRTC 2006-53) and

            Proceeding to reassess certain aspects of the local forbearance framework (Telecom Public Notice CRTC 2006-12)

     On May 12, 2005, the CRTC released its decision regarding regulatory requirements for the provision of voice communication services using Internet protocol, also known as VoIP. Decision 2005-28 divided VoIP service providers into two groups: ILECs who are regulated in a manner similar to existing local service regulation; and others, including cable-TV companies, who are not subject to price regulation. Rules with respect to access to numbers, number portability, directory listings, equal access, the winback rules, rules on promotions, bundling and price floors were extended to VoIP services. In 2005, TELUS and other ILECs jointly petitioned the Federal Cabinet to overturn Decision 2005-28, and also sought leave to appeal regulation on winbacks with the Federal Court of Appeal.
     On May 4, 2006, the Federal Cabinet issued an Order in Council that referred Decision 2005-28 back to the CRTC for further consideration and specified that the CRTC shall complete its reconsideration of the decision within 120 days (by September 2006). The Order in Council noted that the
March 2006 report from the Telecommunications Policy Review Panel included the recommendation to rely on market forces to the maximum extent feasible. The Order in Council also noted VoIP technology had transformed the nature and extent of competition in telecommunications markets and recent Telecom Decisions CRTC 2005-62 and 2006-11 allowed for greater flexibility in the pricing of VoIP services provided by one incumbent telephone company.
     On May 10, 2006, in accordance with the Order in Council, the CRTC initiated a public proceeding to reconsider the appropriate regulatory regime and any other pertinent matters applicable to the provision of VoIP services. On September 1, 2006 in Decision 2006-53, the CRTC reaffirmed the regulatory regime for local VoIP services established in Telecom Decision 2005-28, but chose to reconsider the market share forbearance criteria of 25% for local exchange services and the 20% market share loss threshold applicable to the transitional local winback rule. Notable is that one CRTC commissioner issued a dissenting opinion that the CRTC should forbear from regulating VoIP services except for emergency services, privacy protection, access to underlying structures and telephone number portability. Two CRTC commissioners agreed with Decision 2006-53 and opposed reconsideration of the forbearance threshold criteria. To address the local market share forbearance criteria and the market share loss threshold applicable to the transitional local winback rule, the CRTC issued Telecom Public Notice 2006-12. The comment period closed in October 2006 and a decision is expected in late 2006 or early 2007. In early October 2006, the Industry Minister sought input from provincial ministries on the regulation of VoIP services.
     There can be no assurance that reconsideration of forbearance and winback restriction criteria by the CRTC or consultations on VoIP regulations by the federal government will result in more favourable regulation of VoIP services for TELUS in its incumbent regions of B.C., Alberta and Eastern Quebec.

            Appeal to Federal Cabinet of Telecom Decision CRTC 2006-15:
            Forbearance from the regulation of retail local exchange services

     On May 12, 2006, TELUS and other ILECS jointly filed a petition to the Federal Cabinet, requesting that the CRTC be directed to reconsider its April 6, 2006, decision on the regulation of local telephony service, and to do so in light of the recommendations of the Telecommunications Policy Review Panel. TELUS believes that the threshold for deregulation is too high and wireless substitution for local telephony services should be considered in the forbearance decision. The CRTC is currently conducting proceedings to assess whether wireless substitution should be considered when determining conditions for forbearance from regulation of local telephony services (Telecom Public Notice 2006-9 - Proceeding to examine whether mobile wireless services should be considered to be in the same relevant market as wireline local exchange services with respect to forbearance and related issues).
     There can be no assurance that the Federal Cabinet will direct the CRTC to reconsider Decision 2006-15, or if directed to reconsider the decision, that the CRTC will significantly change the terms and conditions set for forbearance from regulating local telephony services. There can be no assurance that the CRTC will consider wireless substitution in determining market conditions for forbearance from regulating local telephony services.

            Federal Court of Appeal grants leave to appeal winback restrictions imposed on incumbent local telephone companies

     In September 2006, the Federal Court of Appeal granted leave to appeal various decisions dealing with winback rules. TELUS joined with Bell Canada in launching the appeals, arguing that the winback rules are an infringement of the freedom of expression enshrined within the Charter of Rights and Freedoms. For example, the winback rules deprive TELUS of the ability to contact former local service customers for a period of time. This matter is expected to be heard in 2007. In a related case, the Federal Court of Appeal also granted Bell Aliant leave to appeal whether matters like quality of service could be used to deny forbearance from regulation. If these appeals are successful, TELUS could enjoy some measure of relief in key ILEC cities of Vancouver, Calgary and Edmonton, prior to achieving forbearance from regulation under the current terms set by the CRTC in Telecom Decision 2006-15. However, there can be no assurance that any of these appeals will be successful.

            Price cap regulation - Disposition of funds in the deferral accounts (Telecom Decision CRTC 2006-9)

     On February 16, 2006, the CRTC issued a decision on the use of funds in the deferral account. The funds that have accumulated in the deferral account over the second price cap period (2002 to 2006) will be used to expand broadband facilities (95%) and to improve access to telecommunications services to persons with disabilities (5%). Any remaining balance in the deferral account will be addressed through and are to be dealt with via future residential local rate reductions.
     In September 2006, the Federal Court of Appeal granted the Consumers Association of Canada and the National Anti-Poverty Organization leave to appeal CRTC Telecom Decision 2006-9. These consumer groups are expected to file their appeal over the coming months asking the Court to direct rebates to local telephone subscribers, rather than have the accumulated deferral account funds used for purposes determined by the CRTC, as noted above. Bell Canada was also granted leave to appeal Decision 2006-9 on the grounds that the CRTC exceeded its jurisdiction to the extent it approves rebates from the deferral account. These matters are expected to be heard in 2007. In the event that Bell Canada is successful in its appeal, TELUS may realize additional revenue equal to the amount of the deferral account that would otherwise have been rebated by the CRTC. Should the consumer groups be successful in their appeals, TELUS may be required to remit a one-time refund of approximately $165 million in individually small amounts to its entire local residential subscriber base. Given the deferral account balance was fully provided for in previous financial statements, the potential refund will not impact the Company's subsequent income from operations. In addition, subject to the potential outcome of this leave to appeal, the Company may need to re-address its intent to extend broadband services to uneconomic remote and rural communities. TELUS supports Decision 2006-9 and its designated uses of the deferral account in order to extend high-speed broadband internet service to rural and remote communities and improve telecommunications services for people with disabilities.
     It also uncertain what impact the Federal Court of Appeal's granting of leave to these appeals may have on the Commission's pending consideration of TELUS' and the other incumbent telephone companies' proposals for disposition of deferral account funds that were filed on September 1, 2006.

            Correction to TELUS' co-location DC power service rates (Telecom Decision CRTC 2006-42-1)

     In August 2006, the CRTC issued a decision "erratum" to increase the rates that TELUS is allowed to charge for co-location DC power services, as an incorrect maintenance cost factor was used in the original decision issued on June 30, 2006. While Decision 2006-42 and Decision 2006-42-1 had approved rates on a final basis back to November 29, 2000, the Company had previously accrued most of the retroactive impact, with the balance recorded as an adjustments in the Company's second and third quarter 2006 financial statements. The Company estimates that its incumbent wireline revenue will be reduced by less than $2 million over the subsequent 12-month period, based on current co-location and power arrangements.

            Future environment facing the Canadian broadcasting system (Broadcasting Public Notice CRTC 2006-72)

     On June 8, 2006, the Canadian Federal Government issued an Order in Council requesting that the CRTC provide a factual report on the future environment facing the Canadian broadcasting system. To respond to the request, the CRTC issued Broadcasting Public Notice 2007-72, calling for comments from interested parties by September 1, 2006. One of the key issues raised during the current review is a request by over-the-air broadcasters to receive subscriber fees or a "fee for carriage." The Telco TV Association of Canada, which includes TELUS, SaskTel and MTS Allstream, opposed this proposal, arguing that retransmission rights are a copyright issue, not a broadcasting issue, and therefore, the CRTC is not the appropriate body to deal with the matter. If over-the-air broadcasters are successful in obtaining fee-for-carriage, the costs of offering basic television service could increase significantly. Telco TV also provided evidence that over-the-air broadcasters are in good financial health.
     TELUS called for reform to broadcasting regulation in order to harness opportunities in emerging technologies. The Company believes that the fundamental objectives of cultural policy (access, diversity and Canadian content) remain relevant, but technology is creating consumer friendly ways of achieving these objectives. In its filing, TELUS called for the following:

     - Regulate only where still necessary to achieve these cultural policy objectives;
     - Maintain the new media exemption for Internet and mobile wireless content and move towards extending that same regime to traditional broadcasters;
     - Move toward a registration system rather than a licensing framework for competitive areas of broadcasting;
     -   Remove all restrictions on advertising; and
     - Recognize the contribution distributors make to infrastructure development and give them the option of contributing to new media development instead of the Canadian Television Fund.

     TELUS also urged the government to update copyright legislation in order to promote flexible and fair use of digital content by consumers.

            The deadline for implementing wireless number portability ("WNP") is March 14, 2007 (Telecom Decision CRTC 2005-72)

     On December 20, 2005, the CRTC issued Decision 2005-72 and directed Bell Mobility, Rogers Wireless Inc. and the wireless division of TELUS to implement wireless number portability in British Columbia, Alberta, Ontario and Quebec where local exchange carrier-to-local exchange carrier ("LEC-to-LEC") local number portability is currently in place by March 14, 2007. In other areas and for other wireless carriers, wireless number portability (where LEC-to-LEC local number portability is currently in place) for porting-out must be implemented by March 14, 2007 and for porting-in must be implemented by September 12, 2007. There is no assurance that TELUS and the other Canadian wireless carriers will be able to implement wireless number portability in the required timeframe without incurring significant additional costs and/or ongoing administration costs. Implementation of wireless number portability may result in increased migration of network access lines to wireless services, increased wireless subscriber monthly churn or additional customer retention costs for TELUS.
     WNP, when instituted in the U.S. in 2003, did not lead to a large increase in churn as was initially anticipated. In addition, TELUS believes that WNP may open up an opportunity to more effectively market into the business/enterprise market in Central Canada where TELUS has a lower market share than our wireless competitors and lack of WNP is believed to have decreased its sales effectiveness. However, there can be no assurance that this will be the case.

     10.2 Human resources

            Two new collective agreements reached in the TELUS Quebec region

     Two collective agreements in the TELUS Quebec region were open for renewal in 2006 and negotiations have concluded successfully with the ratification of new agreements in each case. An agreement between TELUS Quebec and the Syndicat des agents de maitrise de TELUS came into effect on April 1, with a one-year term, and covers more than 500 professional and supervisory employees. Another agreement between TELUS Quebec and the Syndicat quebecois des employes de TELUS was ratified in August and will remain in effect until December 31, 2009. The latter agreement covers more than 1,000 office, clerical and technical employees.

     10.3 Business integration and internal reorganizations

     On November 24, 2005, TELUS Corporation announced the integration of the wireline and wireless operations of the business into a single operating structure. This integration incorporates TELUS' customer-facing business units, technology infrastructure, operations and shared services. There is no assurance that this integration will provide the benefits and efficiencies that are planned and/or that there will not be significant difficulties in combining the two structures, which could result in a negative impact on operating and financial results.

     10.4 Process risks

            TELUS systems and processes could negatively impact financial results and customer service - Billing/revenue assurance and efficiency programs

     TELUS continues to develop a new billing system for the wireline segment of our business, which includes re-engineering processes for order entry, pre-qualification, service fulfillment and assurance, customer care, collections/credit, customer contract and information management. This customer-focused project requires extensive system development and, in itself, presents implementation risks due to the complexity of the implementation task and resource constraints. TELUS plans to implement this project in phases beginning with a pilot and testing in the third quarter of 2006. A commercial launch of the converged billing system platform for consumer customers in Alberta is currently planned for the first quarter of 2007, with additional phases of conversion planned over the next few years. There can be no assurance that this undertaking will not negatively impact TELUS' customer service levels, competitive position and financial results. As well, significant time delays in implementing this system could negatively impact TELUS' competitive ability to quickly and effectively launch new products and services; achieve and maintain a competitive cost structure; and deliver better information and analytics to management.
     Also, as a result of system changes, staff reduction and training requirements associated with TELUS' ongoing efficiency improvement efforts, there is potential for further impact on the operations of TELUS' internal processes involved with billing that could negatively affect TELUS' earnings.

     10.5 Income trust reorganization risks

     TELUS' intention to reorganize in its entirety as an income trust is subject to inherent risks and uncertainties including changes arising from the October 31, 2006 announcement by the federal Minister of Finance of a proposed new Tax Fairness Plan that is intended to change the relationships between the future levels of taxation of income trusts and corporations. Other risks and uncertainties are associated with obtaining approvals from security holders, courts and regulatory bodies. No assurance can be given that the income trust conversion will proceed, or be completed in the originally anticipated
January 2007 time-frame, or that any of the anticipated benefits and implications of income trust conversion will be realized if the conversion were to proceed.
     One element of the proposed plan is a tax on distributions of business income earned by non-passive investments by publicly traded income trusts and limited partnerships (other than those which hold passive real estate investments). This is intended to make an income trust's income tax treatment more like that of public corporations. The announcement by the federal Minister of Finance indicated that for income trusts, which begin trading after October 31, 2006, the new tax measures will apply to the later of their 2007 taxation year and the taxation year in which the income trust begins to trade. The result of the application of these new proposals would be to reduce the tax efficiency of publicly traded income trusts.
     Should the proposed income trust conversion proceed, TELUS expects that it would be exposed to a new set of specific risks relating to the income trust structure that would arise upon closing of the conversion. Such risks include: the ability to utilize available income tax credits and losses before they expire, as well as the availability to use tax-related grants, subsidies or reductions that might otherwise be available to the Company or other related taxpayers. As TELUS is assessing the proposed conversion in light of the new tax plan announced on October 31, these risks are not all summarized above. Should the proposed reorganization proceed, the risks will be highlighted in the "Risk Factors" section of the information circular that would be provided to security holders in connection with the special meeting to consider the proposed conversion.
     Furthermore, should the conversion to an income trust proceed, under the Minister of Finance's Tax Fairness Plan there would be limits to the expected tax benefits of such a structure as the tax benefits of income trusts are expected to be eliminated after 2011.

     11. Reconciliation of non-GAAP measures and definition of key operating indicators

     11.1 Earnings before interest taxes depreciation and amortization
          (EBITDA)

     TELUS has issued guidance on and reports EBITDA because it is a key measure used by management to evaluate performance of business units, segments and the Company. EBITDA is also utilized in measuring compliance with debt covenants. EBITDA is a measure commonly reported and widely used by investors as an indicator of a company's operating performance and ability to incur and service debt, and as a valuation metric. The Company believes EBITDA assists investors in comparing a company's performance on a consistent basis without regard to depreciation and amortization, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors such as historical cost.
     EBITDA is not a calculation based on Canadian or U.S. GAAP and should not be considered an alternative to Operating income or Net income in measuring the Company's performance, nor should it be used as an exclusive measure of cash flow, because it does not consider the impact of working capital growth, capital expenditures, debt principal reductions and other sources and uses of cash, which are disclosed in the consolidated statements of cash flows. Investors should carefully consider the specific items included in TELUS' computation of EBITDA. While EBITDA has been disclosed herein to permit a more complete comparative analysis of the Company's operating performance and debt servicing ability relative to other companies, investors should be cautioned that EBITDA as reported by TELUS may not be comparable in all instances to EBITDA as reported by other companies.
     The following is a reconciliation of EBITDA with Net income and Operating income:

     -------------------------------------------------------------------------
                                        Quarters ended    Nine-month periods
                                            Sept. 30      ended September 30
     ($ millions)                        2006      2005      2006      2005
     -------------------------------------------------------------------------
     Net income                           319.6     190.1     886.3     621.8
       Other expense (income)               4.0       7.1      17.9       9.1
       Financing costs                    116.6     144.8     371.1     451.4
       Income taxes                       126.5      86.9     261.3     263.2
       Non-controlling interest             2.4       1.6       7.1       4.9
     -------------------------------------------------------------------------
     Operating income                     569.1     430.5   1,543.7   1,350.4
       Depreciation                       325.8     335.6   1,000.2     996.4
       Amortization of intangible
        assets                             57.5      73.6     168.3     214.1
     -------------------------------------------------------------------------
     EBITDA                               952.4     839.7   2,712.2   2,560.9
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     In addition to EBITDA, TELUS calculates EBITDA less capital expenditures as a simple proxy for cash flow in its two reportable segments. EBITDA less capital expenditures is used for comparison to the reported results for other telecommunications companies and is subject to the potential comparability issues of EBITDA described above. EBITDA less capital expenditures is calculated for TELUS as follows:

     -------------------------------------------------------------------------
                                         Quarters ended   Nine-month periods
                                            Sept. 30      ended September 30
     ($ millions)                        2006      2005      2006      2005
     -------------------------------------------------------------------------
     EBITDA                               952.4     839.7   2,712.2   2,560.9
     Capital expenditures ("Capex")      (423.9)   (263.0) (1,203.2)   (944.9)
     -------------------------------------------------------------------------
     EBITDA less capital expenditures     528.5     576.7   1,509.0   1,616.0
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     11.2 Free cash flow

     The Company has issued guidance on and reports free cash flow because it is a key measure used by management to evaluate performance of TELUS Corporation. Free cash flow excludes certain working capital changes and other sources and uses of cash, which are disclosed in the consolidated statements of cash flows. Free cash flow is not a calculation based on Canadian or U.S. GAAP and should not be considered an alternative to the consolidated statements of cash flows. Free cash flow is a measure that can be used to gauge TELUS' performance over time. Investors should be cautioned that free cash flow as reported by TELUS may not be comparable in all instances to free cash flow as reported by other companies. While the closest GAAP measure is Cash provided by operating activities less Cash used by investing activities, free cash flow is considered relevant because it provides an indication of how much cash generated by operations is available after capital expenditures, but before proceeds from divested assets, and changes in certain working capital items (such as trade receivables, which can be significantly distorted by securitization changes that do not reflect operating results, and trade payables).
     The following reconciles free cash flow with Cash provided by operating activities less Cash used by investing activities:

     -------------------------------------------------------------------------
                                         Quarters ended   Nine-month periods
                                            Sept. 30      ended September 30
     ($ millions)                        2006      2005      2006      2005
     -------------------------------------------------------------------------
     Cash provided by operating
      activities                          570.4     693.5   2,056.5   2,109.6
     Cash (used) by investing
      activities                         (451.0)   (263.3) (1,253.2)   (979.5)
     -------------------------------------------------------------------------
                                          119.4     430.2     803.3   1,130.1
     Net employee defined benefit
      plans expense                         1.5       0.3       4.4      (0.8)
     Employer contributions to
      employee defined benefit plans       28.8      30.1     104.3      89.8
     Amortization of deferred gains
      on sale-leaseback of buildings,
      amortization of deferred
      charges and other, net               (3.9)      3.6     (12.5)      3.9
     Reduction (increase) in
      securitized accounts receivable     185.0         -     150.0         -
     Non-cash working capital changes
      except changes in taxes,
      interest, and securitized
      accounts receivable, and other      170.4     116.8     267.5      91.1
     Acquisition                           25.0         -      44.5      29.4
     Proceeds from the sale of
      property and other assets            (6.9)     (0.1)    (14.9)      3.5
     Other investing activities             9.0       0.4      20.4       8.7
     -------------------------------------------------------------------------
     Free cash flow                       528.3     581.3   1,367.0   1,355.7
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     The following shows management's calculation of free cash flow.

     -------------------------------------------------------------------------
                                         Quarters ended   Nine-month periods
                                            Sept. 30      ended September 30
     ($ millions)                        2006      2005      2006      2005
     -------------------------------------------------------------------------
     EBITDA                               952.4     839.7   2,712.2   2,560.9

     Restructuring and workforce
      reduction costs net of
      cash payments                        (1.2)     (5.7)      2.2     (19.0)
     Share-based compensation              14.2      10.3      35.3      21.2
     Cash interest paid                   (13.0)    (12.2)   (297.6)   (319.1)
     Cash interest received                 0.6       9.3      23.9      34.4
     Income taxes received (paid),
      less investment tax credits
      received                             (0.8)      2.9      94.2      22.2
     Capital expenditures                (423.9)   (263.0) (1,203.2)   (944.9)
     -------------------------------------------------------------------------
     Free cash flow                       528.3     581.3   1,367.0   1,355.7
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     11.3 Definition of key operating indicators

     These measures are industry metrics and are useful in assessing the operating performance of a wireless company.

     Churn per month is calculated as the number of subscriber units disconnected during a given period divided by the average number of subscriber units on the network during the period, and expressed as a rate per month. A prepaid subscriber is disconnected when the subscriber has no usage for 90 days following expiry of the prepaid card.

     Cost of acquisition ("COA") consists of the total of handset subsidies, commissions, and advertising and promotion expenses related to the initial subscriber acquisition during a given period. As defined, COA excludes costs to retain existing subscribers ("retention spend").

     COA per gross subscriber addition is calculated as cost of acquisition divided by gross subscriber activations during the period.

     Average revenue per subscriber unit ("ARPU") is calculated as Network revenue divided by the average number of subscriber units on the network during the period and expressed as a rate per month. Data ARPU is a component of ARPU, calculated on the same basis for revenues derived from services such text messaging, mobile computing, personal digital assistance devices, Internet browser activity and pay-per-use downloads.

     Retention spend to Network revenue represents direct costs associated with marketing and promotional efforts aimed at the retention of the existing subscriber base divided by Network revenue.

     EBITDA excluding COA is a measure of operational profitability normalized for the period costs of adding new customers. COA for the third quarter and first nine months of 2006 was $128.6 million and $367.4 million, respectively. COA for the same periods in 2005 was $113.7 million and $305.6 million, respectively.

     11.4 Definition of liquidity and capital resource measures

     The following definitions are presented in the order that they appear in
Section 7.4 Liquidity and capital resource measures.

     Net debt is a non-GAAP measure whose nearest GAAP measure is the sum of Long-term debt and Current maturities of long-term debt, as reconciled below. Net debt is one component of a ratio used to determine compliance with debt covenants (refer to the description of Net debt to EBITDA below).

     -------------------------------------------------------------------------
                                                              At September 30
     ($ millions)                                              2006      2005
     -------------------------------------------------------------------------
     Current maturities of long-term debt                   1,378.4   1,581.6
     Long-term debt                                         3,407.6   4,497.3
     -------------------------------------------------------------------------
                                                            4,786.0   6,078.9
     Net deferred hedging liability                           985.8   1,159.0
     -------------------------------------------------------------------------
     Debt                                                   5,771.8   7,237.9
     Cash and temporary investments                            25.4  (1,322.1)
     -------------------------------------------------------------------------
     Net debt                                               5,797.2   5,915.8
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     The deferred hedging liability in the table above relates to cross currency interest rate swaps that effectively convert principal repayments and interest obligations to Canadian dollar obligations in respect of the U.S. $1,166.5 million debenture maturing June 1, 2007 and the U.S. $1,925.0 million debenture maturing June 1, 2011. Management believes that Net debt is a useful measure because it incorporates the exchange rate impact of cross currency swaps put into place that fix the value of U.S. dollar-denominated debt, and because it represents the amount of long-term debt obligations that are not covered by available cash and temporary investments.

     Total capitalization is defined as Net debt plus Non-controlling interest and Shareholders' equity.

     Net debt to total capitalization provides a measure of the proportion of debt used in the Company's capital structure. The long-term target ratio for Net debt to total capitalization is 45 to 50%.

     EBITDA excluding restructuring is used for the calculation of Net debt to EBITDA and EBITDA interest coverage, consistent with the calculation of the Leverage Ratio and the Coverage Ratio in credit facility covenants. Restructuring and workforce reduction costs were $95.4 million and $72.4 million, respectively, for the 12-month periods ended September 30, 2006 and 2005.

     Net debt to EBITDA is defined as Net debt as at the end of the period divided by the 12-month trailing EBITDA excluding restructuring. This measure is substantially the same as the Leverage Ratio covenant in TELUS' credit facilities. TELUS' guideline range for Net debt to EBITDA is from 1.5:1 to 2.0:1.

     Net interest cost is defined as Financing costs before gains on redemption and repayment of debt, calculated on a 12-month trailing basis. No gains on redemption and repayment of debt were recorded in the respective periods. Losses recorded on the redemption of long-term debt are included in net interest cost. Net interest costs for the 12-months ending
September 30, 2006 and 2005 are equivalent to reported quarterly financing costs over those periods.

     Interest coverage on long-term debt is calculated on a 12-month trailing basis as Net income before interest expense on long-term debt and income tax expense divided by interest expense on long-term debt. Interest expense on long-term debt for the 12-month trailing period ending September 30, 2006 includes losses on redemption of long-term debt, while for the 12-month period ended September 30, 2005, it includes a significant accrual for estimated costs to settle a lawsuit.

     EBITDA interest coverage is defined as EBITDA excluding restructuring divided by Net interest cost. This measure is substantially the same as the Coverage Ratio covenant in TELUS' credit facilities.

     Dividend payout ratio is defined as the most recent quarterly dividend declared per share multiplied by four and divided by basic earnings per share for the 12-month trailing period. The target guideline for the annual dividend payout ratio on a prospective basis, rather than on a trailing basis, is 45 to 55% of sustainable net earnings.

     Funded debt, in general terms, is borrowed funds less cash on hand as defined in the Company's bank agreements.

______________________________________________________________________________

SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 1, 2006
				    TELUS Corporation


			 	   /s/ Audrey Ho
			       _____________________________
			       Name:  Audrey Ho
                               Title: Vice President, Legal Services and
                                      General Counsel and Corporate Secretary